Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the year ended October 31, 2019, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2019. This MD&A is dated December 4, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2019 MD&A") in the Bank's 2019 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", and in other statements regarding the Bank's objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), model, reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2019 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant and Subsequent Events, and Pending Transactions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 1

TABLE 1:  FINANCIAL HIGHLIGHTS1

(millions of Canadian dollars, except where noted)	2019	2018	2017
Results of operations
Total revenues – reported	$41,065	$38,892	$36,202
Total revenues – adjusted[2]	41,065	38,981	35,999
Provision for credit losses[3]	3,029	2,480	2,216
Insurance claims and related expenses	2,787	2,444	2,246
Non-interest expenses – reported	22,020	20,195	19,419
Non-interest expenses – adjusted[2]	21,085	19,943	19,145
Net income – reported	11,686	11,334	10,517

Net income – adjusted[2]	12,503	12,183	10,587
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$684.6	$646.4	$612.6
Total assets	1,415.3	1,334.9	1,279.0
Total deposits	887.0	851.4	832.8
Total equity	87.7	80.0	75.2

Total Common Equity Tier 1 Capital risk-weighted assets[4]	456.0	435.6	435.8
Financial ratios
Return on common equity – reported	14.5%	15.7%	14.9%
Return on common equity – adjusted[2,5]	15.6	16.9	15.0
Return on tangible common equity[2,5]	20.5	22.7	21.9
Return on tangible common equity – adjusted[2,5]	21.5	23.9	21.6
Efficiency ratio – reported	53.6	51.9	53.6
Efficiency ratio – adjusted[2]	51.3	51.2	53.2

Provision for credit losses as a % of net average loans and acceptances[6]	0.45	0.39	0.37
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$6.26	$6.02	$5.51
Diluted	6.25	6.01	5.50
Dividends per common share	2.89	2.61	2.35
Book value per share	45.20	40.50	37.76
Closing share price[7]	75.21	73.03	73.34
Shares outstanding (millions)
Average basic	1,824.2	1,835.4	1,850.6
Average diluted	1,827.3	1,839.5	1,854.8
End of period	1,811.9	1,828.3	1,839.6
Market capitalization (billions of Canadian dollars)	$136.3	$133.5	$134.9
Dividend yield[8]	3.9%	3.5%	3.6%
Dividend payout ratio	46.1	43.3	42.6
Price-earnings ratio	12.0	12.2	13.3

Total shareholder return (1-year)[9]	7.1	3.1	24.8
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$6.71	$6.48	$5.55
Diluted	6.69	6.47	5.54
Dividend payout ratio	43.0%	40.2%	42.3%

Price-earnings ratio	11.2	11.3	13.2
Capital ratios
Common Equity Tier 1 Capital ratio[4]	12.1%	12.0%	10.7%
Tier 1 Capital ratio[4]	13.5	13.7	12.3
Total Capital ratio[4]	16.3	16.2	14.9

Leverage ratio	4.0	4.2	3.9

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

The Toronto-Dominion Bank ("TD" or the "Bank") prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. Refer to the "Financial Results Overview" in 2019 Management's Discussion and Analysis (MD&A) for further explanation, a list of the items of note, and a reconciliation of non-GAAP financial measures.

[3]

Effective November 1, 2017, amounts were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated.

[4]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively. For fiscal 2017, the scalars were 72%, 77%, and 81%, respectively. Prior to fiscal 2018, as the Bank was constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which were the same for all capital ratios.

[5]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[6]

Excludes acquired credit-impaired (ACI) loans, debt securities classified as loans (DSCL) under IAS 39, debt securities at amortized cost (DSAC), and debt securities at fair value through other comprehensive income (DSOCI) under IFRS 9.

[7]	Toronto Stock Exchange (TSX) closing market price.
[8]	Dividend yield is calculated as the dividend per common share paid during the year divided by the daily average closing stock price during the year.
[9]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 2

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.4 trillion in assets on October 31, 2019, and 89,031 average full-time equivalent employees in fiscal 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate's reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaced the guidance in IAS 39. Refer to Note 2 of the 2019 Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank had made the decision not to restate comparative period financial information and had recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2019 and 2018 results reflect the adoption of IFRS 9, while fiscal 2017 reflects results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The Bank finalized its assessment of the implications of the U.S. Tax Act during 2018 and recorded a net charge to earnings of $392 million (US$319 million) for the year ended October 31, 2018.

The lower corporate tax rate had and continues to have a positive effect on TD's current year and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made and guidance that may be issued by applicable regulatory authorities.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	2019	2018	2017
Net interest income	$23,931	$22,239	$20,847

Non-interest income	17,134	16,653	15,355
Total revenue	41,065	38,892	36,202
Provision for credit losses	3,029	2,480	2,216
Insurance claims and related expenses	2,787	2,444	2,246

Non-interest expenses	22,020	20,195	19,419
Income before income taxes and equity in net income of an investment in TD Ameritrade	13,229	13,773	12,321
Provision for income taxes	2,735	3,182	2,253

Equity in net income of an investment in TD Ameritrade	1,192	743	449
Net income – reported	11,686	11,334	10,517

Preferred dividends	252	214	193
Net income available to common shareholders and non-controlling interests in subsidiaries	$11,434	$11,120	$10,324
Attributable to:
Common shareholders	$11,416	$11,048	$10,203

Non-controlling interests	18	72	121

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 3

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	2019	2018	2017
Operating results – adjusted
Net interest income	$23,931	$22,239	$20,847

Non-interest income[2]	17,134	16,742	15,152
Total revenue	41,065	38,981	35,999
Provision for credit losses	3,029	2,480	2,216
Insurance claims and related expenses	2,787	2,444	2,246

Non-interest expenses[3]	21,085	19,943	19,145
Income before income taxes and equity in net income of an investment in TD Ameritrade	14,164	14,114	12,392
Provision for (recovery of) income taxes	2,949	2,898	2,336

Equity in net income of an investment in TD Ameritrade[4]	1,288	967	531
Net income – adjusted	12,503	12,183	10,587

Preferred dividends	252	214	193
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	12,251	11,969	10,394
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	18	72	121

Net income available to common shareholders – adjusted	12,233	11,897	10,273
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(307)	(324)	(310)
Charges related to the long-term loyalty agreement with Air Canada[6]	(607)	–	–
Charges associated with the acquisition of Greystone[7]	(117)	–	–
Charges associated with the Scottrade transaction[8]	–	(193)	(46)
Impact from U.S. tax reform[9]	–	(48)	–
Dilution gain on the Scottrade transaction[10]	–	–	204
Loss on sale of the Direct Investing business in Europe[11]	–	–	(42)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[12]	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[5,13]	(48)	(55)	(78)
Charges related to the long-term loyalty agreement with Air Canada[6]	(161)	–	–
Charges associated with the acquisition of Greystone[7]	(5)	–	–
Charges associated with the Scottrade transaction[8]	–	(5)	(10)
Impact from U.S. tax reform[9]	–	344	–
Dilution gain on the Scottrade transaction[10]	–	–	–
Loss on sale of the Direct Investing business in Europe[11]	–	–	(2)

Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[12]	–	–	7
Total adjustments for items of note	(817)	(849)	(70)
Net income available to common shareholders – reported	$11,416	$11,048	$10,203

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments as explained in footnote 9 – 2018 – $(89) million. Dilution gain on the Scottrade transaction, as explained in footnote 10 – 2017 – $204 million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 11 – 2017 – $42 million. Gain on fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 12 – 2017 – $41 million. These amounts were reported in the Corporate segment.

[3]

Adjusted non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – 2019 – $211 million, 2018 – $231 million, 2017 – $248 million, reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – 2019 – $117 million; this amount was reported in the Canadian Retail segment. Charges associated with the Bank's acquisition of Scottrade Bank, as explained in footnote 8 – 2018 – $21 million and 2017 – $26 million, reported in the U.S. Retail segment.

[4]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles as explained in footnote 5 – 2019 – $96 million, 2018 – $93 million, 2017 – $62 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 8 – 2018 – $172 million and 2017 – $20 million. This item was reported in the U.S. Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during 2018 of $392 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $344 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.

[11]

On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.

[12]

The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to AFS under IAS 39 (classified as fair value through other comprehensive income (FVOCI) under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result, the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.

[13]

The amount reported in 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 4

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	2019	2018	2017
Basic earnings per share – reported	$6.26	$6.02	$5.51

Adjustments for items of note[2]	0.45	0.46	0.04
Basic earnings per share – adjusted	$6.71	$6.48	$5.55

Diluted earnings per share – reported	$6.25	$6.01	$5.50

Adjustments for items of note[2]	0.44	0.46	0.04
Diluted earnings per share – adjusted	$6.69	$6.47	$5.54

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1,2

(millions of Canadian dollars)	2019	2018	2017
TD Bank, National Association (TD Bank, N.A.)	$76	$87	$91
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	96	93	62
MBNA Canada	40	49	42
Aeroplan	17	17	17

Other	30	23	20
	259	269	232

Software and asset servicing rights	469	464	351
Amortization of intangibles, net of income taxes	$728	$733	$583

[1]

The amount reported in 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

[2]

Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[3]	Included in equity in net income of an investment in TD Ameritrade.

RETURN ON COMMON EQUITY

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018 and 2017.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	2019	2018	2017
Average common equity	$78,638	$70,499	$68,349
Net income available to common shareholders – reported	11,416	11,048	10,203

Items of note, net of income taxes[1]	817	849	70
Net income available to common shareholders – adjusted	$12,233	$11,897	$10,273
Return on common equity – reported	14.5%	15.7%	14.9%

Return on common equity – adjusted	15.6	16.9	15.0

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 5

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	2019	2018	2017
Average common equity	$78,638	$70,499	$68,349
Average goodwill	17,070	16,197	16,335
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,146	4,100	3,899
Average other acquired intangibles[1]	662	676	917

Average related deferred tax liabilities	(260)	(240)	(343)

Average tangible common equity	57,020	49,766	47,541
Net income available to common shareholders – reported	11,416	11,048	10,203

Amortization of acquired intangibles, net of income taxes[2]	259	269	232
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	11,675	11,317	10,435

Other items of note, net of income taxes[2]	558	580	(162)
Net income available to common shareholders – adjusted	$12,233	$11,897	$10,273
Return on tangible common equity	20.5%	22.7%	21.9%

Return on tangible common equity – adjusted	21.5	23.9	21.6

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING TRANSACTIONS

Bank Supports Acquisition of TD Ameritrade Holding Corporation by The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade Holding Corporation (TD Ameritrade), of which the Bank is a major shareholder, by The Charles Schwab Corporation (Schwab), through a definitive agreement announced by those companies. Under the terms of the transaction, all TD Ameritrade shareholders, including the Bank, would exchange each TD Ameritrade share they own for 1.0837 shares of Schwab. As a result, the Bank will exchange its approximate 43% in TD Ameritrade for an approximate 13.4% stake in Schwab, consisting of up to 9.9% voting common shares and the remainder in non-voting common shares, convertible upon transfer to a third party. TD expects to record a revaluation gain at closing.

The transaction is subject to certain closing conditions, including majority approval by the shareholders of each of TD Ameritrade and Schwab, and majority approval of TD Ameritrade's shareholders other than TD and certain other shareholders of TD Ameritrade that have entered into voting agreements. In addition, the transaction is subject to receipt of regulatory approvals. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied.

If the transaction closes, it is expected to have minimal capital impact on the Bank, and the Bank expects to account for its investment in Schwab using the equity method of accounting. The Bank and Schwab have entered into a new Stockholders' Agreement that will become effective upon closing, under which the Bank will have two seats on Schwab's Board of Directors, subject to the Bank meeting certain conditions. Under the agreement, the Bank will be subject to customary standstill and lockup restrictions. The Bank and Schwab have also entered into a revised and extended long-term Insured Deposit Account (IDA) agreement that will become effective upon closing and extends to 2031. Starting on July 1, 2021, IDA deposits, which were $142 billion (US$108 billion) as at October 31, 2019, can be reduced at Schwab's option by up to US$10 billion a year, with a floor of US$50 billion. The servicing fee under the revised IDA agreement will be set at 15 basis points (bps) upon closing.

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in non-interest expenses – other in the Canadian Retail segment, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 bps.

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $821 million, of which $479 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price are being held in escrow for two years post-acquisition, subject to their continued employment, and are being recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $165 million of assets and $46 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets has been allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $432 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 6

FINANCIAL RESULTS OVERVIEW

Net Income

Reported net income for the year was $11,686 million, an increase of $352 million, or 3%, compared with last year. The increase reflects higher revenue, a higher contribution from TD Ameritrade, and the impact from U.S. tax reform in the prior year, partially offset by higher non-interest expenses, including charges related to the agreement with Air Canada, higher provisions for credit losses (PCL), and higher insurance claims. The reported ROE for the year was 14.5%, compared with 15.7% last year. Adjusted net income of $12,503 million increased $320 million, or 3%, compared with last year.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $793 million, or 19%, a lower net loss in the Corporate segment of $325 million, or 30%, partially offset by a decrease in Wholesale Banking of $446 million, or 42%, and a decrease in Canadian Retail of $320 million, or 4%.

Reported diluted EPS for the year was $6.25, an increase of 4%, compared with $6.01 last year. Adjusted diluted EPS for the year was $6.69, a 3% increase, compared with $6.47 last year, below the low end of the 7% to 10% medium-term adjusted EPS range previously communicated for fiscal 2019. After a challenging first quarter for the Wholesale Banking segment, we had strong adjusted EPS growth of 8% in each of the second and third quarters. However, fourth quarter adjusted EPS declined 2% from the prior year reflecting restructuring charges, derivative valuation charges, and lower contribution from Treasury and other.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 8:  IMPACT OF FOREIGN CURRENCY TRANSLATION ON U.S. RETAIL SEGMENT EARNINGS

(millions of Canadian dollars, except as noted)	2019 vs. 2018 Increase (Decrease)	2018 vs. 2017 Increase (Decrease)
U.S. Retail Bank
Total revenue	$369	$(173)
Non-interest expenses – reported	199	(94)

Non-interest expenses – adjusted	199	(93)
Net income – reported, after tax	120	(57)

Net income – adjusted, after tax	120	(58)
Equity in net income of an investment in TD Ameritrade – reported[1]	37	(12)

Equity in net income of an investment in TD Ameritrade – adjusted[1]	37	(10)
U.S. Retail segment net income – reported, after tax	158	(68)

U.S. Retail segment net income – adjusted, after tax	158	(68)
Earnings per share (Canadian dollars)
Basic – reported	$0.09	$(0.04)
Basic – adjusted	0.09	(0.04)
Diluted – reported	0.09	(0.04)

Diluted – adjusted	0.09	(0.04)

[1]	Equity in net income of an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	2019	2018	2017

U.S. dollar	1.329	1.287	1.308

[1]	Amounts exclude Corporate segment.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 7

FINANCIAL RESULTS OVERVIEW

Revenue

Reported revenue was $41,065 million, an increase of $2,173 million, or 6%, compared with last year.

Adjusted revenue was $41,065 million, an increase of $2,084 million, or 5%, compared with last year.

NET INTEREST INCOME

Net interest income for the year was $23,931 million, an increase of $1,692 million, or 8%, compared with last year. The increase reflects loan and deposit volume growth and higher margins in the Canadian and U.S. Retail segments, and the impact of foreign currency translation, partially offset by lower revenue in Wholesale Banking reflecting challenging market conditions in the first quarter of this year.

By segment, the increase in reported net interest income was due to an increase in U.S. Retail of $775 million, or 9%, an increase in Canadian Retail of $773 million, or 7%, and an increase in the Corporate segment of $383 million, or 29%, partially offset by a decrease in Wholesale Banking of $239 million, or 21%.

NET INTEREST MARGIN

Net interest margin increased by 1 basis point during the year to 1.96%, compared with 1.95% last year, primarily due to modest increases in the Canadian and U.S. Retail segments, offset by changes in non-retail product mix.

NON-INTEREST INCOME

Reported non-interest income for the year was $17,134 million, an increase of $481 million, or 3%, compared with last year. The increase reflects higher fee-based revenue in the wealth and banking businesses, higher revenue from the insurance business including changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, and the impact of foreign currency translation. The increase is partially offset by lower revenue from treasury and balance sheet management activities in the Corporate segment, and lower revenue in Wholesale Banking.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $740 million, or 7%, and an increase in U.S. Retail of $72 million, or 3%, partially offset by a decrease in Corporate of $284 million, or 75%, and a decrease in Wholesale Banking of $47 million, or 2%.

TABLE 9:  NON-INTEREST INCOME1

(millions of Canadian dollars, except as noted)	2019 vs. 2018
	2019	2018	2017	% change
Investment and securities services
Broker dealer fees and commissions	$637	$577	$493	10
Full-service brokerage and other securities services	1,191	1,099	1,013	8
Underwriting and advisory	520	566	589	(8)
Investment management fees	629	546	534	15
Mutual fund management	1,768	1,790	1,738	(1)

Trust fees	127	136	145	(7)

Total investment and securities services	4,872	4,714	4,512	3
Credit fees	1,289	1,210	1,130	7
Net securities gains (losses)	78	111	128	(30)
Trading income (losses)	1,047	1,052	303	–
Service charges	2,885	2,716	2,648	6
Card services	2,465	2,376	2,388	4
Insurance revenue	4,282	4,045	3,760	6

Other income (loss)	216	429	486	(50)
Total	$17,134	$16,653	$15,355	3

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Trading-related income excludes underwriting fees and commissions on securities transactions. Management believes that the total trading-related income is the appropriate measure of trading performance.

Trading-related income by product line depicts trading income for each major trading category.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 8

TABLE 10:  TRADING-RELATED INCOME1

(millions of Canadian dollars)	For the years ended October 31
	2019	2018	2017
Net interest income (loss)[2]	$293	$495	$770
Trading income (loss)	1,047	1,052	303

Income (Loss) from financial instruments designated at fair value through profit or loss[3]	(10)	10	11
Total	$1,330	$1,557	$1,084
By product
Interest rate and credit	$413	$545	$679
Foreign exchange	677	680	673

Equity and other[2]	240	332	(268)
Total	$1,330	$1,557	$1,084
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Excludes taxable equivalent basis (TEB).
[3]

Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Provision for Credit Losses

PCL for the year was $3,029 million, an increase of $549 million, or 22%, compared with the same period last year. PCL – impaired was $2,630 million, an increase of $464 million, or 21%, reflecting higher provisions in the consumer and commercial lending portfolios and volume growth. PCL – performing was $399 million, an increase of $85 million, or 27%, reflecting credit migration in the Canadian Retail and Wholesale Banking segments, and volume growth, partially offset by lower provisions in the U.S. strategic cards portfolio. Total PCL as a percentage of credit volume was 0.45%.

By segment, the increase in PCL was due to an increase in Canadian Retail of $308 million, or 31%, an increase in U.S. Retail of $165 million, or 18%, an increase in Wholesale Banking of $41 million, and an increase in the Corporate segment of $35 million, or 6%.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 9

FINANCIAL RESULTS OVERVIEW

Expenses

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $22,020 million, which included $154 million[2] of restructuring charges. Non-interest expenses increased $1,825 million, or 9%, compared with last year, primarily reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, higher employee related costs, additional employees supporting business growth, investments in strategic initiatives, volume growth, restructuring charges, and the impact of foreign currency translation, partially offset by productivity savings.

By segment, the increase in non-interest expenses was due to an increase in Canadian Retail of $1,262 million, or 13%, an increase in U.S. Retail of $311 million, or 5%, an increase in Wholesale Banking of $268 million, or 13%, partially offset by a decrease in the Corporate segment of $16 million, or 1%.

Adjusted non-interest expenses were $21,085 million, an increase of $1,142 million, or 6%, compared with last year.

INSURANCE CLAIMS AND RELATED EXPENSES

Insurance claims and related expenses were $2,787 million, an increase of $343 million, or 14%, compared with last year. The increase reflects changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, higher current year claims reflecting business growth, and less favourable prior years' claims development, partially offset by fewer severe weather-related events.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 53.6%, compared with 51.9% last year. The adjusted efficiency ratio was 51.3%, compared with 51.2% last year.

TABLE 11:  NON-INTEREST EXPENSES AND EFFICIENCY RATIO1

(millions of Canadian dollars, except as noted)	2019 vs. 2018
	2019	2018	2017	% change
Salaries and employee benefits
Salaries	$6,879	$6,162	$5,839	12
Incentive compensation	2,724	2,592	2,454	5

Pension and other employee benefits	1,641	1,623	1,725	1

Total salaries and employee benefits	11,244	10,377	10,018	8
Occupancy
Rent	944	913	917	3
Depreciation and impairment losses	405	371	402	9

Other	486	481	475	1

Total occupancy	1,835	1,765	1,794	4
Equipment
Rent	245	207	184	18
Depreciation and impairment losses	200	205	201	(2)

Other	720	661	607	9

Total equipment	1,165	1,073	992	9
Amortization of other intangibles	800	815	704	(2)
Marketing and business development	769	803	726	(4)
Restructuring charges	175	73	2	140
Brokerage-related fees	336	359	360	(6)
Professional and advisory services	1,322	1,194	1,119	11

Other expenses	4,374	3,736	3,704	17
Total expenses	$22,020	$20,195	$19,419	9
Efficiency ratio – reported	53.6%	51.9%	53.6%	170	bps

Efficiency ratio – adjusted[2]	51.3	51.2	53.2	10

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2]

By segment, the restructuring charges in the fourth quarter of this year are as follows: $68 million in U.S. Retail, $51 million in Corporate, $23 million in Wholesale Banking, and $12 million in Canadian Retail.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 10

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $181 million, or 3.9%, compared with last year, reflecting a decrease in income tax expense of $447 million, or 14.0%, and an increase in other taxes of $266 million, or 18.9%. Adjusted total income and other taxes were up $317 million from last year, or 7.4%, reflecting an increase in income tax expense of $51 million.

The Bank's reported effective tax rate was 20.7% for 2019, compared with 23.1% last year. The year-over-year decrease was largely due to the impact of US tax reform in 2018, partially offset by business mix. For a reconciliation of the Bank's effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2019 Consolidated Financial Statements.

The Bank's adjusted effective income tax rate for 2019 was 20.8%, compared with 20.5% last year. The year-over-year increase was largely due to business mix.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $389 million in 2019, compared with $206 million last year, was not part of the Bank's effective tax rate.

TABLE 12:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2019	2018	2017
Provision for income taxes – reported	$2,735	$3,182	$2,253

Total adjustments for items of note[1,2]	214	(284)	83
Provision for income taxes – adjusted	2,949	2,898	2,336
Other taxes
Payroll	587	538	517
Capital and premium	168	148	136
GST, HST, and provincial sales[3]	678	487	462

Municipal and business	243	237	202
Total other taxes	1,676	1,410	1,317
Total taxes – adjusted	$4,625	$4,308	$3,653
Effective income tax rate – reported	20.7%	23.1%	18.3%
Effective income tax rate – adjusted[4]	20.8	20.5	18.9

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Goods and services tax (GST) and Harmonized sales tax (HST).
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2019 PERFORMANCE SUMMARY

Reported net income for the quarter was $2,856 million, a decrease of $104 million, or 4%, compared with fourth quarter last year. The decrease reflects higher PCL, and higher non-interest expenses, including restructuring charges, partially offset by higher revenue, and a higher contribution from TD Ameritrade. Adjusted net income for the quarter was $2,946 million, a decrease of $102 million, or 3%, compared with the fourth quarter last year. Reported diluted EPS for the quarter was $1.54, a decrease of 3%, compared with $1.58 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $1.59, a decrease of 2%, compared with $1.63 in the fourth quarter of last year.

Reported revenue for the quarter was $10,340 million, an increase of $204 million, or 2%, compared with the fourth quarter last year.

Net interest income for the quarter was $6,175 million, an increase of $419 million, or 7%, primarily due to loan and deposit volume growth, partially offset by lower margins in the U.S. Retail segment. By segment, the increase in reported net interest income was due to an increase in the Corporate segment of $176 million, or 56%, an increase in Canadian Retail of $151 million, or 5%, an increase in U.S. Retail of $87 million, or 4%, and an increase in Wholesale Banking of $5 million, or 2%. Adjusted net interest income for the quarter was $6,175 million, an increase of $419 million, or 7%, compared with the fourth quarter last year.

Non-interest income for the quarter was $4,165 million, a decrease of $215 million, or 5%, reflecting lower revenue from treasury and balance sheet management activities in the Corporate segment, and derivative valuation charges, partially offset by an increase in revenues from the insurance business and higher fee-based revenues in the wealth business. By segment, the decrease in reported non-interest income was due to a decrease in the Corporate segment of $261 million, or 146%, a decrease in Wholesale Banking of $88 million, or 13%, partially offset by an increase in Canadian Retail of $130 million, or 5%, and an increase in U.S. Retail of $4 million, or 1%. Adjusted net interest income for the quarter was $4,165 million, a decrease of $215 million, or 5%, compared with the fourth quarter last year.

PCL for the quarter was $891 million, an increase of $221 million, or 33%, compared with the fourth quarter last year. PCL – impaired for the quarter was $739 million, an increase of $180 million, or 32%, reflecting higher provisions in the commercial portfolios, seasoning in the U.S. auto and credit card portfolios, and volume growth. PCL – performing for the quarter was $152 million, an increase of $41 million or 37%, primarily reflecting credit migration in the Canadian Retail and Wholesale Banking segments, partially offset by lower provisions in the U.S. strategic cards portfolio, largely recognized in the Corporate segment. Total PCL for the quarter as an annualized percentage of credit volume was 0.51%.

By segment, the increase in PCL was due to an increase in Canadian Retail of $137 million, or 52%, an increase in U.S. Retail of $51 million, or 21%, and an increase in Wholesale Banking of $33 million.

Insurance claims and related expenses for the quarter were $705 million, an increase of $21 million, or 3%, compared with the fourth quarter last year, reflecting higher current year claims related to business growth, partially offset by more favourable prior years' claims development, and less severe weather-related events.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 11

Reported non-interest expenses for the quarter were $5,543 million, which included $154 million3 of restructuring charges. Non-interest expenses increased $177 million, or 3%, compared with the fourth quarter last year, primarily reflecting higher employee related costs, additional employees supporting business growth, and charges related to the acquisition of Greystone, partially offset by lower spend related to strategic initiatives and productivity savings. By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $107 million, or 4%, an increase in Wholesale Banking of $49 million, or 9%, and an increase in U.S. Retail of $32 million, or 2%, partially offset by a decrease in the Corporate segment of $11 million, or 2%. Adjusted non-interest expenses for the quarter were $5,463 million, an increase of $150 million, or 3%, compared with the fourth quarter last year.

The Bank's reported effective tax rate was 20.2% for the quarter, consistent with 20.2% in the same quarter last year. The Bank's adjusted effective tax rate was 20.1% for the quarter, compared with 20.3% in the same quarter last year. The decrease was largely due to lower income before taxes and business mix.

QUARTERLY TREND ANALYSIS

Subject to the impact of seasonal trends, items of note, and restructuring charges, the Bank has increased reported earnings over the past eight quarters reflecting a consistent strategy, revenue growth, expense discipline, and investments to support future growth. The Bank's earnings reflect increasing revenue from loan and deposit volumes in the Canadian and U.S. Retail segments, a higher contribution from TD Ameritrade and asset growth in the wealth business, partially offset by moderate expense growth. Wholesale Banking's contribution to earnings declined in 2019 mainly due to challenging market conditions in the first quarter of 2019. The Bank's quarterly earnings are impacted by seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TABLE 13:  QUARTERLY RESULTS1

(millions of Canadian dollars, except as noted)	For the three months ended
	2019				2018
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$6,175	$6,024	$5,872	$5,860	$5,756	$5,655	$5,398	$5,430

Non-interest income	4,165	4,475	4,356	4,138	4,380	4,244	4,084	3,945
Total revenue	10,340	10,499	10,228	9,998	10,136	9,899	9,482	9,375
Provision for credit losses	891	655	633	850	670	561	556	693
Insurance claims and related expenses	705	712	668	702	684	627	558	575
Non-interest expenses	5,543	5,374	5,248	5,855	5,366	5,131	4,837	4,861
Provision for (recovery of) income taxes	646	813	773	503	691	705	746	1,040

Equity in net income of an investment in TD Ameritrade	301	303	266	322	235	230	131	147
Net income – reported	2,856	3,248	3,172	2,410	2,960	3,105	2,916	2,353
Pre-tax adjustments for items of note[2]
Amortization of intangibles	74	75	78	80	76	77	86	85
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	607	–	–	–	–
Charges associated with the acquisition of Greystone	30	26	30	31	–	–	–	–
Charges associated with the Scottrade transaction	–	–	–	–	25	18	77	73

Impact from U.S. tax reform	–	–	–	–	–	–	–	48
Total pre-tax adjustments for items of note	104	101	108	718	101	95	163	206
Provision for (recovery of) income taxes items of note	14	11	14	175	13	73	17	(387)
Net income – adjusted	2,946	3,338	3,266	2,953	3,048	3,127	3,062	2,946

Preferred dividends	68	62	62	60	51	59	52	52
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$2,878	$3,276	$3,204	$2,893	$2,997	$3,068	$3,010	$2,894
Attributable to:
Common shareholders – adjusted	$2,878	$3,276	$3,204	$2,875	$2,979	$3,050	$2,992	$2,876
Non-controlling interests – adjusted	–	–	–	18	18	18	18	18

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.54	$1.75	$1.70	$1.27	$1.58	$1.65	$1.54	$1.24
Adjusted	1.59	1.79	1.75	1.57	1.63	1.67	1.62	1.56
Diluted earnings per share
Reported	1.54	1.74	1.70	1.27	1.58	1.65	1.54	1.24

Adjusted	1.59	1.79	1.75	1.57	1.63	1.66	1.62	1.56
Return on common equity – reported	13.6%	15.8%	16.5%	12.2%	15.8%	16.9%	16.8%	13.2%
Return on common equity – adjusted	14.0	16.2	17.0	15.0	16.3	17.1	17.6	16.6

(billions of Canadian dollars, except as noted)
Average earning assets	$1,264	$1,240	$1,191	$1,200	$1,183	$1,152	$1,124	$1,116

Net interest margin as a percentage	1.94%	1.93%	2.02%	1.94%	1.93%	1.95%	1.97%	1.93%

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[3]	By segment, the restructuring charges are comprised of $68 million in U.S. Retail, $51 million in Corporate, $23 million in Wholesale Banking, and $12 million in Canadian Retail.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 12

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following three key business segments: Canadian Retail, U.S. Retail, and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail serves nearly 16 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses. Personal Banking provides financial products and advice through its network of 1,091 branches, 3,509 automated teller machines (ATM), telephone, digital and mobile banking. The credit cards business provides a comprehensive line-up of credit cards including proprietary, co-branded, and affinity credit card programs. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases. Business Banking offers customized products and advice to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. Merchant Solutions provides point-of-sale payment solutions for large and small businesses. The wealth business offers wealth and asset management products and advice to retail and institutional clients in Canada through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products to customers across Canada.

U.S. Retail comprises the Bank's personal and business banking operations under the brand TD Bank, America's Most Convenient Bank®, and wealth management in the U.S. Personal banking provides a full range of financial products and services to over 9 million retail customers through multiple delivery channels, including a network of 1,241 stores located along the east coast from Maine to Florida, mobile and internet banking, ATM, and telephone. Business banking serves the needs of businesses, through a diversified range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Wealth management offers a range of wealth products and services to retail and institutional clients. U.S. Retail works with TD Ameritrade to refer mass affluent clients to TD Ameritrade for their direct investing needs. The results of the Bank's equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in TD Ameritrade.

Wholesale Banking offers a wide range of capital markets and corporate and investment banking services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated corporates, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. Corporate segment is comprised of a number of service and control groups such as technology solutions, shared services, treasury and balance sheet management, marketing, human resources, finance, risk management, compliance, legal, anti-money laundering, and others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the "How the Bank Reports" section of this document and Note 29 of the 2019 Consolidated Financial Statements. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "Return on Common Equity" section.

Effective November 1, 2017, upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results were not restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of these adjustments was reported in the Corporate segment. The lower corporate tax rate had, and continues to have, a positive effect on TD's current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made and guidance that may be issued by applicable regulatory authorities. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $127 million, compared with $176 million last year.

The "Business Outlook and Focus for 2019" section for each business segment, provided on the following pages, is based on the Bank's views and the assumptions set out in the "Economic Summary and Outlook" section and the actual outcome may be materially different. For more information, refer to the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 13

TABLE 14:  RESULTS BY SEGMENT1,2

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Net interest income (loss)	$12,349	$11,576	$8,951	$8,176	$911	$1,150	$1,720	$1,337	$23,931	$22,239
Non-interest income (loss)	11,877	11,137	2,840	2,768	2,320	2,367	97	381	17,134	16,653
Total revenue	24,226	22,713	11,791	10,944	3,231	3,517	1,817	1,718	41,065	38,892
Provision for (recovery of) credit losses – impaired	1,126	927	936	776	20	(8)	548	471	2,630	2,166
Provision for (recovery of) credit losses – performing	180	71	146	141	24	11	49	91	399	314
Total provision for (recovery of) credit losses	1,306	998	1,082	917	44	3	597	562	3,029	2,480
Insurance claims and related expenses	2,787	2,444	–	–	–	–	–	–	2,787	2,444
Non-interest expenses	10,735	9,473	6,411	6,100	2,393	2,125	2,481	2,497	22,020	20,195
Income (loss) before income taxes	9,398	9,798	4,298	3,927	794	1,389	(1,261)	(1,341)	13,229	13,773
Provision for (recovery of) income taxes	2,535	2,615	471	432	186	335	(457)	(200)	2,735	3,182
Equity in net income of an investment in TD Ameritrade	–	–	1,154	693	–	–	38	50	1,192	743
Net income (loss) – reported	6,863	7,183	4,981	4,188	608	1,054	(766)	(1,091)	11,686	11,334
Pre-tax adjustments for items of note[4]
Amortization of intangibles	–	–	–	–	–	–	307	324	307	324
Charges related to the long-term loyalty agreement with Air Canada	607	–	–	–	–	–	–	–	607	–
Charges associated with the acquisition of Greystone	117	–	–	–	–	–	–	–	117	–
Charges associated with the Scottrade transaction	–	–	–	193	–	–	–	–	–	193
Impact from U.S. tax reform	–	–	–	–	–	–	–	48	–	48
Total pre-tax adjustments for items of note	724	–	–	193	–	–	307	372	1,031	565
Provision for (recovery of) income taxes for items of note	166	–	–	5	–	–	48	(289)	214	(284)
Net income (loss) – adjusted	$7,421	$7,183	$4,981	$4,376	$608	$1,054	$(507)	$(430)	$12,503	$12,183

Average common equity	$17,776	$15,018	$39,464	$34,260	$7,320	$5,954	$14,078	$15,267	$78,638	$70,499
CET1 Capital risk-weighted assets[5]	118,374	108,526	248,406	243,655	71,972	70,104	17,225	13,347	455,977	435,632

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]	For explanations of items of note, refer to the "Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
[5]

Each capital ratio has its own RWA measure due to OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2019 the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively.

Economic Summary and Outlook

For calendar year 2019, global economic growth is on track to record the slowest pace in a decade at 2.8%, down from 3.7% in the 2018 calendar year. This below-trend pace has been largely due to a cyclical downturn across advanced and emerging market economies, as well as a more persistent moderation in China's expansion. U.S. tariffs and heightened policy uncertainty have exacerbated the slowdown in global activity. Advanced economies continue to produce only modest growth, with the euro area representing a notable weak spot. Central banks have responded with additional monetary easing, while some governments have also been motivated to undertake stimulus spending. These actions are expected to stabilize global growth and underpin a modest acceleration in calendar years 2020 and 2021.

The U.S. economy continues to perform well relative to its peers, but growth has been decelerating. The U.S. Bureau of Economic Analysis reported a 1.9% annualized gain in real gross domestic product (GDP) over the July-September 2019 period. Resilient consumer spending (+2.9%) was again the main contributor. Other drivers included government spending and residential investment, with the latter breaking a six-quarter streak of contraction. However, non-residential investment remained weak, contracting in the July-September period. In the near term, forward-looking indicators suggest that this sector will remain soft.

The October 2019 meeting of the Federal Reserve Open Market Committee saw members vote to reduce the key U.S. policy rate to a range of 1.50% to 1.75%. The statement accompanying the decision removed language around "act[ing] as appropriate to sustain the expansion", providing a signal that no further downward adjustment in rates will be forthcoming in the absence of events that cause a material reassessment of the Committee's outlook. TD Economics forecasts U.S. economic growth to ease to around 1.8% per year in calendar years 2020 and 2021, slightly below the economy's estimated trend rate. Any significant reduction in trade and business climate uncertainty would likely generate some upside to this view.

In Canada, net trade contributed to an impressive but unsustainable 3.7% (annualized) rebound in activity in the April-June 2019 period. Several one-time factors contributed to this outcome, and subsequent economic indicators point to a return to a more modest pace of growth of around 1% annualized in the third calendar quarter. TD Economics is projecting a real GDP gain of around 1.5% for calendar year 2019.

Despite modest output trends, Canadian labour markets remain strong outside of the Prairie provinces, as evidenced by rising employment and accelerating wage gains. Within major housing markets, activity has been gaining momentum since the summer. These trends, however, have not translated into strong consumer spending, which remains subdued relative to its fundamentals. This likely reflects high levels of household indebtedness, a low household savings rate, and a lack of pent-up demand for big-ticket items such as motor vehicles. Like the U.S., Canadian exports and non-residential business investment remain challenged in the face of elevated global uncertainty and soft commodity demand. These structural factors are likely to limit Canada's growth potential over the medium term. TD Economics forecasts real economic growth to average 1.6% per year over calendar years 2020 and 2021.

At its October 2019 rate decision, the Bank of Canada struck a more cautious tone. The central bank is concerned that the drag on activity from global uncertainty will spill into areas beyond investment and trade. The Bank of Canada will be closely monitoring housing markets and consumption in assessing whether monetary easing is warranted. Another consideration is the potential for fiscal stimulus from the federal government, which may mitigate the need for the central bank to act. Given the economic risks, TD Economics has not ruled out the possibility of precautionary cuts to the policy rate in calendar year 2020. However, recent Bank of Canada communications focused on Canadian household debt levels create the risk that the current 1.75% level will be maintained for some time. The Canadian dollar is expected to trade within the US76-79 cents range.

The balance of risks has improved slightly in recent months, but not sufficiently to alter the overall global outlook. Some recent progress in U.S.-China trade talks needs to be assessed in the context of whether it is sufficient to improve businesses' outlook, particularly when it comes to investment. The potential for re-escalation in the trade conflict between the two countries or with others remains a consideration, and past tariffs remain largely in place. Beyond the U.S.-China

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 14

situation, the possibility of trade conflicts between the U.S. and Europe, India, Vietnam, or others cannot be dismissed. In all instances, the potential exists for the further disruption of globally integrated supply chains. Although a no-deal outcome on Brexit appears to have been avoided, the future state of the United Kingdom (U.K.) economic relationship with the European Union is still unclear. This outcome is now delayed as the U.K. is preparing for a general election on December 12, 2019. Lastly, ongoing tensions in the Middle East and the Korean Peninsula, as well as populist threats to political and economic systems all remain potential downside risks. These all keep global uncertainty elevated and may drive periods of financial market volatility.

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail offers a full range of financial products and services to nearly 16 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses.

TABLE 15:  REVENUE

(millions of Canadian dollars)	2019	2018	2017
Personal banking	$12,076	$11,463	$10,706
Business banking	3,184	2,990	2,702
Wealth	4,432	4,185	3,838

Insurance	4,534	4,075	3,816
Total	$24,226	$22,713	$21,062

BUSINESS HIGHLIGHTS

•

Continued to invest in our omni-channel, customer-centric model, evolving our advisory focus as we continued to progress our Future Ready strategy and enhance the value proposition of our products, including our mortgage concierge service which connects customers with mobile mortgage specialists who are nearby and available.

•

Maintained our focus on shaping the future of retail banking by introducing new digital capabilities, including a new online money transfer service allowing customers to quickly and easily send money around the world from their TD personal accounts, an industry-leading digital mortgage application in the real estate secured lending business and first-in-Canada card controls for TD credit cardholders.

•	Recognized as a leader in customer service, including:
–

The award winner among the Big 5 Canadian Retail Banks[4] for "Customer Service Excellence"[5], "Value for Money"[6], "Values my Business"[7], "Recommend to Friends & Family"[8], "Branch Service"[9], "ATM Banking"[10], and "Automated Telephone Banking"[11] by the 2019 Ipsos Customer Service Index (CSI) study[12].

[4]	Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
[5]	TD Canada Trust has shared in the award for Customer Service Excellence in the syndicated Ipsos 2019 Customer Service Index Study (2019 Ipsos Study).
[6]	TD Canada Trust has shared in the award for Value for Money in the 2019 Ipsos Study.
[7]	TD Canada Trust has shared in the award for Values my Business in the 2019 Ipsos Study.
[8]	TD Canada Trust has shared in the award for Recommend to Friends & Family in the 2019 Ipsos Study.
[9]	TD Canada Trust has shared in the award for the Branch Service Excellence in the 2019 Ipsos Study.
[10]	TD Canada Trust has shared in the ATM Banking Excellence award in the 2019 Ipsos Study.
[11]	TD Canada Trust has shared in the Automated Telephone Banking Excellence award in the 2019 Ipsos Study.
[12]

Ipsos 2019 Financial Service Excellence Awards are based on continuous fielding Customer Service Index (CSI) survey results. Sample size for the total 2019 CSI program year ended with the September 2019 survey which yielded 47,746 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Retail Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Retail Banks.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 15

–	The highest customer satisfaction among the Big Five Retail Banks by J.D. Power[13].
•	Acknowledged for our forward focus in digital banking by multiple independent providers of industry market data including:
–	#1 in consumer demand, customer engagement, and customer sentiment among top retail banking apps in Canada according to mobile data and analytics firm App Annie[14];
–	#1 in Canadian digital banking with the highest number of digital unique visitors and the most digital engagement according to comScore[15]; and
–	#1 average digital reach of any bank in Canada and amongst the leaders for average domestic digital reach when compared to the leading banks in other major developed markets, according to comScore[15].
•	Continued to win the trust of new and existing customers as evidenced by strong volume growth across key businesses:
–	Strong retention rate across the portfolio, using newly developed tools to engage and retain our customers;
–	Personal chequing and savings deposit volume growth of 4%;
–	Strong growth in credit cards with retail sales exceeding $104 billion;
–	Strong Business Banking loan volume growth of 9%; and
–

Record accumulation of assets across our wealth businesses including record assets under management in TD Asset Management (TDAM) and record assets under administration in TD Direct Investing and Advice businesses.

•	Advanced our proven business model maintaining strong market share[16] positions across all businesses including:
–	#1 market share in personal deposits, credit cards, and Direct Investing;
–	#2 market share in real estate secured lending, personal loans, mutual funds, and Business Banking deposits and loans;
–	Largest direct distribution insurer[17] and leader in the affinity market[17] in Canadian insurance; and
–	Largest money manager in Canada (including TD Greystone Asset Management)[18].

CHALLENGES IN 2019

•	Competitive pressures and an inverted yield curve contributed to lower margins on lending products.
•	Households remained cautious to spend, partly reflecting high debt levels and elevated uncertainty in the macro environment.
•	Strong competition for new and existing customers from the major Canadian banks and non-bank competitors.
•	Ongoing normalization of credit losses from prior year low levels.
•	Increased investment across all businesses to respond to evolving customer needs, heightened regulatory expectations, and intense competition.

INDUSTRY PROFILE

The personal and business banking environment in Canada comprises large chartered banks with sizeable regional banks and a number of niche competitors providing strong competition in specific products and markets. Continued success depends upon delivering a full suite of competitively priced products, outstanding customer service and convenience, maintaining disciplined risk management practices, and prudent expense management. The Canadian wealth management industry includes banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. Market share growth in the wealth management industry lies in the ability to differentiate by providing an integrated wealth solution and keeping pace with technological changes and the regulatory environment. This includes providing the right products, and legendary and consistent relationship-focused client experiences to serve the evolving needs and goals of our client base. The property and casualty industry in Canada is fragmented and competitive, consisting of personal and commercial line writers, whereas the life and health insurance industry is comprised of several large competitors. Success in the insurance business depends on offering a range of products that provide protection at competitive prices that properly reflect the level of risk assumed. The above industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Provide trusted advice to help our customers feel confident about their financial future.
•	Consistently deliver legendary, personal, and connected customer experiences across all channels.
•	Deepen customer relationships by delivering One TD and growing in underrepresented products and markets.
•	Execute with speed and impact, taking only those risks we can understand and manage.
•	Innovate with purpose for our customers and colleagues, simplifying to make it easier to get things done.
•	Be recognized as an extraordinary place to work where diversity and inclusiveness are valued.
•	Contribute to the well-being of our communities.

[13]	J.D. Power 2019 Canada Retail Banking Customer Satisfaction Survey.
[14]

TD ranked first according to 2019 App Annie report, which measured smartphone monthly active users, downloads, average sessions per user, average review score, and time spent for last 12-month period ending September 2019.

[15]

Source: from comScore Mobile Metrix®, Financial Services – Banking (Mobile Apps), Total Audience, 12-month average ending September 2019, Canada, from comScore MMX® Multi-Platform, Financial Services – Banking, Total audience, 3-month average ending September 2019, Canada, United States, Spain, U.K., and France.

[16]

Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2019, from The Nilson Report for credit cards as at March 2019, from the Canadian Bankers Association for Real Estate Secured Lending as at May 2019, from the Canadian Bankers Association for business deposits and loans as at December 2018, from Strategic Insight for Direct Investing asset, trades, and revenue metrics as at June 2019, and from Investment Funds Institute of Canada for mutual funds when compared to the Big 6 Banks as at September 2019. The Big 6 Banks consist of Bank of Montreal, Canadian Imperial Bank of Canada, National Bank of Canada, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

[17]	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, insurers, Insurance Bureau of Canada, and provincial regulators as at December 31, 2018.
[18]

Strategic Insight Managed Money Advisory Service – Canada (Spring 2019 report, AUM effective December 2018), Benefits Canada 2019 Top 40 Money Managers report (May 2019 report, AUM effective December 2018); AUM as of October 31, 2019 for Greystone.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 16

TABLE 16:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	2019	2018	2017
Net interest income	$12,349	$11,576	$10,611
Non-interest income	11,877	11,137	10,451
Total revenue	24,226	22,713	21,062
Provision for credit losses – impaired[1]	1,126	927	986
Provision for credit losses – performing[2]	180	71	–
Total provision for credit losses[3]	1,306	998	986
Insurance claims and related expenses	2,787	2,444	2,246
Non-interest expenses – reported	10,735	9,473	8,934
Non-interest expenses – adjusted[4]	10,011	9,473	8,934
Provision for (recovery of) income taxes – reported	2,535	2,615	2,371
Provision for (recovery of) income taxes – adjusted[4]	2,701	2,615	2,371
Net income – reported	6,863	7,183	6,525
Net income – adjusted[4]	$7,421	$7,183	$6,525

Selected volumes and ratios
Return on common equity – reported[5]	38.6%	47.8%	45.2%
Return on common equity – adjusted[4,5]	41.7	47.8	45.2
Net interest margin (including on securitized assets)	2.96	2.91	2.83
Efficiency ratio – reported	44.3	41.7	42.4
Efficiency ratio – adjusted[4]	41.3	41.7	42.4
Assets under administration (billions of Canadian dollars)	$422	$389	$387
Assets under management (billions of Canadian dollars)	353	289	283
Number of Canadian retail branches	1,091	1,098	1,128
Average number of full-time equivalent staff	40,936	38,560	38,880

[1]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[2]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[3]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

[4]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in 2019 – $607 million ($446 million after tax); and charges associated with the acquisition of Greystone in 2019 – $117 million ($112 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[5]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019, and 9% in fiscal 2018 and 2017.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail reported net income for the year was $6,863 million, a decrease of $320 million, or 4%, compared with last year. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the year was $7,421 million, an increase of $238 million, or 3%. The reported and adjusted annualized ROE for the year was 38.6% and 41.7%, respectively, compared with 47.8% last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $24,226 million, an increase of $1,513 million, or 7%, compared with last year.

Net interest income increased $773 million, or 7%, reflecting volume growth and higher margins. Average loan volumes increased $21 billion, or 5%, reflecting 5% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 4% growth in personal deposits and 2% growth in business deposits. Net interest margin was 2.96%, or an increase of 5 bps, reflecting higher interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $740 million, or 7%, reflecting higher revenue from the insurance business, the acquisition of Greystone, higher asset levels in the wealth management business, and higher fee-based revenue in the banking businesses. An increase in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, increased non-interest income by $171 million.

Assets under administration (AUA) were $422 billion as at October 31, 2019, an increase of $33 billion, or 8%, compared with last year, reflecting new asset growth and increases in market value. Assets under management (AUM) were $353 billion as at October 31, 2019, an increase of $64 billion, or 22%, compared with last year, reflecting the acquisition of Greystone and increases in market value.

PCL for the year was $1,306 million, an increase of $308 million, compared with last year. PCL – impaired was $1,126 million, an increase of $199 million, or 21%, reflecting low prior period provisions in the commercial portfolio, higher losses in the other personal and auto portfolios, and volume growth across all portfolios. PCL – performing was $180 million, an increase of $109 million, reflecting credit migration in the consumer lending and commercial portfolios and volume growth. Annualized PCL as a percentage of credit volume was 0.31%, an increase of 6 bps.

Insurance claims and related expenses were $2,787 million, an increase of $343 million, or 14%, compared with last year. The increase reflects changes in the fair value of investments supporting claims liabilities, higher current year claims reflecting business growth and less favourable prior years' claims development, partially offset by fewer severe weather-related events.

Reported non-interest expenses for the year were $10,735 million, an increase of $1,262 million, or 13%, compared with last year. The increase reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher spend supporting business growth including employee-related expenses, and investment in strategic initiatives, partially offset by higher restructuring and promotion costs last year. On an adjusted basis, non-interest expenses were $10,011 million, an increase of $538 million, or 6%.

The reported and adjusted efficiency ratio for the quarter was 44.3% and 41.3%, respectively, compared with 41.7% last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a comprehensive line-up of chequing, savings, and investment products to retail clients.
•	Consumer Lending – offers a diverse range of unsecured financing products to suit the needs of retail clients.
•	Real Estate Secured Lending – offers homeowners a wide range of lending products secured by residential properties.
•

Credit Cards and Merchant Solutions – offers a variety of credit card products including proprietary, co-branded, and affinity credit card programs, as well as point-of-sale technology and payment solutions for large and small businesses.

•	Auto Finance – offers retail automotive and recreational vehicle financing including promotional rate loans offered in cooperation with large automotive manufacturers.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 17

Business Banking

•	Commercial Banking – serves the borrowing, deposit and cash management needs of businesses across a wide range of industries including real estate, agriculture, automotive, and commercial mortgages.
•	Small Business Banking – offers a wide range of financial products and services to small businesses.

Wealth

•

Direct Investing – offers resources to self-directed retail investors to facilitate research, investment management and trading in a range of investment products through online, phone and mobile channels.

•	Wealth Advice – provides wealth management advice and financial planning solutions to retail clients. The Wealth Advice business is integrated with the personal and business banking businesses.
•

Asset Management – provides investment management and structuring services to retail and institutional clients. TD Mutual Funds provides a diversified range of mutual funds and professionally managed portfolios.

Insurance

•	Property and Casualty – offers home and auto insurance through direct channels and to members of affinity groups such as professional associations, universities and employer groups.
•

Life and Health – offers credit protection to TD Canada Trust borrowing customers. Other simple life and health insurance products, credit card balance protection, and travel insurance products, are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2020

The pace of economic expansion in Canada is expected to remain consistent with 2019, with the recent moderate upward momentum in housing market activity expected to continue. However, growth in 2020 could be impacted by the outcome of geopolitical events. While many factors affect margins and they will fluctuate from quarter-to-quarter, we expect to see downward pressure on margins. We expect continued changes in the regulatory environment, which combined with changing customer expectations and the high level of competition, including from market disruptors, will require continued investment in our products, channels, and infrastructure. We will maintain our disciplined approach to risk management, but credit losses may be impacted by volume growth and ongoing normalization of credit conditions. Overall, we expect to deliver solid results in 2020.

Our key priorities for 2020 are as follows:

•	Enhance end-to-end omni-channel capabilities to support key customer journeys, enabling a seamless, intuitive and legendary customer experience;
•	Grow our market share by providing best-in-class products and services, when and where our customers need them, with an emphasis on underrepresented products and markets;
•	Expand our advisory capabilities and leverage our deep understanding of our customers to help them better understand their financial needs and feel confident about their financial future;
•	Accelerate growth and distribution capabilities in the Wealth Advice channels, enrich the client offering in the Direct Investing business, and innovate for leadership in Asset Management;
•	Continue to invest in our insurance products and services, ensuring that they are competitive, easy to understand, and provide the protection our clients need;
•	Invest in our business and infrastructure to keep pace with evolving customer expectations, regulatory requirements, and cyber risks;
•	Enhance application of artificial intelligence, data and advanced analytics to deliver best-in-class customer experiences and drive high levels of engagement; and
•	Continue to evolve our brand as an employer of choice, where colleagues achieve their full potential and where diversity and inclusiveness are valued.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 18

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America's Most Convenient Bank®, the U.S. Retail Bank offers a full range of financial products and services to over 9 million customers in the Bank's U.S. personal and business banking operations, including wealth management. U.S. Retail includes an equity investment in TD Ameritrade.

TABLE 17: REVENUE – Reported1

(millions of dollars)	Canadian dollars			U.S. dollars
	2019	2018	2017	2019	2018	2017
Personal Banking	$6,894	$6,140	$5,599	$5,189	$4,769	$4,283
Business Banking	3,786	3,527	3,399	2,850	2,740	2,600
Wealth	496	511	504	373	397	386

Other[2]	615	766	719	464	595	549
Total	$11,791	$10,944	$10,221	$8,876	$8,501	$7,818

[1]	Excludes equity in net income of an investment in TD Ameritrade.
[2]	Other revenue consists primarily of revenue from investing activities and an IDA agreement with TD Ameritrade.

BUSINESS HIGHLIGHTS

•	Record performance in:
–	Reported earnings of US$3,750 million, an increase of 15%, compared with last year;
–	Reported efficiency ratio of 54.4%, an improvement of 130 bps, compared with last year; and
–	Reported contribution from TD Ameritrade of US$869 million, an increase of 62% compared to last year.
•	Continued to provide legendary customer service and convenience:
–	"Rated #1 in Customer Satisfaction for Retail Banking in the Southeast by J.D. Power"[19];
–	"Ranked Highest in Customer Satisfaction with Small Business Banking in the South Region by J.D. Power"[20]; and
–	Launched "Unexpectedly Human" brand campaign, showcasing the Bank's customer-centric approach and commitment to make an impact in local communities.
•	Recognized as an extraordinary and inclusive place to work:
–	Recognized as one of Philly.com's 2019 Top Workplaces; and
–	Recognized on DiversityInc.'s Top 50 List, with notable mention towards the inclusive culture we continue to build.
•	Continued to focus on enhancements to our core capabilities and infrastructure, as well as building out digital capabilities:
–	Converted Small Business customers to digital Next-Generation Platform;
–	Launched new eSignature capability, enabling retail and wealth customers to open accounts digitally across multiple products; and
–	Launched new digital mortgage offering, to create a simpler, faster, and easier mortgage application process.

[19]	TD Bank received the highest score in the Southeast region of the J.D. Power 2019 U.S. Retail Banking Satisfaction Study of customers' satisfaction with their own retail bank. Visit jdpower.com.
[20]	J.D. Power Small Business Satisfaction Study ranking results based off of responses from 2,554 small business owners or financial decision makers in the South.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 19

CHALLENGES IN 2019

•	Declining interest rate environment during the second half of 2019.
•	Continuing industry trend of assets under management moving from active to passive investment strategies.
•	Increased competition from U.S. banks and non-bank competitors.

INDUSTRY PROFILE

The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

These industries serve individuals, businesses, and governments. Products include deposit, lending, cash management, financial advice, and asset management. These products may be distributed through a single channel or an array of distribution channels such as physical locations, digital, phone, and ATMs. Certain businesses also serve customers through indirect channels.

Traditional competitors are embracing new technologies and strengthening their focus on the customer experience. Non-traditional competitors (such as Fintech) have continued to gain momentum and are increasingly collaborating with banks to evolve customer products and experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services through an array of distribution channels that meet customers' evolving needs, making strategic investments while maintaining disciplined expense management over operating costs, and prudent risk management.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Deliver legendary omni-channel service and convenience.
•	Grow and deepen customer relationships.
•	Leverage our differentiated brand as the "human" bank.
•	Innovate with purpose to simplify processes and execute with speed and excellence.
•	Be a premier destination for top talent.
•	Maintain prudent risk management.
•	Actively support the communities where we operate.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 20

TABLE 18: U.S. RETAIL

(millions of dollars, except as noted)
Canadian Dollars	2019	2018	2017
Net interest income	$8,951	$8,176	$7,486

Non-interest income[1]	2,840	2,768	2,735
Total revenue – reported	11,791	10,944	10,221
Provisions for credit losses – impaired[2]	936	776	648

Provisions for credit losses – performing[3]	146	141	144
Total provisions for credit losses	1,082	917	792
Non-interest expenses – reported	6,411	6,100	5,878
Non-interest expenses – adjusted[4]	6,411	6,079	5,852
Provisions for (recovery of) income taxes – reported[1]	471	432	671

Provisions for (recovery of) income taxes – adjusted[1,4]	471	437	681
U.S. Retail Bank net income – reported	3,827	3,495	2,880

U.S. Retail Bank net income – adjusted[4]	3,827	3,511	2,896
Equity in net income of an investment in TD Ameritrade – reported[1,5]	1,154	693	442

Equity in net income of an investment in TD Ameritrade – adjusted[1,6]	1,154	865	462
Net income – reported	4,981	4,188	3,322
Net income – adjusted	$4,981	$4,376	$3,358
U.S. Dollars
Net interest income	$6,737	$6,350	$5,727

Non-interest income[1]	2,139	2,151	2,091
Total revenue – reported	8,876	8,501	7,818
Provision for credit losses – impaired[2]	705	605	498

Provision for credit losses – performing[3]	109	108	109
Total provision for credit losses	814	713	607
Non-interest expenses – reported	4,826	4,739	4,500
Non-interest expenses – adjusted[4]	4,826	4,722	4,479
Provisions for (recovery of) income taxes – reported[1]	355	334	511

Provisions for (recovery of) income taxes – adjusted[1,4]	355	338	519
U.S. Retail Bank net income – reported	2,881	2,715	2,200

U.S. Retail Bank net income – adjusted[4]	2,881	2,728	2,213
Equity in net income of an investment in TD Ameritrade – reported[1,5]	869	538	336

Equity in net income of an investment in TD Ameritrade – adjusted[1,6]	869	673	352
Net income – reported	3,750	3,253	2,536
Net income – adjusted	$3,750	$3,401	$2,565
Selected volumes and ratios
Return on common equity – reported[7]	12.6%	12.2%	9.7%
Return on common equity – adjusted[4,6,7]	12.6	12.8	9.8
Net interest margin[8]	3.31	3.29	3.11
Efficiency ratio – reported	54.4	55.7	57.6

Efficiency ratio – adjusted[4]	54.4	55.5	57.3
Assets under administration (billions of U.S. dollars)	$21	$19	$18

Assets under management (billions of U.S. dollars)	44	52	63
Number of U.S. retail stores	1,241	1,257	1,270

Average number of full-time equivalent staff	26,675	26,594	25,923

[1]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. This earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[3]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[4]

Adjusted non-interest expense excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in 2018 – $21 million ($16 million after tax) or US$17 million (US$13 million after tax), 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[5]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[6]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following item of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in 2018 – $172 million or US$135 million after tax, 2017 – $20 million or US$16 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[7]	Capital allocated to the business segments was based on 10% CET1 Capital in fiscal 2019, and 9% in fiscal 2018 and 2017.
[8]

Net interest margin excludes the impact related to the TD Ameritrade IDA and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail reported net income for the year was $4,981 million (US$3,750 million), an increase of $793 million (US$497 million), or 19% (15% in U.S. dollars), compared with last year. On an adjusted basis, net income for the year increased $605 million (US$349 million), or 14% (10% in U.S. dollars). The reported and adjusted ROE for the year was 12.6%, compared with 12.2%, and 12.8%, respectively, in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the year from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $3,827 million (US$2,881 million) and $1,154 million (US$869 million), respectively.

The reported contribution from TD Ameritrade of US$869 million increased US$331 million, or 62%, compared with last year, primarily due to higher asset-based revenue and charges associated with the Scottrade transaction in the prior year. On an adjusted basis, the contribution from TD Ameritrade increased US$196 million, or 29%.

U.S. Retail Bank reported net income for the year was US$2,881 million, an increase of US$166 million, or 6%, compared with last year, primarily due to higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$153 million, or 6%.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 21

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$8,876 million, an increase of US$375 million, or 4%, compared with last year. Net interest income increased US$387 million, or 6%, reflecting growth in loan and deposit volumes as well as higher deposit margins. Net interest margin was 3.31%, a 2 bps increase primarily due to higher deposit margins, partially offset by balance sheet mix. Non-interest income decreased US$12 million, or 1%, as lower wealth management fees and investment income were partially offset by growth in personal banking fees.

Average loan volumes increased US$8 billion, or 5%, compared with last year, due to growth in personal and business loans of 4% and 6%, respectively. Average deposit volumes increased US$4 billion, or 2%, compared with last year, due to growth in personal and business deposit volumes of 4% and 5%, respectively, partially offset by a 3% decrease in sweep deposit volume from TD Ameritrade.

AUA were US$21 billion as at October 31, 2019, relatively flat compared with the prior year. AUM were US$44 billion as at October 31, 2019, a decrease of US$8 billion, or 16%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds in the first quarter of this year.

PCL for the year was US$814 million, an increase of US$101 million, or 14%, compared with last year. PCL – impaired was US$705 million, an increase of US$100 million, or 17%, primarily reflecting higher provisions for commercial and auto portfolios. PCL – performing was US$109 million, an increase of US$1 million, or 1%. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.52%, or an increase of 4 bps.

Reported non-interest expenses for the year were US$4,826 million, which included US$52 million of restructuring charges. Non-interest expense increased US$87 million, or 2%, compared with last year, primarily reflecting higher investments in business initiatives and volume growth, higher employee-related costs, and restructuring charges, partially offset by productivity savings, the elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge, and recovery of a legal provision. On an adjusted basis, non-interest expenses for the year increased US$104 million, or 2%.

The reported and adjusted efficiency ratios for the year were 54.4%, compared with 55.7% and 55.5%, respectively, in the prior year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers through multiple delivery channels.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers.
•

Credit Cards Services – offers TD-branded credit cards for retail and small business franchise customers. TD also offers private label and co-brand credit cards through nationwide, retail partnerships to provide credit card products to their U.S. customers.

•	Auto Finance – offers indirect retail financing through a network of auto dealers, along with floorplan financing to automotive dealerships throughout the U.S.

Business Banking

•	Small Business Banking – offers a range of financial products and services to small businesses.
•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries.

Wealth

•

Advice-based Business – provides private banking, investment advisory, and trust services to retail and institutional clients. The advice-based business is integrated with the U.S. personal and commercial banking businesses.

•	Asset Management – the U.S. asset management business is comprised of Epoch Investment Partners Inc. and the U.S. arm of TDAM's investment business.

BUSINESS OUTLOOK AND FOCUS FOR 2020

We anticipate the operating environment to remain relatively stable in 2020, characterized by moderate economic growth, fierce competition and lower average interest rates. As a result, we expect modest loan and deposit growth, with declining net interest margins on a full year basis. Volume growth, consumer credit conditions, and economic uncertainties may contribute to an increase in credit losses in 2020. We expect to maintain a disciplined expense management approach, while continuing to make strategic business investments. We expect our contribution from TD Ameritrade to be lower following the elimination of commissions for its online exchange-listed stock, exchange-traded funds (ETF) (U.S. and Canadian), and option trades.

Our key priorities for 2020 are as follows:

•	Deliver consistency and excellence in sales and service to drive more meaningful interactions and better serve the needs of our customers;
•	Deepen customer engagement through delivering a personalized and connected experience across all channels;
•	Continue to invest in data and technology;
•	Leverage our infrastructure and capabilities to simplify and enhance the customer and employee experience;
•	Grow our market share by deepening customer relationships and expanding into attractive markets;
•	Prudently manage risk and meet regulatory expectations;
•	Continue to make progress on our talent strategy with a focus on diversity and inclusion; and
•	Continue to build capabilities to be digitally enabled.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the 2019 Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 22

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking offers a wide range of capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres.

TABLE 19: REVENUE1

(millions of Canadian dollars)	2019	2018	2017
Global markets	$2,251	$2,440	$2,413
Corporate and investment banking	990	996	860

Other	(10)	81	51
Total	$3,231	$3,517	$3,324

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

BUSINESS HIGHLIGHTS

•	Earnings of $608 million and a ROE of 8.3%.
•

Lower revenue, reflecting challenging market conditions, reduced client activity and trading volatility in the first quarter of this year and the effects of a significant upgrade to the derivative valuation system and related methodologies in the fourth quarter of this year, partially offset by growth in the U.S.

•	Notable deals in the year:
–

Advised on two of the largest Canadian mergers and acquisitions (M&A) transactions of 2019 including; lead financial advisor to Goldcorp (US$12.5 billion) on its US$32 billion merger with Newmont (US$19.5 billion) to create the world's leading gold company, and financial advisor for the $5.2 billion re-capitalization of Garda World Security, the largest ever completed for a privately-owned Canadian company;

–

Active in the environmental, social and corporate governance space (ESG) by participating in over 30 green and sustainable bond transactions, including Landesbank Baden-Württemberg's (LBBW) US$750 million bond, which was the first-ever U.S. dollar covered green bond, and African Development Bank's US$100 million bond, which was the first Secured Overnight Financing Rate (SOFR)-linked green bond; and

–

Delivered on key mandates for both Canadian and U.S. clients which demonstrated our capabilities and expertise in U.S. markets. We onboarded over 60 new corporate clients and 9 new TD Prime Services clients, executed 13 new securitization programs, actively led 72 U.S. Investment Grade Corporate bonds, up 29% year-over-year, and were joint book-runners on over 20 asset-backed securities (ABS) transactions, more than double the number in the prior year. We were also an M&A advisor to Brookfield Business Partners and Caisse de dépôt et placement du Québec (CDPQ) on their acquisition of Johnson Controls' Power Solutions and co-led the long-term debt financings.

•

Focused investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy, including adding senior leaders to support our Technology, Power and Utilities and Sponsor clients. In addition, we have invested in and are building an efficient and agile infrastructure including a new global foreign exchange system as well as a new derivative valuation system both of which enhance our pricing, capacity and risk management capabilities.

•	Top-two dealer status in Canada (for the ten-month period ended October 31, 2019)[21]:

[21]

Rankings reflect TD Securities' position among Canadian peers in Canadian product markets. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Syndicated loans: deal volume awarded equally between the book-runners, Source: Bloomberg. M&A announced and completed: Canadian targets, Source: Thomson Reuters. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 23

–	#2 in equity options block trading;
–	#1 in syndicated loans (on a rolling twelve-month basis);
–	#1 in M&A announced (on a rolling twelve-month basis);
–	#1 in M&A completed (on a rolling twelve-month basis);
–	#1 in government debt underwriting; and
–	#2 in corporate debt underwriting.
•	TD Securities was recognized for demonstrating our expertise and execution capabilities within Capital Markets:
–	For the second year in a row, TD Securities tied for #1 in Overall Canadian Fixed Income as Greenwich Share Leader and Greenwich Quality Leader;
–

TD Securities Equity Research was awarded the most StarMine Analyst Awards from Refinitiv of any Canadian Broker, the fifth time within the last six years. These awards celebrate the world's top individual sell-side analysts and sell-side firms;

–	Recognized as the 2019 GlobalCapital Award winner for "Canada Derivatives House of the Year" for the second year in a row, as well as "Coming Force in SSA Bonds"; and
–	Winner for "Precious Metals House of the Year" in the 2019 Energy Risk Awards.

CHALLENGES IN 2019

•	Market volatility in the rates, credit and equity markets resulted in a difficult trading environment, particularly in the first quarter.
•	Significantly reduced equity underwriting activity in Canada and lower activity in energy sector.
•	Geo-political environment, trade uncertainties, weak economic growth, and changes to interest rate outlook contributed to market uncertainty and reduced client activity.
•	Continued structural changes to traditional order flow trading from electronification and increased competition impacting margins.
•	Investments and capital required to meet continued regulatory changes. Increasing cost structure for the industry overall.

INDUSTRY PROFILE

The wholesale banking sector is a mature, highly competitive market with competition arising from banks, large global investment firms, and independent niche dealers. Wholesale Banking provides services to corporate, government, and institutional clients. Products include capital markets and corporate and investment banking services. Regulatory requirements for wholesale banking businesses have continued to evolve, impacting strategy and returns for the sector. Overall, wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and to preserve capital. Competition is expected to remain intense for transactions with high-quality counterparties, as securities firms focus on prudent risk and capital management. Longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost and capital management will be well-positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

Continue to build an integrated North American dealer franchise with global execution capabilities.

•	In Canada, we will be the top-ranked investment dealer
•	In the U.S., we will grow client relationships by consistently delivering value and trusted advice in sectors where we are competitively positioned.
•	We will continue to grow with and support our TD partners.

Invest in an efficient and agile infrastructure, innovation and data capabilities, and adapt to industry and regulatory changes.

Be an extraordinary and inclusive place to work by attracting, developing, and retaining the best talent.

TABLE 20:  WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	2019	2018	2017
Net interest income (TEB)	$911	$1,150	$1,804

Non-interest income[2,3]	2,320	2,367	1,520
Total revenue	3,231	3,517	3,324
Provision for (recovery of) credit losses – impaired[3,4]	20	(8)	(28)

Provision for (recovery of) credit losses – performing[5]	24	11	–
Total provision for (recovery of) credit losses[6]	44	3	(28)
Non-interest expenses	2,393	2,125	1,982

Provision for (recovery of) income taxes (TEB)[7]	186	335	331
Net income	$608	$1,054	$1,039
Selected volumes and ratios
Trading-related revenue (TEB)	$1,573	$1,749	$1,714
Gross drawn (billions of Canadian dollars)[8]	24.1	23.9	20.3
Return on common equity[9]	8.3%	17.7%	17.4%

Efficiency ratio	74.1	60.4	59.6

Average number of full-time equivalent staff	4,536	4,187	3,989

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and AFS portfolio under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[3]

Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.

[4]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[5]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[6]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.

[7]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during 2018 to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[8]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, CDS, and reserves for the corporate lending business.
[9]	Capital allocated to the business segments was based on 10% CET1 Capital in fiscal 2019, and 9% in fiscal 2018 and 2017.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 24

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $608 million, a decrease of $446 million, or 42%, compared with the prior year reflecting lower revenue, higher non-interest expenses, and higher PCL.

Revenue for the year was $3,231 million, a decrease of $286 million, or 8%, compared with the prior year reflecting challenging market conditions in the first quarter of this year and derivative valuation charges of $96 million in the fourth quarter of this year.

PCL for the year was $44 million, compared to $3 million in the prior year. PCL – impaired was $20 million reflecting credit migration. PCL – performing was $24 million reflecting credit migration.

Non-interest expenses were $2,393 million, an increase of $268 million, or 13%, compared with the prior year. The increase reflects restructuring charges of $23 million, a favourable revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy, higher initiative spend, and the impact of foreign exchange translation, partially offset by lower variable compensation.

LINES OF BUSINESS

•	Global Markets includes sales, trading and research, debt and equity underwriting, client securitization, trade finance, cash management, prime brokerage, and trade execution services[22].
•	Corporate and Investment Banking includes corporate lending and syndications, debt and equity underwriting, and advisory services[22].
•	Other includes the investment portfolio and other accounting adjustments.

BUSINESS OUTLOOK AND FOCUS FOR 2020

We expect Wholesale Banking earnings to improve in 2020, as we recover from a weak first quarter in 2019 and as our U.S. dollar businesses continue to mature. However, we remain alert to market sentiment as a combination of global geo-political and trade uncertainties, increased competition, and evolving capital and regulatory requirements may continue to impact industry activity and our business. While these factors may affect corporate and investor sentiment in the near-term, we expect that our increasingly diversified, well-integrated, and client-focused business model will deliver solid results and support future growth.

Our key priorities for 2020 are as follows:

•	Maintain top market share in our Canadian Franchise.
•	Grow our U.S. dollar business, adding new clients and deepening our relationship value by maturing our product and advice offerings.
•	Increase wallet share with real money, prime services and government clients globally.
•	Drive innovation and build data and analytical capabilities to improve end-to-end process efficiency and enhance client value.
•	Permanently lower our cost structure to reflect the reduced margins and volumes in parts of our business.
•	Maintain our focus on managing risk, capital, balance sheet, and liquidity.
•	Continue to be an extraordinary place to work with a focus on inclusion and diversity.

[22]	Revenue is shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 25

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment is comprised of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

TABLE 21:  CORPORATE

(millions of Canadian dollars)	2019	2018	2017
Net income (loss) – reported[1,2,3]	$(766)	$(1,091)	$(369)
Pre-tax adjustments for items of note[4]
Amortization of intangibles	307	324	310
Impact from U.S. tax reform[1]	–	48	–
Dilution gain on the Scottrade transaction	–	–	(204)
Loss on sale of the Direct Investing business in Europe	–	–	42

Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[2]	–	–	(41)

Total pre-tax adjustments for items of note	307	372	107

Provision for (recovery of) income taxes for items of note[1]	48	(289)	73
Net income (loss) – adjusted	$(507)	$(430)	$(335)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(715)	$(822)	$(767)
Other	190	320	311

Non-controlling interests	18	72	121
Net income (loss) – adjusted	$(507)	$(430)	$(335)
Selected volumes

Average number of full-time equivalent staff	16,884	15,042	14,368

[1]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during 2018 of $392 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances and a net $344 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.

[2]

Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified AFS securities portfolio (classified as FVOCI under IFRS 9 and AFS under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.

[4]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

Corporate segment includes expenses related to a number of service and control functions, the impact of treasury and balance sheet management activities, tax items at an enterprise level, and intercompany adjustments such as elimination of TEB and the retailer program partners' share relating to the U.S. strategic cards portfolio.

The Corporate segment reported net loss for the year was $766 million, compared with a reported net loss of $1,091 million last year. The year-over-year decrease in reported net loss was attributable to the impact from U.S. tax reform last year and lower net corporate expenses in the current year, partially offset by lower contribution from other items and non-controlling interests. Other items decreased reflecting lower revenue from treasury and balance sheet management activities and the impact of legal provisions in the current year. Net corporate expenses decreased primarily reflecting lower net pension expenses in the current year, partially offset by restructuring charges of $51 million. The adjusted net loss for the year was $507 million, compared with an adjusted net loss of $430 million last year.

FOCUS FOR 2020

In 2020, service and control groups within the Corporate segment will continue supporting our Business segments as well as executing enterprise and regulatory initiatives and managing the Bank's balance sheet and funding activities. We will continue to proactively address the complexities and challenges from changing demands and expectations of our customers, communities, colleagues, governments and regulators. We will maintain focus on the design, development, and implementation of processes, systems, technologies, enterprise and regulatory controls and initiatives to enable the Bank's key businesses to operate efficiently, effectively, and to be in compliance with all applicable regulatory requirements.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 26

2018 FINANCIAL RESULTS OVERVIEW

Summary of 2018 Performance

TABLE 22:  REVIEW OF 2018 FINANCIAL PERFORMANCE1

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
Net interest income	$11,576	$8,176	$1,150	$1,337	$22,239

Non-interest income	11,137	2,768	2,367	381	16,653

Total revenue	22,713	10,944	3,517	1,718	38,892
Provision for (recovery of) credit losses – impaired	927	776	(8)	471	2,166

Provision for (recovery of) credit losses – performing	71	141	11	91	314
Total provision for (recovery of) credit losses	998	917	3	562	2,480
Insurance claims and related expenses	2,444	–	–	–	2,444

Non-interest expenses	9,473	6,100	2,125	2,497	20,195
Net income (loss) before provision for income taxes	9,798	3,927	1,389	(1,341)	13,773
Provision for (recovery of) income taxes	2,615	432	335	(200)	3,182

Equity in net income of an investment in TD Ameritrade	–	693	–	50	743
Net income (loss) – reported	7,183	4,188	1,054	(1,091)	11,334

Adjustments for items of note, net of income taxes	–	188	–	661	849
Net income (loss) – adjusted	$7,183	$4,376	$1,054	$(430)	$12,183

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

NET INCOME

Reported net income for the year was $11,334 million, an increase of $817 million, or 8%, compared with the prior year. The increase reflects revenue growth and a higher contribution from TD Ameritrade, partially offset by a higher PCL, reflecting the Bank's adoption of IFRS 9, an increase in non-interest expenses, and a higher effective tax rate. Reported diluted EPS for the year was $6.01, an increase of 9%, compared with $5.50 in the prior year. Adjusted diluted EPS for the year was $6.47, a 17% increase, compared with $5.54 in the prior year.

Reported revenue was $38,892 million, an increase of $2,690 million, or 7%, compared with the prior year. Adjusted revenue was $38,981 million, an increase of $2,982 million, or 8%, compared with in the prior year.

NET INTEREST INCOME

Net interest income for the year was $22,239 million, an increase of $1,392 million, or 7%, compared with the prior year. The increase reflects loan and deposit volume growth and higher margins in the Canadian and U.S. Retail segments, and the benefit of the Scottrade transaction, partially offset by the impact of foreign currency translation.

By segment, the increase in reported net interest income was due to an increase in Canadian Retail of $965 million, or 9%, an increase in U.S. Retail of $690 million, or 9%, and an increase in the Corporate segment of $391 million, or 41%, partially offset by a decrease in Wholesale Banking of $654 million, or 36%.

NON-INTEREST INCOME

Reported non-interest income for the year was $16,653 million, an increase of $1,298 million, or 8%, compared with the prior year. The increase reflects higher non-interest income in Wholesale Banking, fee-based income in the Canadian and U.S. Retail segments, wealth asset growth, an increase in revenues for the insurance business, and higher trading volumes in the direct investing business in the Canadian Retail segment. The increase was partially offset by the dilution gain on the Scottrade transaction in the prior year and losses on certain tax credit-related investments in the year. Adjusted non-interest income for the year was $16,742 million, an increase of $1,590 million, or 10%, compared with the prior year.

By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $847 million, or 56%, an increase in Canadian Retail of $686 million, or 7%, and an increase in U.S. Retail of $33 million, or 1%, partially offset by a decrease in Corporate of $268 million, or 41%.

PROVISION FOR CREDIT LOSSES

PCL for the year was $2,480 million, an increase of $264 million, or 12%, compared with in the prior year. PCL – impaired was $2,166 million, an increase of $176 million, or 9%, primarily reflecting U.S. credit card and U.S. auto portfolio volume growth, seasoning and mix, partially offset by strong credit performance in Canadian Retail. PCL – performing was $314 million, an increase of $88 million, or 39%, primarily reflecting the impact of methodology changes related to the adoption of IFRS 9 including where Stage 2 loans were measured based on a lifetime expected credit loss (ECL). Total PCL year to date as an annualized percentage of credit volume was 0.39%.

By segment, the increase in PCL was due to an increase in U.S. Retail of $125 million, or 16%, an increase in the Corporate segment of $96 million, or 21% (largely reflecting PCL for the U.S. strategic cards portfolio, which is offset in Corporate segment non-interest expenses), an increase in Wholesale Banking of $31 million, and an increase in Canadian Retail of $12 million, or 1%.

INSURANCE CLAIMS AND RELATED EXPENSES

Insurance claims and related expenses were $2,444 million, an increase of $198 million, or 9%, compared with in the prior year, reflecting an increase in reinsurance liabilities assumed, more severe weather-related events, higher current year claims, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development, and the impact of changes to forward-looking actuarial assumptions.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $20,195 million, an increase of $776 million, or 4%, compared with in the prior year. The increase was primarily due to an increase in employee-related expenses including revenue-based variable compensation expenses, business and volume growth, and higher spend related to strategic initiatives, partially offset by productivity savings.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 27

By segment, the increase in non-interest expenses was due to an increase in Canadian Retail of $539 million, or 6%, an increase in U.S. Retail of $222 million, or 4%, an increase in Wholesale Banking of $143 million, or 7%, partially offset by a decrease in the Corporate segment of $128 million, or 5%.

PROVISION FOR INCOME TAXES

Reported total income and other taxes increased $1,022 million, or 28.6%, compared with last year, reflecting an increase in income tax expense of $929 million, or 41.2%, and an increase in other taxes of $93 million, or 7.1%. Adjusted total income and other taxes were up $655 million from last year, or 17.9%, reflecting an increase in income tax expense of $562 million.

The Bank's reported effective tax rate was 23.1% for 2018, compared with 18.3% last year. The year-over-year increase was largely due to higher income before taxes, lower tax-exempt dividend income, the impact of U.S. tax reform on U.S. deferred tax assets and liabilities and a prior year non-taxable dilution gain on the Scottrade transaction, partially offset by the lower U.S. federal tax rate associated with U.S. tax reform. For a reconciliation of the Bank's effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2018 Consolidated Financial Statements.

The Bank's adjusted effective income tax rate for 2018 was 20.5%, compared with 18.9% last year. The year-over-year increase was largely due to higher income before taxes and lower tax-exempt dividend income, partially offset by the lower U.S. federal tax rate associated with U.S. tax reform.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $206 million in 2018, compared with $268 million last year, was not part of the Bank's effective tax rate.

BALANCE SHEET

Total assets were $1,335 billion as at October 31, 2018, an increase of $56 billion, or 4%, from November 1, 2017. The increase was primarily due to loans, net of allowance for loan losses of $43 billion, debt securities at amortized cost, net of allowance for credit losses of $31 billion, trading loans, securities, and other of $24 billion, and derivatives of $1 billion. The increase was partially offset by decreases in cash and interest-bearing deposits with banks of $20 billion, financial assets at FVOCI of $13 billion, securities purchased under reverse repurchase agreements of $7 billion, and non-trading financial assets at fair value through profit and loss of $5 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was an increase of approximately $10 billion, or 1%.

Total liabilities were $1,255 billion as at October 31, 2018, an increase of $51 billion, or 4%, from November 1, 2017. The increase was primarily due to trading deposits of $35 billion, deposits of $19 billion, and obligations related to securities sold under repurchase agreements of $5 billion. The increase was partially offset by decreases in derivatives of $3 billion, subordinated notes and debentures of $1 billion, and other liabilities of $4 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was an increase of approximately $10 billion, or 1%.

Equity was $80 billion as at October 31, 2018, an increase of $5 billion, or 6%, from November 1, 2017. The increase was primarily due to higher retained earnings, partially offset by a decrease in other comprehensive income due to losses on cash flow hedges.

2018 FINANCIAL RESULTS OVERVIEW

2018 Financial Performance by Business Line

Canadian Retail net income for the year was $7,183 million, an increase of $658 million, or 10%, compared with last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses, insurance claims, and PCL. The ROE for the year was 47.8%, compared with 45.2% last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $22,713 million, an increase of $1,651 million, or 8%, compared with last year.

Net interest income increased $965 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 5% growth in personal loans and 10% growth in business loans. Average deposit volumes increased $15 billion, or 5%, reflecting 4% growth in personal deposits and 8% growth in business deposits. Net interest margin was 2.91%, or an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $686 million, or 7%, reflecting wealth asset growth, an increase in revenues from the insurance business, higher fee-based revenue in the personal banking business, and higher trading volumes in the direct investing business. An increase in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, increased non-interest income by $41 million.

AUA were $389 billion as at October 31, 2018, an increase of $2 billion, or 1%, compared with last year, reflecting new asset growth, partially offset by decreases in market value. AUM were $289 billion as at October 31, 2018, an increase of $6 billion, or 2%, compared with last year, reflecting new asset growth.

PCL for the twelve months ended October 31, 2018 was $998 million, an increase of $12 million, or 1% compared with last year. PCL – impaired was $927 million, a decrease of $59 million, or 6%, reflecting strong credit performance across all business lines. PCL – performing (recorded in the Corporate segment last year as incurred but not identified credit losses under IAS 39) was $71 million primarily reflecting the adoption of IFRS 9 including where Stage 2 loans are measured on a lifetime ECL. Full year PCL as a percentage of credit volume was 0.25%, a decrease of 1 basis point. Net impaired loans were $664 million, an increase of $109 million, or 20%. Net impaired loans as a percentage of total loans were 0.16%, compared with 0.15%, as at October 31, 2017.

Insurance claims and related expenses for the year were $2,444 million, an increase of $198 million, or 9%, compared with last year, reflecting an increase in reinsurance liabilities assumed, more severe weather-related events, higher current year claims, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development, and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses for the year were $9,473 million, an increase of $539 million, or 6%, compared with last year, reflecting increased employee-related expenses including revenue-based variable compensation expenses in the wealth business, increased marketing and promotion costs, increased spend related to strategic initiatives, and restructuring costs across a number of businesses.

The efficiency ratio was 41.7%, compared with 42.4% last year.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 28

U.S. Retail reported net income for the year was $4,188 million (US$3,253 million), an increase of $866 million (US$717 million), or 26% (28% in U.S. dollars), compared with last year. On an adjusted basis, net income for the year was $4,376 million (US$3,401 million), an increase of $1,018 million (US$836 million), or 30% (33% in U.S. dollars). The reported and adjusted ROE for the year was 12.2% and 12.8%, respectively, compared with 9.7%, and 9.8%, respectively, in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the year from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $3,495 million (US$2,715 million) and $693 million (US$538 million), respectively. On an adjusted basis for the year, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $3,511 million (US$2,728 million) and $865 million (US$673 million), respectively.

The reported contribution from TD Ameritrade of US$538 million increased US$202 million, or 60%, compared with last year, primarily due to the benefit of the Scottrade transaction, higher interest rates, increased trading volumes, and a lower corporate tax rate, partially offset by higher operating expenses and charges associated with the Scottrade transaction. On an adjusted basis, the contribution from TD Ameritrade increased US$321 million, or 91%.

U.S. Retail Bank reported net income for the year was US$2,715 million, an increase of US$515 million, or 23%, compared with last year, primarily due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$515 million, or 23%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$8,501 million, an increase of US$683 million, or 9%, compared with last year. Net interest income increased US$623 million, or 11%, primarily due to a more favourable interest rate environment, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.29%, an 18 bps increase primarily due to higher deposit margins and balance sheet mix. Non-interest income increased US$60 million, or 3%, reflecting fee income growth in personal and commercial banking, partially offset by losses on certain tax credit-related investments.

Average loan volumes increased US$6 billion, or 4%, compared with last year, due to growth in personal and business loans of 6% and 3%, respectively. Average deposit volumes increased US$19 billion, or 8%, reflecting 1% growth in business deposit volumes, 4% growth in personal deposit volumes and a 15% increase in sweep deposit volume primarily due to the Scottrade transaction.

AUA were US$19 billion as at October 31, 2018, relatively flat compared with the prior year. AUM were US$52 billion as at October 31, 2018, a decrease of 17%, reflecting net fund outflows.

PCL was US$713 million, an increase of US$106 million, or 17%, compared with last year. PCL – impaired was US$605 million, an increase of US$107 million, or 21%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – performing was US$108 million, relatively flat compared to last year, primarily reflecting lower provisions for the commercial portfolios, offset by the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are now measured based on a lifetime ECL. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.48%, or an increase of 6 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$45 million, or 3%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at October 31, 2018.

Reported non-interest expenses for the year were US$4,739 million, an increase of US$239 million, or 5%, compared with last year, reflecting higher investments in business initiatives, business and volume growth, and employee-related costs, partially offset by productivity savings. On an adjusted basis, non-interest expenses for the year were US$4,722 million, an increase of US$243 million, or 5%.

The reported and adjusted efficiency ratios for the year were 55.7% and 55.5%, respectively, compared with 57.6% and 57.3%, respectively, last year.

Wholesale Banking net income for the year was $1,054 million, an increase of $15 million, or 1%, compared with the prior year reflecting higher revenue, partially offset by higher non-interest expenses and PCL for the year compared to a net recovery of PCL in the prior year. The ROE for the year was 17.7%, compared with 17.4% in the prior year.

Revenue for the year was $3,517 million, an increase of $193 million, or 6%, compared with the prior year reflecting increased corporate lending, advisory fees, and trading-related revenue.

PCL for the year was $3 million, compared with a net recovery of $28 million in the prior year. PCL – impaired was a net recovery of $8 million, compared with a net recovery of $28 million in the prior year, reflecting a lower recovery of provisions in the oil and gas sector. PCL – performing (recorded in the Corporate segment last year as incurred but not identified credit losses under IAS 39) for the year was $11 million primarily reflecting the adoption of IFRS 9 including where Stage 2 loans are measured on a lifetime ECL.

Non-interest expenses were $2,125 million, an increase of $143 million, or 7%, compared with the prior year reflecting continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, higher initiative spend to enhance new product capabilities and higher variable compensation commensurate with increased revenue, partially offset by the revaluation of certain liabilities for post-retirement benefits.

Corporate segment reported net loss for the year was $1,091 million, compared with a reported net loss of $369 million last year. The year-over-year increase in reported net loss was attributable to the impact from U.S. tax reform this year, the dilution gain on the Scottrade transaction last year, increased net corporate expenses and decreased non-controlling interests this year and the gain on fair value of derivatives hedging the reclassified AFS securities portfolio last year. Net corporate expenses increased primarily due to the positive impact of tax adjustments last year, the impact of the reduction of the U.S. corporate tax rate on current year expenses and investments in advanced analytic and artificial intelligence capabilities in the current year. The adjusted net loss for the year was $430 million, compared with an adjusted net loss of $335 million last year.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 29

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

Total assets were $1,415 billion as at October 31, 2019, an increase of $80 billion, or 6%, compared with October 31, 2018.

TABLE 23:  CONDENSED CONSOLIDATED BALANCE SHEET ITEMS1

(millions of Canadian dollars)		As at
	October 31, 2019	October 31, 2018
Assets
Cash and Interest-bearing deposits with banks	$30,446	$35,455
Trading loans, securities, and other	146,000	127,897
Non-trading financial assets at fair value through profit or loss	6,503	4,015
Derivatives	48,894	56,996
Financial assets designated at fair value through profit or loss	4,040	3,618
Financial assets at fair value through other comprehensive income	111,104	130,600
Debt securities at amortized cost, net of allowance for credit losses	130,497	107,171
Securities purchased under reverse repurchase agreements	165,935	127,379
Loans, net of allowance for loan losses	684,608	646,393

Other	87,263	95,379
Total assets	$1,415,290	$1,334,903
Liabilities
Trading deposits	$26,885	$114,704
Derivatives	50,051	48,270
Financial liabilities designated at fair value through profit or loss	105,131	16
Deposits	886,977	851,439
Obligations related to securities sold under repurchase agreements	125,856	93,389
Subordinated notes and debentures	10,725	8,740

Other	121,964	138,305
Total liabilities	1,327,589	1,254,863

Total equity	87,701	80,040
Total liabilities and equity	$1,415,290	$1,334,903

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Total assets were $1,415 billion as at October 31, 2019, an increase of $80 billion, or 6%, from October 31, 2018. The increase reflects securities purchased under reverse repurchase agreements of $39 billion, loans, net of allowance for loan losses of $38 billion, debt securities at amortized cost, net of allowance for credit losses of $23 billion, trading loans, securities, and other of $18 billion, and non-trading financial assets at fair value through profit or loss of $2 billion. The increase was partially offset by decreases in financial assets at fair value through other comprehensive income of $19 billion, derivatives of $8 billion, cash and interest-bearing deposits with banks of $5 billion, and other assets of $8 billion.

Cash and interest-bearing deposits with banks decreased $5 billion reflecting cash management activities.

Trading loans, securities, and other increased by $18 billion reflecting an increase in trading volume.

Non-trading financial assets at fair value through profit or loss increased $2 billion reflecting new investments.

Derivatives decreased $8 billion reflecting the impact of netting positions, partially offset by higher mark-to-market values on interest rate swaps.

Financial assets at fair value through other comprehensive income decreased $19 billion reflecting maturities and sales, partially offset by new investments.

Debt securities at amortized cost, net of allowance for credit losses increased $23 billion reflecting new investments, partially offset by maturities.

Securities purchased under reverse repurchase agreements increased $39 billion reflecting an increase in trading volume and financing activities.

Loans, net of allowance for loan losses increased $38 billion reflecting growth in business and government loans, residential mortgages, and other personal loans.

Other assets decreased $8 billion reflecting amounts receivable from brokers, dealers and clients due to unsettled and pending trades.

Total liabilities were $1,328 billion as at October 31, 2019, an increase of $72 billion, or 6%, from October 31, 2018. The increase reflects financial liabilities designated at fair value through profit or loss of $105 billion, deposits of $35 billion, obligations related to securities sold under repurchase agreements of $32 billion, derivatives of $2 billion, and subordinated notes and debentures of $2 billion. The increase was partially offset by decreases in trading deposits of $88 billion, and other liabilities of $16 billion.

Trading deposits decreased $88 billion reflecting maturing deposits, partially offset by issuances of financial liabilities designated at fair value through profit or loss.

Derivatives increased $2 billion reflecting higher mark-to-market values on interest rate swaps, partially offset by the impact of netting positions.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 30

Financial liabilities designated at fair value through profit or loss increased $105 billion reflecting new issuances of funding instruments.

Deposits increased $35 billion reflecting an increase in personal deposits, and business and government deposits.

Obligations related to securities sold under repurchase agreements increased $32 billion reflecting an increase in trading volume and financing activities.

Subordinated notes and debentures increased $2 billion reflecting the issuance of non-viability contingent capital (NVCC) subordinated debentures.

Other liabilities decreased $16 billion reflecting amounts payable to brokers, dealers, and clients due to unsettled and pending trades, and obligations related to securities sold short.

Equity was $88 billion as at October 31, 2019, an increase of $8 billion, or 10%, from October 31, 2018. The increase reflects other comprehensive income from gains on cash flow hedges, retained earnings, the issuance of Non-Cumulative 5-year Rate Reset Preferred Shares, Series 22 and 24, and the issuance of common shares due to the acquisition of Greystone, partially offset by the redemption of the TD Capital Trust III securities.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

•	Loans and acceptances net of allowance for loan losses were $700 billion, an increase of $34 billion compared with last year.
•	Impaired loans net of Stage 3 allowances were $2,298 million, a decrease of $170 million compared with last year.
•	Provision for credit losses was $3,029 million, compared with $2,480 million last year.
•	Total allowance for credit losses including off-balance sheet positions increased by $378 million to $5,036 million.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. The Bank periodically reviews the methodology for assessing significant increase in credit risk and ECLs. Refer to Notes 2 and 3 of the 2019 Consolidated Financial Statements for a summary of the Bank's accounting policies and significant accounting judgments, estimates, and assumptions. Forward-looking information is incorporated as appropriate where macroeconomic scenarios and associated probability weights are updated quarterly and incorporated to determine the probability-weighted ECLs. As part of periodic review and updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. During the year, ordinary course updates were made to the forward-looking estimates used to determine the Bank's probability-weighted ECLs. Certain refinements were made to the methodology, the cumulative effect of which was not material and included in the change during 2019. Allowance for credit losses are further described in Note 8 of the 2019 Consolidated Financial Statements.

LOAN PORTFOLIO

The Bank increased its credit portfolio net of allowance for loan losses by $34 billion, or 5%, from the prior year, largely due to volume growth in the business and government, residential mortgages and consumer instalment and other personal portfolios.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 of the 2019 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank's loan portfolio continued to be concentrated in Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 64% of total loans net of Stage 3 allowances, stable from 2018. During the year, these portfolios increased by $20 billion, or 5%, and totalled $452 billion at year end. Residential mortgages represented 33% of the total loans net of Stage 3 allowances in 2019, down 1% from 2018. Consumer instalment and other personal loans, and credit card loans were 31% of total loans net of Stage 3 allowances in 2019, consistent with 2018.

The Bank's business and government credit exposure was 36% of total loans net of Stage 3 allowances, up 1% from 2018. The largest business and government sector concentrations in Canada were the Real estate and Financial sectors, which comprised 5% and 3%, of net loans respectively. Real estate, Government, public sector entities and education, and health and social services were the largest U.S. sector concentrations in 2019 representing 5%, 2%, and 2% of net loans, respectively.

Geographically, the credit portfolio remained concentrated in Canada. In 2019, the percentage of loans net of Stage 3 allowances held in Canada was 67%, consistent with 2018. The largest Canadian regional exposure was in Ontario, which represented 39% of total loans net of Stage 3 allowances for 2019, compared with 41% in the prior year.

The balance of the credit portfolio was predominantly in the U.S., which represented 33% of loans net of Stage 3 allowances, up 1% from 2018. Exposures to ACI loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New England, New York, and New Jersey which represented 6%, 6%, and 5% of total loans net of Stage 3 allowances, respectively, compared with 6%, 5% and 5%, respectively, in the prior year.

Under IFRS 9, the Bank now calculates allowances for expected credit losses on debt securities measured at amortized cost and FVOCI. The Bank has $237,638 million in such debt securities of which $237,638 million are performing securities (Stage 1 and 2) and none are impaired. The allowance for credit losses on debt securities at amortized cost and debt securities at FVOCI was $1 million and $3 million, respectively.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 31

TABLE 24:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY INDUSTRY SECTOR1,2

(millions of Canadian dollars, except as noted)						As at	Percentage of total
			October 31 2019		October 31 2018	October 31 2017	October 31 2019	October 31 2018	October 31 2017
	Gross loans		Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Residential mortgages	$200,952		$27	$200,925	$193,811	$190,308	28.5%	28.9%	30.1%
Consumer instalment and other personal
HELOC[3]	91,053		13	91,040	86,147	74,931	12.9	12.8	11.8
Indirect Auto	25,697		53	25,644	24,170	22,245	3.6	3.6	3.5
Other	18,455		42	18,413	18,540	17,326	2.6	2.8	2.8

Credit card	18,428		70	18,358	17,969	17,935	2.6	2.7	2.8

Total personal	354,585		205	354,380	340,637	322,745	50.2	50.8	51.0
Real estate
Residential	19,818		6	19,812	18,358	17,974	2.8	2.7	2.8
Non-residential	15,932		–	15,932	13,633	12,830	2.3	2.0	2.0

Total real estate	35,750		6	35,744	31,991	30,804	5.1	4.7	4.8
Agriculture	8,191		2	8,189	7,459	6,674	1.2	1.1	1.1
Automotive	6,709		6	6,703	6,918	6,657	1.0	1.0	1.1
Financial	19,836		–	19,836	19,313	13,102	2.8	2.9	2.1
Food, beverage, and tobacco	2,540		1	2,539	2,330	1,968	0.4	0.3	0.3
Forestry	668		–	668	544	500	0.1	0.1	0.1
Government, public sector entities, and education	5,531		–	5,531	4,177	4,251	0.8	0.6	0.7
Health and social services	7,142		8	7,134	6,664	5,837	1.0	1.0	0.9
Industrial construction and trade contractors	3,539		39	3,500	3,170	2,931	0.5	0.5	0.5
Metals and mining	1,713		10	1,703	1,740	1,400	0.2	0.3	0.2
Pipelines, oil, and gas	4,672		18	4,654	3,901	3,975	0.7	0.6	0.6
Power and utilities	1,971		–	1,971	2,897	2,010	0.3	0.4	0.3
Professional and other services	4,685		11	4,674	4,474	3,865	0.7	0.7	0.6
Retail sector	3,598		6	3,592	3,200	2,782	0.5	0.5	0.4
Sundry manufacturing and wholesale	2,865		16	2,849	2,925	2,742	0.4	0.4	0.4
Telecommunications, cable, and media	2,971		6	2,965	3,134	1,966	0.4	0.5	0.3
Transportation	2,350		6	2,344	1,860	1,671	0.3	0.3	0.3

Other	4,302		6	4,296	4,371	3,805	0.6	0.7	0.6

Total business and government	119,033		141	118,892	111,068	96,940	17.0	16.6	15.3
Total Canada	473,618		346	473,272	451,705	419,685	67.2	67.4	66.3
United States
Residential mortgages	34,501		26	34,475	31,099	31,435	4.9	4.6	5.0
Consumer instalment and other personal
HELOC	11,526		37	11,489	12,275	12,382	1.6	1.8	2.0
Indirect Auto	32,454		26	32,428	29,845	29,162	4.7	4.5	4.6
Other	1,113		2	1,111	872	843	0.2	0.1	0.1

Credit card	18,129		252	17,877	16,700	14,730	2.5	2.5	2.3
Total personal	97,723		343	97,380	90,791	88,552	13.9	13.5	14.0
Real estate
Residential	8,863		5	8,858	8,045	7,309	1.3	1.2	1.2
Non-residential	24,150		6	24,144	22,419	22,153	3.4	3.3	3.5
Total real estate	33,013		11	33,002	30,464	29,462	4.7	4.5	4.7
Agriculture	673		–	673	705	710	0.1	0.1	0.1
Automotive	6,696		–	6,696	5,750	7,332	1.0	0.9	1.2
Financial	5,688		–	5,688	7,698	7,130	0.8	1.2	1.1
Food, beverage, and tobacco	3,591		1	3,590	3,415	3,189	0.5	0.5	0.5
Forestry	688		–	688	637	567	0.1	0.1	0.1
Government, public sector entities, and education	12,449		2	12,447	12,451	12,428	1.8	1.9	2.0
Health and social services	13,177		2	13,175	12,422	11,408	1.9	1.9	1.8
Industrial construction and trade contractors	2,217		6	2,211	2,058	1,846	0.3	0.3	0.3
Metals and mining	1,877		–	1,877	1,922	1,674	0.3	0.3	0.3
Pipelines, oil, and gas	4,543		–	4,543	2,663	2,070	0.6	0.4	0.3
Power and utilities	3,046		–	3,046	2,833	3,221	0.4	0.4	0.5
Professional and other services	11,730		7	11,723	10,920	10,384	1.7	1.6	1.6
Retail sector	5,872		6	5,866	5,374	4,909	0.8	0.8	0.8
Sundry manufacturing and wholesale	8,733		2	8,731	7,713	7,019	1.2	1.2	1.1
Telecommunications, cable, and media	4,755		1	4,754	4,896	3,799	0.7	0.7	0.6
Transportation	10,031		1	10,030	9,976	9,995	1.4	1.5	1.6

Other	2,439		6	2,433	2,150	2,137	0.3	0.3	0.3
Total business and government	131,218		45	131,173	124,047	119,280	18.6	18.6	18.9

Total United States	228,941		388	228,553	214,838	207,832	32.5	32.1	32.9
International
Personal	12		–	12	14	14	–	–	–

Business and government	1,789		–	1,789	2,258	1,579	0.3	0.4	0.2

Total international	1,801		–	1,801	2,272	1,593	0.3	0.4	0.2
Total excluding other loans	704,360		734	703,626	668,815	629,110	100.0	99.9	99.4
Other loans
Debt securities classified as loans	n/a	[4]	n/a	n/a	n/a	3,083	–	–	0.5

Acquired credit-impaired loans[5]	313		12	301	435	630	–	0.1	0.1
Total other loans	313		12	301	435	3,713	–	0.1	0.6
Total	$704,673		$746	$703,927	$669,250	$632,823	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowance for loan losses – performing (incurred but not identified allowance under IAS 39)
Personal, business and government[6]				3,701	2,845	2,915
Debt securities classified as loans				n/a	n/a	20
Total Stage 1 and Stage 2 allowance for loan losses – performing (incurred but not identified allowance under IAS 39)[6]				3,701	2,845	2,935
Total, net of allowance[6]				$700,226	$666,405	$629,888
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired) (counterparty-specific and individually insignificant under IAS 39)				5.2%	5.8%	4.7%
Percentage change over previous year – loans and acceptances, net of allowance				5.1	5.8	4.7

[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at FVOCI.
[3]	Home Equity Line of Credit.
[4]	Not applicable.
[5]	Includes all FDIC covered loans and other ACI loans.
[6]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 32

TABLE 25:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY GEOGRAPHY1,2

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2019	October 31 2018	October 31 2017	October 31 2019	October 31 2018	October 31 2017
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$12,735	$13	$12,722	$11,741	$11,378	1.8%	1.8%	1.8%
British Columbia[3]	67,446	31	67,415	63,345	57,924	9.6	9.5	9.2
Ontario[3]	277,859	204	277,655	272,694	249,508	39.4	40.6	39.4
Prairies[3]	76,007	75	75,932	70,258	68,879	10.8	10.5	10.9

Québec	39,571	23	39,548	33,667	31,996	5.6	5.0	5.0
Total Canada	473,618	346	473,272	451,705	419,685	67.2	67.4	66.3
United States
Carolinas (North and South)	12,703	15	12,688	11,511	10,813	1.8	1.7	1.7
Florida	18,190	27	18,163	17,552	15,806	2.6	2.6	2.5
New England[4]	42,482	48	42,434	41,471	38,564	6.0	6.2	6.1
New Jersey	31,488	32	31,456	33,330	34,024	4.5	5.0	5.4
New York	39,602	47	39,555	36,340	35,118	5.6	5.4	5.6
Pennsylvania	13,015	18	12,997	11,884	11,594	1.9	1.8	1.8

Other	71,461	201	71,260	62,750	61,913	10.1	9.4	9.8

Total United States	228,941	388	228,553	214,838	207,832	32.5	32.1	32.9
International
Europe	1,022	–	1,022	1,059	678	0.2	0.2	0.1

Other	779	–	779	1,213	915	0.1	0.2	0.1

Total international	1,801	–	1,801	2,272	1,593	0.3	0.4	0.2
Total excluding other loans	704,360	734	703,626	668,815	629,110	100.0	99.9	99.4
Other loans	313	12	301	435	3,713	–	0.1	0.6
Total	$704,673	$746	$703,927	$669,250	$632,823	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowances (incurred but not identified allowance under IAS 39)[5]			3,701	2,845	2,935
Total, net of allowance[5]			$700,226	$666,405	$629,888

Percentage change over previous year – loans and acceptances, net of Stage 3 allowances for loan losses (impaired) (counterparty-specific and individually insignificant
under IAS 39)			2019	2018	2017
Canada			4.8%	7.6%	4.8%
United States			6.4	3.4	3.9
International			(20.7)	42.6	4.2
Other loans			(30.8)	(88.3)	56.0
Total			5.1%	5.8%	4.7%

[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at FVOCI.
[3]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[4]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[5]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

REAL ESTATE SECURED LENDING

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 33

TABLE 26:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total real estate secured lending
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					October 31, 2019
Total	$200,952	$56,503	$257,455	$34,550	$292,005
					October 31, 2018
Total	$193,829	$50,554	$244,383	$35,605	$279,988

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TABLE 27: REAL ESTATE SECURED LENDING1,2,3

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[4]		Uninsured		Insured[4]		Uninsured		Insured[4]		Uninsured
									October 31, 2019
Canada
Atlantic provinces	$3,340	1.7%	$2,861	1.4%	$363	0.4%	$1,297	1.4%	$3,703	1.3%	$4,158	1.4%
British Columbia[5]	10,944	5.4	26,395	13.1	1,872	2.1	15,302	16.8	12,816	4.4	41,697	14.3
Ontario[5]	31,299	15.6	69,399	34.5	6,650	7.3	43,970	48.3	37,949	13.0	113,369	38.8
Prairies[5]	22,283	11.1	16,062	8.0	3,008	3.3	11,125	12.2	25,291	8.7	27,187	9.3

Québec	8,823	4.4	9,546	4.8	1,149	1.3	6,317	6.9	9,972	3.4	15,863	5.4

Total Canada	76,689	38.2%	124,263	61.8%	13,042	14.4%	78,011	85.6%	89,731	30.8%	202,274	69.2%

United States	938		33,750		–		11,549		938		45,299
Total	$77,627		$158,013		$13,042		$89,560		$90,669		$247,573
												October 31, 2018
Canada
Atlantic provinces	$3,492	1.8%	$2,544	1.3%	$424	0.5%	$1,312	1.5%	$3,916	1.4%	$3,856	1.4%
British Columbia[5]	12,389	6.4	23,460	12.1	1,981	2.3	14,221	16.5	14,370	5.1	37,681	13.5
Ontario[5]	35,355	18.2	60,308	31.2	7,052	8.2	40,163	46.6	42,407	15.1	100,471	35.9
Prairies[5]	23,561	12.2	14,998	7.7	3,408	4.0	10,963	12.7	26,969	9.6	25,961	9.3

Québec	9,350	4.8	8,372	4.3	1,105	1.3	5,530	6.4	10,455	3.7	13,902	5.0

Total Canada	84,147	43.4%	109,682	56.6%	13,970	16.3%	72,189	83.7%	98,117	34.9%	181,871	65.1%

United States	900		30,462		1		12,367		901		42,829
Total	$85,047		$140,144		$13,971		$84,556		$99,018		$224,700

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Geographic location is based on the address of the property mortgaged.
[3]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[4]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[5]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 28:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							October 31, 2019
Canada	1.0%	3.6%	6.5%	16.2%	44.2%	27.8%	0.7%	–%	100.0%

United States	4.8	6.3	4.8	6.1	25.8	49.9	2.0	0.3	100.0
Total	1.6%	4.0%	6.3%	14.7%	41.4%	31.1%	0.9%	–%	100.0%
							October 31, 2018
Canada	1.0%	3.8%	6.7%	15.1%	42.7%	30.1%	0.6%	–%	100.0%

United States	4.8	8.2	4.8	5.2	29.4	46.3	1.0	0.3	100.0
Total	1.6%	4.4%	6.5%	13.7%	40.8%	32.4%	0.6%	–%	100.0%
[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 34

TABLE 29:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

				For the 12 months ended
	October 31, 2019			October 31, 2018
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
Canada
Atlantic provinces	73%	69%	72%	74%	70%	73%
British Columbia[6]	66	62	65	66	62	64
Ontario[6]	68	65	67	67	65	67
Prairies[6]	73	70	72	73	71	72

Québec	73	72	73	73	73	73
Total Canada	69	66	68	68	66	67

United States	70	62	68	69	61	65
Total	69%	65%	68%	68%	65%	67%

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	HELOC loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired and migrates to Stage 3 when it is 90 days or more past due for retail exposures, rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Gross impaired loans excluding FDIC covered loans and other ACI loans decreased $122 million, or 4%, compared with the prior year.

In Canada, impaired loans net of Stage 3 allowances increased by $92 million, or 14% in 2019. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $491 million, an increase of $37 million, or 8%, compared with the prior year, with contribution from all of the consumer lending portfolios. Business and government loans net of Stage 3 allowances were $253 million, an increase of $55 million, or 28%, compared with the prior year, largely due to new formations in the Canadian Commercial portfolio.

In the U.S., net impaired loans decreased by $262 million, or 14% in 2019. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $1,200 million, a decrease of $274 million, or 19%, compared with the prior year largely reflecting resolutions outpacing formations in the U.S. HELOC portfolio, including a reclassification to performing for certain clients current with their payments. Business and government net impaired loans were $354 million, an increase of $12 million, or 4%, compared with the prior year.

Geographically, 32% of total net impaired loans were located in Canada and 68% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, increasing to 17% of total net impaired loans, compared with 13% in the prior year. The largest regional concentration of net impaired loans in the U.S. was in New England representing 16% of total net impaired loans, down 2% from the prior year.

TABLE 30:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES1,2,3

(millions of Canadian dollars)	2019	2018	2017
Personal, Business and Government Loans
Impaired loans as at beginning of period	$3,154	$3,085	$3,509
Classified as impaired during the period[4]	6,037	5,012	4,724
Transferred to not impaired during the period	(1,272)	(864)	(966)
Net repayments	(1,492)	(1,360)	(1,556)
Disposals of loans	(292)	(21)	–
Amounts written off	(3,175)	(2,748)	(2,538)
Recoveries of loans and advances previously written off	–	–	–

Exchange and other movements	72	50	(88)
Impaired loans as at end of year	$3,032	$3,154	$3,085

[1]	Includes customers' liability under acceptances.
[2]	Excludes ACI loans, DSCL under IAS 39, and DSAC and DSOCI under IFRS 9.
[3]	Includes loans that are measured at FVOCI.
[4]

Under IFRS 9, loans are considered impaired and migrate to Stage 3 when they are 90 days or more past due for retail exposures (including Canadian government-insured real estate personal loans), rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 35

TABLE 31:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY INDUSTRY SECTOR1,2,3,4

(millions of Canadian dollars, except as noted)							As at	Percentage of total
		Oct. 31 2019		Oct. 31 2018	Oct. 31 2017	Oct. 31 2016	Oct. 31 2015	Oct. 31 2019	Oct. 31 2018	Oct. 31 2017	Oct. 31 2016	Oct. 31 2015
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Residential mortgages	$280	$27	$253	$246	$279	$385	$378	11.0%	10.0%	11.6%	13.9%	14.2%
Consumer instalment and other personal
HELOC	147	13	134	118	102	140	166	5.8	4.8	4.3	5.0	6.2
Indirect Auto	82	53	29	23	11	9	17	1.3	0.9	0.5	0.3	0.7
Other	51	42	9	12	19	20	19	0.4	0.5	0.8	0.7	0.7

Credit card[5]	136	70	66	55	51	46	45	2.9	2.2	2.1	1.7	1.7

Total personal	696	205	491	454	462	600	625	21.4	18.4	19.3	21.6	23.5
Real estate
Residential	8	6	2	3	3	3	6	0.1	0.1	0.1	0.1	0.2
Non-residential	2	–	2	2	3	7	7	0.1	0.1	0.1	0.3	0.3

Total real estate	10	6	4	5	6	10	13	0.2	0.2	0.2	0.4	0.5
Agriculture	15	2	13	4	5	9	3	0.6	0.2	0.2	0.3	0.1
Automotive	31	6	25	9	2	1	1	1.1	0.4	0.1	–	–
Financial	1	–	1	2	–	2	1	–	0.1	–	0.1	–
Food, beverage, and tobacco	3	1	2	1	1	2	1	0.1	–	–	0.1	–
Forestry	–	–	–	1	–	–	–	–	–	–	–	–
Government, public sector entities, and education	–	–	–	–	–	–	1	–	–	–	–	–
Health and social services	12	8	4	4	11	11	3	0.2	0.2	0.5	0.4	0.1
Industrial construction and trade contractors	181	39	142	136	2	11	2	6.2	5.5	0.1	0.4	0.1
Metals and mining	16	10	6	7	15	18	6	0.2	0.3	0.7	0.7	0.2
Pipelines, oil, and gas	37	18	19	9	22	51	68	0.8	0.4	0.9	1.8	2.6
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	24	11	13	5	6	4	4	0.6	0.2	0.2	0.1	0.2
Retail sector	17	6	11	5	8	11	9	0.5	0.2	0.3	0.4	0.3
Sundry manufacturing and wholesale	16	16	–	6	7	3	2	–	0.2	0.3	0.1	0.1
Telecommunications, cable, and media	12	6	6	1	–	–	2	0.2	–	–	–	0.1
Transportation	10	6	4	2	5	–	2	0.2	0.1	0.2	–	0.1

Other	9	6	3	1	2	4	3	0.1	–	0.1	0.1	0.1

Total business and government	394	141	253	198	92	137	121	11.0	8.0	3.8	4.9	4.5
Total Canada	1,090	346	744	652	554	737	746	32.4	26.4	23.1	26.5	28.0
United States
Residential mortgages	444	26	418	416	429	418	361	18.2	16.9	17.9	15.0	13.6
Consumer instalment and other personal
HELOC	492	37	455	796	795	863	780	19.8	32.3	33.1	31.0	29.3
Indirect Auto	258	26	232	198	234	190	155	10.1	8.0	9.8	6.8	5.8
Other	7	2	5	6	4	4	5	0.2	0.2	0.2	0.1	0.2

Credit card[5]	342	252	90	58	38	38	44	3.9	2.4	1.6	1.4	1.7
Total personal	1,543	343	1,200	1,474	1,500	1,513	1,345	52.2	59.8	62.6	54.3	50.6
Real estate
Residential	25	5	20	24	27	54	68	0.9	1.0	1.1	1.9	2.6

Non-residential	72	6	66	97	73	87	133	2.9	3.9	3.1	3.1	5.0
Total real estate	97	11	86	121	100	141	201	3.8	4.9	4.2	5.0	7.6
Agriculture	1	–	1	2	2	1	1	–	0.1	0.1	–	–
Automotive	5	–	5	8	12	14	11	0.2	0.3	0.5	0.5	0.4
Financial	15	–	15	28	39	24	26	0.7	1.1	1.6	0.9	1.0
Food, beverage, and tobacco	9	1	8	10	9	4	7	0.3	0.4	0.4	0.1	0.3
Forestry	–	–	–	1	1	12	–	–	–	–	0.4	–
Government, public sector entities, and education	11	2	9	7	9	8	8	0.4	0.3	0.4	0.3	0.3
Health and social services	34	2	32	11	11	29	38	1.4	0.5	0.5	1.1	1.4
Industrial construction and trade contractors	30	6	24	19	20	22	30	1.0	0.8	0.8	0.8	1.1
Metals and mining	4	–	4	3	4	4	13	0.2	0.1	0.2	0.1	0.5
Pipelines, oil, and gas	–	–	–	11	17	77	6	–	0.5	0.7	2.8	0.2
Power and utilities	1	–	1	1	1	–	–	–	–	–	–	–
Professional and other services	75	7	68	44	46	75	74	2.9	1.8	1.9	2.7	2.8
Retail sector	44	6	38	37	37	43	65	1.7	1.5	1.6	1.6	2.4
Sundry manufacturing and wholesale	15	2	13	15	26	41	40	0.6	0.6	1.1	1.5	1.5
Telecommunications, cable, and media	5	1	4	3	1	9	13	0.2	0.1	–	0.3	0.5
Transportation	27	1	26	15	6	25	31	1.1	0.6	0.2	0.9	1.2

Other	26	6	20	6	3	6	5	0.9	0.2	0.1	0.2	0.2
Total business and government	399	45	354	342	344	535	569	15.4	13.8	14.3	19.2	21.4

Total United States	1,942	388	1,554	1,816	1,844	2,048	1,914	67.6	73.6	76.9	73.5	72.0
International	–	–	–	–	–	–	–	–	–	–	–	–
Total	$3,032	$734	$2,298	$2,468	$2,398	$2,785	$2,660	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			2.81%	3.33%	3.45%	4.09%	4.24%

[1]	Includes customers' liability under acceptances.
[2]	Primarily based on the geographic location of the customer's address.
[3]	Includes loans that are measured at FVOCI.
[4]	Excludes ACI loans, DSCL under IAS 39, and DSAC and DSOCI under IFRS 9.
[5]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 36

TABLE 32:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY GEOGRAPHY1,2,3,4,5

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2019	October 31 2018	October 31 2017	October 31 2019	October 31 2018	October 31 2017
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Atlantic provinces	$37	$13	$24	$30	$29	1.1%	1.2%	1.2%
British Columbia[6]	102	31	71	52	57	3.1	2.1	2.4
Ontario[6]	586	204	382	315	196	16.6	12.8	8.2
Prairies[6]	286	75	211	177	191	9.2	7.2	7.9

Québec	79	23	56	78	81	2.4	3.1	3.4
Total Canada	1,090	346	744	652	554	32.4	26.4	23.1
United States
Carolinas (North and South)	119	15	104	108	97	4.5	4.4	4.0
Florida	168	27	141	156	148	6.1	6.3	6.2
New England[7]	415	48	367	442	441	16.0	17.9	18.4
New Jersey	251	32	219	333	336	9.5	13.5	14.0
New York	371	47	324	354	366	14.1	14.3	15.3
Pennsylvania	102	18	84	113	126	3.7	4.6	5.2

Other	516	201	315	310	330	13.7	12.6	13.8

Total United States	1,942	388	1,554	1,816	1,844	67.6	73.6	76.9
Total	$3,032	$734	$2,298	$2,468	$2,398	100.0%	100.0%	100.0%
Net impaired loans as a % of net loans			0.33%	0.37%	0.38%

[1]	Includes customers' liability under acceptances.
[2]	Primarily based on the geographic location of the customer's address.
[3]	Includes loans that are measured at FVOCI.
[4]	Excludes ACI loans, DSCL under IAS 39, and DSAC and DSOCI under IFRS 9.
[5]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
[7]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses including off-balance sheet positions of $5,036 million as at October 31, 2019, was comprised of Stage 3 allowance for impaired loans of $761 million, Stage 2 allowance of $1,856 million, and Stage 1 allowance of $2,415 million collectively for performing loans and off-balance sheet positions and allowance for debt securities of $4 million.

Stage 3 allowances (impaired)

The impaired allowance for loan losses increased $55 million, or 8%, compared with last year, primarily reflecting credit migration in the Canadian Retail and Wholesale segments.

Stage 1 and Stage 2 allowances (performing)

As at October 31, 2019, the performing allowance was $4,271 million, up from $3,872 million as at October 31, 2018. The increase was primarily due to volume growth and credit migration.

The allowance for debt securities decreased by $76 million, or 95% compared with last year primarily reflecting the sale of certain debt securities.

PROVISION FOR CREDIT LOSSES

The PCL is the amount charged to income to bring the total allowance for credit losses, including both Stage 1 and 2 allowances (performing) and Stage 3 allowance (impaired), to a level that management considers adequate to absorb expected and incurred credit-related losses in the Bank's loan portfolio. Provisions are reduced by any recoveries in the year.

In Canada, PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $991 million, an increase of $111 million, or 13%, compared to 2018 reflecting volume growth and credit migration. PCL – impaired related to business and government loans was $148 million, an increase of $103 million, compared with last year, primarily reflecting credit migration.

In the U.S., PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $1,390 million, an increase of $130 million, or 10%, compared to 2018, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – impaired related to business and government loans was $120 million, an increase of $113 million compared to 2018, primarily reflecting higher provisions in the commercial portfolios.

Geographically, 38% of PCL – impaired were attributed to Canada and 49% to the U.S. including recoveries in the ACI loan portfolios. The largest regional concentration of PCL – impaired in Canada was in Ontario, which represented 16% of total PCL – impaired, up from 15% in 2018. The largest regional concentration of PCL – impaired in the U.S. was in New York, representing 6% of total PCL – impaired, remaining stable from the prior year.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 37

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 33:  PROVISION FOR CREDIT LOSSES UNDER IFRS 9

(millions of Canadian dollars)	2019	2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$1,126	$927
U.S. Retail	936	776
Wholesale Banking	20	(8)

Corporate[1]	548	471

Total provision for credit losses – Stage 3	2,630	2,166
Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	180	71
U.S. Retail	146	141
Wholesale Banking	24	11

Corporate[1]	49	91

Total provision for credit losses – Stage 1 and 2	399	314
Provision for credit losses	$3,029	$2,480

[1]	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
[2]	Includes financial asset, loan commitments, and financial guarantees.

TABLE 34:  PROVISION FOR CREDIT LOSSES UNDER IAS 39

(millions of Canadian dollars)	2017
Provision for credit losses – counterparty-specific and individually insignificant
Counterparty-specific	$40
Individually insignificant	2,575

Recoveries	(625)

Total provision for credit losses for counterparty-specific and individually insignificant	1,990
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–
U.S. Retail	144

Corporate[2]	82

Total provision for credit losses – incurred but not identified	226
Provision for credit losses	$2,216

[1]	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
[2]	The retailer program partners' share of the U.S. strategic cards portfolio.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 38

TABLE 35:  PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR1,2

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2019	October 31 2018	October 31 2017	October 31 2019	October 31 2018	October 31 2017
Stage 3 provision for credit losses (impaired) (Counterparty-specific and individually insignificant provision under IAS 39)
Canada
Residential mortgages	$26	$15	$22	1.0%	0.7%	1.1%
Consumer instalment and other personal
HELOC	11	11	7	0.4	0.5	0.4
Indirect auto	238	205	245	9.1	9.5	12.3
Other	227	178	172	8.6	8.2	8.6

Credit card	489	471	485	18.6	21.7	24.4
Total personal	991	880	931	37.7	40.6	46.8
Real estate
Residential	1	(2)	–	–	(0.1)	–

Non-residential	1	3	1	–	0.1	0.1
Total real estate	2	1	1	–	–	0.1
Agriculture	2	1	–	–	–	–
Automotive	8	3	–	0.3	0.1	–
Financial	–	–	–	–	–	–
Food, beverage, and tobacco	3	–	–	0.1	–	–
Forestry	–	–	1	–	–	0.1
Government, public sector entities, and education	–	–	–	–	–	–
Health and social services	7	3	4	0.3	0.1	0.2
Industrial construction and trade contractors	48	2	9	1.9	0.1	0.4
Metals and mining	9	4	5	0.3	0.2	0.2
Pipelines, oil, and gas	8	(2)	(11)	0.3	(0.1)	(0.5)
Power and utilities	–	–	–	–	–	–
Professional and other services	15	4	6	0.6	0.2	0.3
Retail sector	15	14	11	0.6	0.7	0.5
Sundry manufacturing and wholesale	5	(2)	1	0.2	(0.1)	0.1
Telecommunications, cable, and media	7	2	1	0.3	0.1	0.1
Transportation	8	2	2	0.3	0.1	0.1

Other	11	13	5	0.4	0.7	0.2
Total business and government	148	45	35	5.6	2.1	1.8

Total Canada	1,139	925	966	43.3	42.7	48.6
United States
Residential mortgages	10	13	7	0.4	0.7	0.4
Consumer instalment and other personal
HELOC	(12)	15	7	(0.4)	0.7	0.4
Indirect auto	318	272	229	12.1	12.5	11.5
Other	180	155	128	6.8	7.2	6.4

Credit card	894	805	688	34.0	37.1	34.5

Total personal	1,390	1,260	1,059	52.9	58.2	53.2
Real estate
Residential	3	(2)	1	0.1	(0.1)	0.1

Non-residential	4	(4)	(3)	0.2	(0.2)	(0.2)

Total real estate	7	(6)	(2)	0.3	(0.3)	(0.1)
Agriculture	–	–	–	–	–	–
Automotive	1	1	(1)	–	–	(0.1)
Financial	2	7	19	–	0.3	1.0
Food, beverage, and tobacco	–	(1)	1	–	–	0.1
Forestry	–	–	(7)	–	–	(0.4)
Government, public sector entities, and education	1	–	(2)	–	–	(0.1)
Health and social services	7	–	(6)	0.3	–	(0.3)
Industrial construction and trade contractors	15	1	7	0.6	–	0.4
Metals and mining	(1)	2	(1)	–	0.1	(0.1)
Pipelines, oil, and gas	–	(7)	(15)	–	(0.3)	(0.8)
Power and utilities	18	–	(1)	0.7	–	(0.1)
Professional and other services	27	(1)	3	1.1	–	0.2
Retail sector	8	–	–	0.3	–	–
Sundry manufacturing and wholesale	2	1	(6)	–	–	(0.3)
Telecommunications, cable, and media	2	1	(1)	–	–	(0.1)
Transportation	16	(4)	1	0.6	(0.2)	0.1

Other	15	13	16	0.6	0.7	0.8

Total business and government	120	7	5	4.5	0.3	0.2
Total United States	1,510	1,267	1,064	57.4	58.5	53.4

Total excluding other loans	2,649	2,192	2,030	100.7	101.2	102.0
Other loans
Debt securities classified as loans	n/a	n/a	(2)	n/a	n/a	(0.1)
Debt securities at amortized cost and FVOCI	–	–	n/a	–	–	n/a

Acquired credit-impaired loans[3]	(19)	(26)	(38)	(0.7)	(1.2)	(1.9)
Total other loans	(19)	(26)	(40)	(0.7)	(1.2)	(2.0)
Total Stage 3 provision for credit losses (impaired) (Counterparty-specific and individually insignificant provision under IAS 39)	$2,630	$2,166	$1,990	100.0%	100.0%	100.0%
Stage 1 and 2 provision for credit losses (Incurred but not identified provision under IAS 39)
Personal, business, and government	$400	$306	$237
Debt securities classified as loans	n/a	n/a	(11)
Debt securities at amortized cost and FVOCI	(1)	8	n/a
Total Stage 1 and 2 provision for credit losses (Incurred but not identified provision under IAS 39)	399	314	226
Total provision for credit losses	$3,029	$2,480	$2,216
[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at FVOCI.
[3]	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 39

TABLE 36:  PROVISION FOR CREDIT LOSSES BY GEOGRAPHY1,2,3

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2019	October 31 2018	October 31 2017	October 31 2019	October 31 2018	October 31 2017
Canada
Atlantic provinces	$80	$74	$75	2.6%	3.0%	3.4%
British Columbia[4]	120	106	109	4.0	4.3	4.9
Ontario[4]	490	361	374	16.2	14.5	16.9
Prairies[4]	302	262	258	10.0	10.6	11.6

Québec	147	122	150	4.8	4.9	6.8
Total Canada	1,139	925	966	37.6	37.3	43.6
United States
Carolinas (North and South)	63	54	42	2.1	2.2	1.9
Florida	112	93	77	3.7	3.7	3.5
New England[5]	161	148	112	5.3	6.0	5.1
New Jersey	128	107	95	4.2	4.3	4.3
New York	174	142	143	5.7	5.7	6.4
Pennsylvania	61	51	52	2.0	2.1	2.3

Other[6]	811	672	543	26.8	27.1	24.5

Total United States	1,510	1,267	1,064	49.8	51.1	48.0
Total excluding other loans	2,649	2,192	2,030	87.4	88.4	91.6

Other loans[7]	(19)	(26)	(40)	(0.6)	(1.1)	(1.8)
Total Stage 3 provision for credit losses (impaired) (Counterparty- specific and individually insignificant provision under IAS 39)	2,630	2,166	1,990	86.8	87.3	89.8

Stage 1 and 2 provision for credit losses (incurred but not identified provision under IAS 39)	399	314	226	13.2	12.7	10.2
Total provision for credit losses	$3,029	$2,480	$2,216	100.0%	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances[6]	October 31 2019	October 31 2018	October 31 2017
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.65	0.63	0.73
Business and government	0.13	0.04	0.04
Total Canada	0.25	0.21	0.24
United States
Residential mortgages	0.03	0.04	0.03
Credit card, consumer instalment and other personal	2.28	2.18	1.92
Business and government	0.10	0.01	–
Total United States	0.69	0.63	0.55
International	–	–	–
Total excluding other loans	0.39	0.34	0.34
Other loans	(5.29)	(4.97)	(1.47)
Total Stage 3 provision for credit losses (impaired) counterparty- specific and individually insignificant provision (under IAS 39)	0.39	0.34	0.33
Stage 1 and 2 provision for credit losses (Incurred but not identified provision under IAS 39)	0.06	0.05	0.04
Total provision for credit losses as a % of average net loans and acceptances	0.44%	0.39%	0.36%

[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at FVOCI.
[3]	Includes customers' liability under acceptances.
[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[5]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[6]	Other includes PCL attributable to other states/regions including those outside TD's core U.S. geographic footprint.
[7]	Other loans include DSCL, DSAC and FVOCI, and ACI.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 40

SOVEREIGN RISK

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 37:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]

Country											October 31, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	1	1	–	–	4	4	13	–	6	19	24
Ireland	–	–	296	296	14	–	247	261	–	–	1	1	558
Portugal	–	–	–	–	–	56	1	57	2	–	–	2	59

Spain	–	36	63	99	–	–	125	125	25	588	56	669	893

Total GIIPS	–	36	360	396	14	56	377	447	40	588	63	691	1,534
Rest of Europe
Belgium	263	–	165	428	803	12	511	1,326	10	82	5	97	1,851
Finland	–	93	16	109	–	49	141	190	–	940	22	962	1,261
France	576	1,163	197	1,936	23	505	1,118	1,646	162	3,508	184	3,854	7,436
Germany	1,301	628	50	1,979	683	832	1,163	2,678	256	8,525	139	8,920	13,577
Netherlands	485	477	111	1,073	412	477	687	1,576	65	2,945	274	3,284	5,933
Norway	–	410	3	413	1	307	38	346	3	563	678	1,244	2,003
Sweden	–	12	13	25	–	193	109	302	20	1,420	638	2,078	2,405
Switzerland	664	58	56	778	363	–	981	1,344	19	–	90	109	2,231
United Kingdom	3,218	1,919	53	5,190	1,457	693	7,880	10,030	155	864	1,627	2,646	17,866

Other[7]	–	92	120	212	15	226	787	1,028	7	1,167	59	1,233	2,473

Total Rest of Europe	6,507	4,852	784	12,143	3,757	3,294	13,415	20,466	697	20,014	3,716	24,427	57,036
Total Europe	$6,507	$4,888	$1,144	$12,539	$3,771	$3,350	$13,792	$20,913	$737	$20,602	$3,779	$25,118	$58,570

Country											October 31, 2018
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	178	1	179	–	–	3	3	26	22	5	53	235
Ireland	–	–	197	197	17	–	268	285	–	–	–	–	482
Portugal	–	–	–	–	–	139	56	195	1	–	–	1	196

Spain	–	30	56	86	–	–	61	61	23	522	–	545	692

Total GIIPS	–	208	254	462	17	139	388	544	50	544	5	599	1,605

Rest of Europe
Belgium	263	–	225	488	140	34	486	660	40	94	2	136	1,284
Finland	–	141	–	141	–	36	110	146	–	1,071	–	1,071	1,358
France	579	514	133	1,226	77	621	1,822	2,520	122	5,613	176	5,911	9,657
Germany	1,106	354	210	1,670	443	805	933	2,181	240	7,779	63	8,082	11,933
Netherlands	509	706	194	1,409	273	506	362	1,141	44	3,717	265	4,026	6,576
Norway	121	33	5	159	20	288	54	362	24	426	630	1,080	1,601
Sweden	–	67	95	162	–	287	235	522	15	1,548	644	2,207	2,891
Switzerland	997	58	89	1,144	37	–	2,127	2,164	39	–	25	64	3,372
United Kingdom	2,872	1,082	19	3,973	1,558	559	9,262	11,379	336	857	2,429	3,622	18,974

Other[7]	–	5	106	111	39	210	773	1,022	3	1,403	66	1,472	2,605
Total Rest of Europe	6,447	2,960	1,076	10,483	2,587	3,346	16,164	22,097	863	22,508	4,300	27,671	60,251
Total Europe	$6,447	$3,168	$1,330	$10,945	$2,604	$3,485	$16,552	$22,641	$913	$23,052	$4,305	$28,270	$61,856
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2019, or October 31, 2018.

[3]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.1 billion (October 31, 2018 – $0.4 billion) for GIIPS and $84.5 billion for the rest of Europe (October 31, 2018 – $66 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

[4]	Trading and investment portfolio includes deposits. Trading exposures are net of eligible short positions.
[5]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at October 31, 2019 and October 31, 2018.
[6]	The reported exposures do not include $26 million of protection the Bank purchased through CDS (October 31, 2018 – $186 million).
[7]

Other European exposure is distributed across 10 countries (October 31, 2018 – 11 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2019.

Of the Bank's European exposure, approximately 96% (October 31, 2018 – 96%) is to counterparties in countries rated either Aa3 or better by Moody's Investor Services (Moody's) or AA or better by Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America. In addition to the European exposure identified above, the Bank also has $14 billion (October 31, 2018 – $11.2 billion) of exposure to supranational entities with European sponsorship and $2.9 billion (October 31, 2018 – $1 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 41

GROUP FINANCIAL CONDITION

Capital Position

TABLE 38: CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	2019	2018
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$21,828	$21,267
Retained earnings	49,497	46,145

Accumulated other comprehensive income	10,581	6,639
Common Equity Tier 1 Capital before regulatory adjustments	81,906	74,051

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(19,712)	(19,285)
Intangibles (net of related tax liability)	(2,389)	(2,236)
Deferred tax assets excluding those arising from temporary differences	(245)	(317)
Cash flow hedge reserve	(1,389)	2,568
Shortfall of provisions to expected losses	(1,148)	(953)
Gains and losses due to changes in own credit risk on fair valued liabilities	(132)	(115)
Defined benefit pension fund net assets (net of related tax liability)	(13)	(113)
Investment in own shares	(22)	(123)

Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	(1,814)	(1,088)
Total regulatory adjustments to Common Equity Tier 1 Capital	(26,864)	(21,662)
Common Equity Tier 1 Capital	55,042	52,389

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,795	4,996
Directly issued capital instruments subject to phase out from Additional Tier 1	1,196	2,455

Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	–	245
Additional Tier 1 Capital instruments before regulatory adjustments	6,991	7,696

Additional Tier 1 Capital instruments regulatory adjustments

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(350)	(350)
Additional Tier 1 Capital	6,641	7,346
Tier 1 Capital	61,683	59,735

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	10,527	8,927
Directly issued capital instruments subject to phase out from Tier 2	198	198

Collective allowances	1,874	1,734
Tier 2 Capital before regulatory adjustments	12,599	10,859

Tier 2 regulatory adjustments

Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(160)	(160)
Tier 2 Capital	12,439	10,699
Total Capital	$74,122	$70,434

Risk-weighted assets[1]
Common Equity Tier 1 Capital	$455,977	$435,632
Tier 1 Capital	455,977	435,780
Total Capital	455,977	435,927
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of CET1 Capital risk-weighted assets)	12.1%	12.0%
Tier 1 Capital (as percentage of Tier 1 Capital risk-weighted assets)	13.5	13.7
Total Capital (as percentage of Total Capital risk-weighted assets)	16.3	16.2

Leverage ratio[2]	4.0	4.2

[1]

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2019, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively.

[2]	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

THE BANK'S CAPITAL MANAGEMENT OBJECTIVES

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank's Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted-average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; and

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 42

–	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management (TBSM) group manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets. The Board of Directors (the "Board") oversees capital adequacy risk management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

Economic capital is the Bank's internal measure of capital requirements and is one of the key components in the Bank's assessment of internal capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank's business operations. Characteristics of these models are described in the "Managing Risk" section of this document. The objective of the Bank's economic capital framework is to hold risk-based capital to cover unexpected losses in a manner consistent with the Bank's capital management objectives.

The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank's economic capital framework captures other material Pillar 2 risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as "Other", namely business risk, insurance risk, and risks associated with the Bank's significant investments. The framework also captures diversification benefits across risk types and business segments.

Please refer to the "Economic Capital and Risk-Weighted Assets by Segment" section for a business segment breakdown of the Bank's economic capital.

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

From fiscal 2014 to 2018, the CVA capital charge was phased-in based on a scalar approach. For fiscal 2018, the scalars inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%, respectively. For fiscal 2019, the CVA has been fully phased-in.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include NVCC provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively. On November 22, 2019, the Bank was designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board (FSB). As a result of the designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI's CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB common equity ratio requirement, the Bank's G-SIB designation has no additional impact on the Bank's minimum CET1 regulatory requirements. For further detail please refer to the Global Systemically Important Bank's Designation and Disclosure section.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at October 31, 2019, the CCB is only applicable to private sector credit exposures located in France, Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in France, Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at October 31, 2019.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 43

On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. The buffer was originally set at 1.5%. In December 2018, OSFI announced that the DSB would be increased to 1.75% as of April 30, 2019. In June 2019, OSFI announced the DSB would be further increased by 25 bps to 2% as of October 31, 2019, effectively raising the CET1 target to 10%, inclusive of the DSB. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned, to a factor of 75%, in the fourth quarter of fiscal 2018. The Bank is not constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for measuring counterparty credit risk (SA-CCR), capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The Canadian Bail-in regime, including OSFI's Total Loss Absorbing Capacity (TLAC) guideline, came into effect on September 23, 2018. Under this guideline, the Bank is required to meet target TLAC requirements by November 1, 2021. The Bank is currently subject to a target risk-based TLAC ratio of 23.50% of RWA and a TLAC leverage ratio of 6.75%. There is no impact to the supervisory target risk-based TLAC ratio or TLAC leverage ratio requirements as a result of the Bank's G-SIB designation.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. In the U.S. Retail segment, the Bank calculates the majority of the retail portfolio's, and certain other portfolio's, credit RWA using the Advanced Internal Ratings-Based (AIRB) approach. The remaining assets in the U.S. Retail segment continue to use the standardized approach for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Life Insurance Capital Adequacy Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

As at October 31, 2019, the Bank's CET1, Tier 1, and Total Capital ratios were 12.1%, 13.5%, and 16.3%, respectively. Compared with the Bank's CET1 Capital ratio of 12.0% at October 31, 2018, the CET1 Capital ratio, as at October 31, 2019, increased due to organic capital growth, partially offset by common shares repurchased, actuarial losses on employee benefit plans, the loyalty agreement with Air Canada, and the acquisition of Greystone.

As at October 31, 2019, the Bank's leverage ratio was 4.0%. Compared with the Bank's leverage ratio of 4.2% at October 31, 2018, the leverage ratio, as at October 31, 2019, decreased due to common shares repurchased, actuarial losses on employee benefit plans, an increase in exposure resulting from the implementation of the SA-CCR in the first quarter of 2019, and business growth in all segments, partially offset by organic capital growth.

Common Equity Tier 1 Capital

CET1 Capital was $55 billion as at October 31, 2019. Earnings growth contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included the common share issuance of $482 million under the dividend reinvestment plan and from stock option exercises.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $62 billion as at October 31, 2019, consisting of CET1 Capital and Additional Tier 1 Capital of $55 billion and $7 billion, respectively. Tier 1 Capital management activities during the year consisted of the issuance of $350 million non-cumulative Rate Reset Preferred Shares, Series 22 and $450 million non-cumulative Rate Reset Preferred Shares, Series 24, both of which included NVCC Provisions to ensure loss absorbency at the point of non-viability. On December 31, 2018, TD Capital Trust III, a subsidiary of the Bank, redeemed all of the outstanding TD Capital Trust III Securities – Series 2008 at a price of $1 billion plus the unpaid distribution payable on the redemption date. On June 30, 2019, TD Capital Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 at a redemption price of 100% of the principal amount plus any accrued and unpaid interest payable on the date of redemption.

Tier 2 Capital was $12 billion as at October 31, 2019. Tier 2 Capital management activities during the year consisted of the issuance of $1.75 billion 3.06% subordinated debentures due January 26, 2032, which included NVCC Provisions to ensure loss absorbency at the point of non-viability.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's capital modelling and stress testing practices which help inform the Bank's overall CAR.

The ICAAP is led by TBSM and is supported by numerous functional areas who together help assess the Bank's internal capital adequacy. This assessment ultimately represents the capacity to bear risk in congruence with the Bank's risk profile and RAS. TBSM assesses and monitors the overall adequacy of the Bank's available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

DIVIDENDS

At October 31, 2019, the quarterly dividend was $0.74 per share, consistent with the Bank's current target payout range of 40% to 50% of adjusted earnings. Cash dividends declared and paid during the year totalled $2.89 per share (2018 – $2.61). For cash dividends payable on the Bank's preferred shares, refer to Note 21 of the 2019 Consolidated Financial Statements. As at October 31, 2019, 1,812 million common shares were outstanding (2018 – 1,828 million). The Bank's ability to pay dividends is subject to the requirements of the Bank Act and OSFI. Refer to Note 21 of the 2019 Consolidated Financial Statements for further information on dividend restrictions.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 44

NORMAL COURSE ISSUER BID

On October 24, 2019, the Bank announced that, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), it intends to terminate its current normal course issuer bid (Current NCIB) and launch a new normal course issuer bid (New NCIB) to repurchase for cancellation up to 30 million of its common shares. The Current NCIB to repurchase up to 20 million common shares commenced on June 18, 2019 and is scheduled to terminate on June 17, 2020 unless terminated earlier in accordance with its terms. The Bank has repurchased all 20 million of its common shares under the Current NCIB, at an average price of $75.35 per share for a total amount of $1.5 billion.

During the year ended October 31, 2019, the Bank repurchased an aggregate of 30 million common shares under the Current NCIB and a prior NCIB, at an average price of $74.48 per share, for a total amount of $2.2 billion.

During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its then current NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank's RWA are included in the following table.

TABLE 39:  COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS1

(millions of Canadian dollars)		As at
	October 31, 2019	October 31, 2018

Credit risk
Retail
Residential secured	$33,397	$31,280
Qualifying revolving retail	35,693	29,276
Other retail	44,885	44,564
Non-retail
Corporate	191,753	182,685
Sovereign	8,997	8,370
Bank	8,540	9,001
Securitization exposures	11,533	13,142

Equity exposures	4,775	1,173

Exposures subject to standardized or Internal Ratings-Based (IRB) approaches	339,573	319,491
Adjustment to IRB RWA for scaling factor	11,062	10,189

Other assets not included in standardized or IRB approaches	37,536	40,364

Total credit risk	388,171	370,044
Market risk	12,200	13,213
Operational risk	55,606	52,375
Total	$455,977	$435,632

[1]

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2019, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 45

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank's RWA and economic capital as at October 31, 2019. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank's internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the "Economic Capital" section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the "Managing Risk" section of this document.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 46

TABLE 40:  EQUITY AND OTHER SECURITIES1

(millions of shares/units, except as noted)		As at
	October 31, 2019	October 31, 2018
	Number of shares/units	Number of shares/units
Common shares outstanding	1,812.5	1,830.4

Treasury shares – common	(0.6)	(2.1)
Total common shares	1,811.9	1,828.3
Stock options
Vested	4.7	4.7

Non-vested	8.1	8.4
Preferred shares – Class A
Series 1[2]	20.0	20.0
Series 3[3]	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22[4]	14.0	–

Series 24[5]	18.0	–
Total preferred shares – equity	232.0	200.0

Treasury shares – preferred	(0.3)	(0.3)
Total preferred shares	231.7	199.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008[6]	–	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1[7]	–	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 21 of the 2019 Consolidated Financial Statements.
[2]

On October 16, 2019, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 1 (the "Series 1 Shares") would be converted on October 31, 2019, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 2. As previously announced on October 1, 2019, the dividend rate for the Series 1 Shares for the 5-year period from and including October 31, 2019, but excluding October 31, 2024, will be 3.662%.

[3]

On July 18, 2019, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 3 (the "Series 3 Shares") would be converted on July 31, 2019, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 4. As previously announced on July 2, 2019, the dividend rate for the Series 3 Shares for the 5-year period from and including July 31, 2019, but excluding July 31, 2024, will be 3.681%.

[4]

Non-Cumulative 5-Year Rate Reset Preferred Shares (NVCC), Series 22 (the "Series 22 Shares") issued by the Bank on January 28, 2019, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.20% for the initial period ending April 30, 2024. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.27%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 23, subject to certain conditions, on April 30, 2024, and on April 30 every five years thereafter. Holders of the Series 23 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.27%. The Series 22 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2024, and on April 30 every five years thereafter.

[5]

Non-Cumulative 5-Year Rate Reset Preferred Shares (NVCC), Series 24 (the "Series 24 Shares") issued by the Bank on June 4, 2019, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.10% for the initial period ending July 31, 2024. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.56%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 25, subject to certain conditions, on July 31, 2024, and on July 31 every five years thereafter. Holders of the Series 25 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.56%. The Series 24 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on July 31, 2024, and on July 31 every five years thereafter.

[6]	TD Capital Trust III redeemed all of the outstanding TD Capital Trust III Securities – Series 2008 on December 31, 2018.
[7]	TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 1 on June 30, 2019.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.2 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.1 billion in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. Refer to Note 19 of the Bank's 2019 Consolidated Financial Statements for additional details.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 47

Future Regulatory Capital Developments

In November 2019, BCBS published a consultation document which proposes a set of targeted adjustments to the CVA risk framework that was issued in December 2017. The revisions aim to align the revised CVA risk framework with the minimum capital requirements for market risk and the capital requirements for bank exposures to central counterparties.

In November 2019, BCBS released a discussion paper on sovereign disclosures. The BCBS is seeking views on three potential disclosure templates, which would require banks to disclose their sovereign exposures and RWA by jurisdictional breakdown, currency, and accounting classification.

In November 2019, BCBS released a discussion paper on market risk disclosures. The discussion paper proposes changes to the January 1, 2022 version of the Pillar 3 market risk tables/templates to reflect changes from the new minimum capital requirements for market risk, published in January 2019.

In October 2019, the U.S. Federal Reserve Board finalized the risk-based tailoring rule for domestic bank holding companies and foreign banking organizations (FBOs). The rule further tailors the regulatory framework for enhanced prudential standards and the U.S. Basel III capital and liquidity requirements. The final rule classifies institutions into different categories, and applies different regulatory requirements, based on an assessment of five risk-based indicators: size, cross-jurisdictional activity, reliance on weighted short-term wholesale funding, non-bank assets, and off-balance sheet exposures. TD Group US Holding LLC (TDGUS) will be a category III institution, effective December 31, 2019. As these are U.S. regulatory rules, the Bank does not expect there to be an impact to capital at the consolidated Bank level.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada in the first quarter of 2021. To facilitate implementation of the revised requirements, OSFI is providing a transition period for fiscal 2020, during which time banks currently reporting under AMA, should report operational risk capital using the current standardized approach.

In June 2019, BCBS published a revision to align the leverage ratio measurement of client cleared derivatives with the measurement defined per the SA-CCR as used for risk-based capital requirements. This treatment will permit both cash and non-cash forms of segregated initial margin and cash and non-cash variation margin received from a client to offset the replacement cost and potential future exposure for client cleared derivatives only. The revisions are effective as of January 1, 2022.

In June 2019, BCBS published revisions to leverage ratio disclosure requirements. The revisions set out additional requirements for banks to disclose their leverage ratios based on quarter-end and on daily average value of securities financing transactions. This change is effective as of January 1, 2022.

In April 2019, OSFI published the final version of its guideline B-2: Large Exposure Limits for D-SIBs. The guideline outlines practices for the management of risk related to large exposures and provides additional guidance on methods for identifying, measuring, managing, and monitoring large exposures. The guideline introduces tighter limits for exposures to both G-SIBs and to other Canadian D-SIBs, recognizes eligible credit risk mitigation techniques by measuring exposure on a net basis rather than a gross basis, and reduces the eligible capital base from Total Capital to Tier 1 Capital. The guideline is effective November 1, 2019.

In January 2019, BCBS published the final minimum capital requirements for market risk standard. The key aspects of the standard include: clarification on the scope; a refined standardized approach for foreign exchange risk and index instruments; revised standardized risk weights applicable to general interest rate risk, foreign exchange, and certain other exposures; revisions to the assessment process relating to internal models reflecting the risks on individual trading desks; and revisions related to identification of risk factors that are eligible for internal modelling. The standard is effective January 1, 2022.

In December 2018, BCBS published the final "Pillar 3 disclosure requirements – updated framework". The framework includes disclosure revisions and additions arising from the finalization of the Basel III reforms related to the following areas: credit risk, operational risk, leverage ratio, CVA risk; RWA calculated by the Bank's internal models and under standardized approaches; and an overview of risk management, RWA, and key prudential metrics. The framework also contains new disclosure requirements related to asset encumbrance and capital distribution constraints. These disclosure requirements, together with the first and second phase of the revised Pillar 3 disclosure requirements, issued in January 2015 and March 2017 respectively, complete the Pillar 3 framework. The disclosure requirements related to Basel III reforms are effective January 1, 2022.

In August 2018, OSFI provided notification to the Bank setting a supervisory target TLAC ratio at 23.0% of RWA, inclusive of the DSB, and the minimum TLAC leverage ratio at 6.75%. This is pursuant to the final guideline on TLAC issued by OSFI in April 2018. In June 2019, OSFI announced the DSB would be 2% as of October 31, 2019, effectively raising the supervisory TLAC target to 23.5%. Beginning the first quarter of 2022, D-SIBs will be expected to meet the supervisory target TLAC requirements. Investments in TLAC issued by G-SIBs or Canadian D-SIBs will be required to be deducted from capital.

In July 2018, OSFI released a discussion paper on the proposed implementation of the Basel III reforms for public consultation. The discussion paper sets out OSFI's proposed policy direction and timelines for domestic implementation. The BCBS issued the finalized Basel III reforms in December 2017. The reforms include: i) a revised internal ratings-based approach for credit risk where the use of the internal models are constrained by placing limits on certain inputs and the option to use AIRB for certain asset classes has been removed; ii) a revised standardized approach for credit risk that is more granular and risk-sensitive; iii) replacement of the CVA framework with new standardized and basic approaches; iv) stream-lining the existing operational risk framework to a risk-sensitive standardized approach which will replace existing methodologies; v) revisions to the measurement of the leverage ratio and introduction of a leverage ratio buffer for G-SIBs; vi) the implementation of the adoption of the minimum capital requirements for market risk (Fundamental Review of the Trading Book); and vii) an aggregate output floor based on the revised Basel III standardized approaches. The reforms are effective the first quarter of 2022, with the standardized output floor having an added five-year phased implementation period until 2027.

Global Systemically Important Banks Designation and Disclosures

The FSB, in consultation with the BCBS and national authorities, identifies G-SIBs. In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology.

The public communications on G-SIB status is issued annually each November. On November 22, 2019, the Bank was designated as a G-SIB by the FSB. As a result of this designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI's CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB common equity ratio requirement, the Bank's designation has no additional impact on the Bank's minimum CET1 regulatory requirements. There is no impact to the supervisory target risk-based TLAC ratio of 23.5% or TLAC leverage ratio of 6.75% as a result of the Bank's G-SIB designation. The Bank will be in discussions with regulatory bodies regarding the G-SIB designation.

As a result of the Bank's G-SIB designation, the U.S. Federal Reserve requires TDGUS, as TD's U.S. IHC, to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a G-SIB, TDGUS has a three-year transitional period to meet these requirements.

The Bank is required to publish the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year. TD's 2019 fiscal year indicators will be disclosed by the Bank in the first quarter of 2020.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 48

In July 2018, BCBS issued a revised G-SIB framework; G-SIBs: revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2021.

GROUP FINANCIAL CONDITION

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank's Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the "Managing Risk" section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities (SEs). The Bank uses SEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Notes 2, 9, and 10 of the 2019 Consolidated Financial Statements for further information regarding the Bank's involvement with SEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit card loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and the mortgages remain on the Bank's Consolidated Balance Sheet. Additionally, the Bank securitizes credit card and personal loans by selling them to Bank-sponsored SEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank's Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2019 Consolidated Financial Statements for further information.

TABLE 41:  EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR1

(millions of Canadian dollars)					As at
	Significant unconsolidated SEs		Significant consolidated SEs	Non-SE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Securitized assets	Carrying value of retained interests
				October 31, 2019
Residential mortgage loans	$23,065	$–	$–	$624	$–
Consumer instalment and other personal loans[2]	–	–	750	–	–
Credit card loans	–	–	5,113	–	–

Business and government loans	–	–	–	1,118	19
Total exposure	$23,065	$–	$5,863	$1,742	$19
				October 31, 2018
Residential mortgage loans	$22,516	$–	$–	$818	$–
Consumer instalment and other personal loans[2]	–	–	1,749	–	–
Credit card loans	–	–	3,884	–	–

Business and government loans	–	–	–	1,206	25
Total exposure	$22,516	$–	$5,633	$2,024	$25

[1]

Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.

[2]	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2019, the SE had $750 million of issued notes outstanding (October 31, 2018 – $2 billion). As at October 31, 2019, the Bank's maximum potential exposure to loss for these conduits was $750 million (October 31, 2018 – $2 billion) with a fair value of $750 million (October 31, 2018 – $2 billion).

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 49

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2019, the Bank had $5 billion of securitized credit card receivables outstanding (October 31, 2018 – $4 billion). As at October 31, 2019, the consolidated SE had US$3 billion variable rate notes outstanding (October 31, 2018 – US$3 billion). The notes are issued to third-party investors and have a fair value of US$3 billion as at October 31, 2019 (October 31, 2018 – US$3 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third-parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third-Party Originated Assets

Significant Unconsolidated Structured Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third-party originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.2 billion as at October 31, 2019 (October 31, 2018 – $10.4 billion). Further, as at October 31, 2019, the Bank had committed to provide an additional $3.2 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2018 – $2.8 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 42: EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS

(millions of Canadian dollars, except as noted)			As at
	October 31, 2019		October 31, 2018
	Exposure and ratings profile of unconsolidated SEs AAA[1]	Expected weighted- average life (years)[2]	Exposure and ratings profile of unconsolidated SEs AAA[1]	Expected weighted- average life (years)[2]
Residential mortgage loans	$5,569	2.3	$6,002	2.9
Automobile loans and leases	4,002	1.8	3,803	1.5
Equipment leases	451	2.4	413	1.5

Trade receivables	143	1.6	143	2.5
Total exposure	$10,165	2.0	$10,361	2.3

[1]	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
[2]

Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2019, the Bank held $39.4 million of ABCP issued by Bank-sponsored multi-seller conduits within the Trading loans, securities, and other category on its Consolidated Balance Sheet (October 31, 2018 – $344.7 million).

OFF-BALANCE SHEET EXPOSURE TO THIRD-PARTY SPONSORED CONDUITS

The Bank has off-balance sheet exposure to third-party sponsored conduits arising from providing liquidity facilities and funding commitments of $3.8 billion as at October 31, 2019 (October 31, 2018 – $3.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at October 31, 2019, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third-party sponsored conduits have been included in the financial statements.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, and commitments to extend credit. These products may expose the Bank to liquidity, credit, and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 27 of the 2019 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. Refer to Note 27 of the 2019 Consolidated Financial Statements for further information.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 50

GROUP FINANCIAL CONDITION

Related-Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 of the 2019 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related-party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related-party transactions.

Transactions between the Bank, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related-party transactions. There were no significant transactions between the Bank, TD Ameritrade, and Symcor during the year ended October 31, 2019, other than as described in the following sections and in Note 12 of the 2019 Consolidated Financial Statements.

Other Transactions with TD Ameritrade and Symcor

i) TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

Insured Deposit Account Agreement

The Bank is party to an IDA agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $2.2 billion in 2019 (2018 – $1.9 billion; 2017 – $1.5 billion) to TD Ameritrade related to deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $140 billion in 2019 (2018 – $140 billion; 2017 – $124 billion) with a portion of the amount tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance tied to an agreed rate of return. The Bank earns a servicing fee of 25 bps on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2019, amounts receivable from TD Ameritrade were $41 million (October 31, 2018 – $137 million). As at October 31, 2019, amounts payable to TD Ameritrade were $168 million (October 31, 2018 – $174 million).

The Bank and other financial institutions provided TD Ameritrade with unsecured revolving loan facilities. The total commitment provided by the Bank was $291 million, which was undrawn as at October 31, 2019 (October 31, 2018 – $338 million undrawn).

ii) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2019, the Bank paid $81 million (October 31, 2018 – $86 million; October 31, 2017 – $93 million) for these services. As at October 31, 2019, the amount payable to Symcor was $12 million (October 31, 2018 – $14 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2019, and October 31, 2018.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 51

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, non-trading financial instruments at fair value through profit or loss, financial instruments designated at fair value through profit or loss, financial assets at FVOCI, and all derivatives are measured at fair value in the Bank's 2019 Consolidated Financial Statements. DSAC, loans, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Accounting Judgments, Estimates, and Assumptions" – "Fair Value Measurement" section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this document.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the "Managing Risk" section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives, and estimates or could impact the Bank's reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this document.

TOP AND EMERGING RISKS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions

TD and its customers operate in Canada, the U.S., and to a lesser extent in other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt, commodity and capital markets, and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, evolving consumer trends and business models, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, reputational risk associated with increased regulatory, public, and media focus, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters, and the level of business conducted in a specific region. Management maintains an ongoing awareness of the macroeconomic environment in which it operates and incorporates potential material changes into its business plans and strategies; it also incorporates potential material changes into the portfolio stress tests that are conducted. As a result, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the potential risks.

Geopolitical Risk

Risks related to government policy, international trade and political relations across the global landscape may impact overall market and economic stability in the regions in which the Bank operates. While the nature and extent of these risks may vary depending upon the circumstances involved, they may give rise to increased uncertainty for global economic growth, market volatility in interest rates, foreign exchange, commodity prices, credit spreads, and equities impacting the Bank's trading and non-trading activities, as well as direct and indirect implications on general business and economic conditions that could impact the Bank and its customers. Geopolitical risks evident throughout 2019 include heightened trade tensions and an increase in protectionist measures between international partners, increased political fragmentation across Europe, including the ongoing resolution associated with Brexit, and political unrest in the Asia-Pacific and Middle Eastern regions. Management maintains an ongoing awareness of geopolitical risks to assess potential impacts to the Bank's strategy and operations and routinely incorporates these risks into stress testing activities.

Executing on Long-Term Strategies and Shorter-Term Key Strategic Priorities

The Bank has a number of strategies and priorities, including those detailed in each segment's "Business Segment Analysis" section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and new technology or enhancement to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects, the limited timeframes to complete the projects, and competing priorities for limited specialized resources.

In respect of acquisitions, the Bank undertakes deal assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that the Bank will achieve its objectives, including anticipated cost savings or revenue synergies following acquisitions and integration. In general, while significant management attention is placed on the governance, oversight, methodology, tools, and resources needed to manage our priorities and strategies, our ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the "Business Outlook and Focus for 2020", "Focus for 2020", and "Managing Risk" sections of this document, as well as

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disciplined resource and expense management and our ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank's control and are difficult to predict.

If any of the Bank's acquisitions, strategic plans or priorities are not successfully executed, there could be an impact on the Bank's operations and financial performance and the Bank's earnings could grow more slowly or decline.

Technology and Cyber Security Risk

Technology and cyber security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, malicious insiders, or service providers, nation states, hackers and other internal or external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint, the complexity of our technology infrastructure, and our use of internet and telecommunications technologies to conduct financial transactions, such as our continued development of mobile and internet banking platforms. The Bank's technologies, systems and networks, and those of our customers (including their own devices) and the third parties providing services to the Bank, continue to be subject to cyber-attacks, and may be subject to disruption of services, data security or other breaches (including loss or exposure of confidential information, including customer or employee information), identity theft and corporate espionage, or other compromises. The Bank's use of third-party service providers, which are subject to these potential compromises, increases our risk of potential attack, breach or disruption as the Bank has less immediate or continuous oversight over their technology infrastructure or information security. Although the Bank has not experienced any material financial losses relating to technology failure, cyber-attacks or data security or other breaches, there is no assurance that the Bank will not experience loss or damage in the future. These may include cyber-attacks such as targeted and automated online attacks on banking systems and applications, introduction of malicious software, denial of service attacks, malicious insider or service provider exfiltrating data and phishing attacks, any of which could result in the fraudulent use, disclosure or theft of data or amounts that customers hold with the Bank. These may also include attempts by employees, agents or third-party service providers of the Bank to access or disclose sensitive information or other data of the Bank, its customers or its employees. Attempts to illicitly or misleadingly induce employees, customers, third-party service providers or other users of the Bank's systems will likely continue, in an effort to obtain sensitive information and gain access to the Bank's or its customers' data or amounts that the Bank holds or that its customers hold with the Bank. In addition, the Bank's customers often use their own devices, such as computers, smart phones, and tablets, to make payments and manage their accounts, and the Bank has limited ability to assure the safety and security of its customers' transactions with the Bank to the extent they are using their own devices. The Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs, using industry accepted practices, and industry accepted threat, and vulnerability assessments and responses. The Bank continues to make investments to mature its cyber defences in accordance with industry accepted standards and practices to enable rapid detection and response to internal and external cyber incidents and unauthorized access or exfiltration of the Bank's data. The adoption of certain technologies, such as cloud computing, artificial intelligence and robotics, call for continued focus and investment to manage our risks effectively. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such cyber and technology-related risks, particularly because of the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. The Bank's cyber insurance purchased to mitigate risk may not be sufficient to materially cover against all financial losses. As such, with any cyber-attack, disruption of services, data, security or other breaches (including loss or exposure of confidential information), identity theft, corporate espionage or other compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update our operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and effort to investigate the incident to obtain full and reliable information necessary to assess the impact. The Bank's owned and operated applications, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, cyber-attacks or other criminal or terrorist acts, or non-compliance with regulations, which may impact the Bank's operations. Such adverse effects could limit the Bank's ability to deliver products and services to customers, and/or damage the Bank's reputation, which in turn could lead to disruptions to our businesses and financial loss.

Fraud and Criminal Activity

As a financial institution, the Bank is inherently exposed to various types of fraud and other financial crime. The sophistication, complexity, and materiality of these crimes evolves quickly and these crimes can arise from numerous sources, including potential or existing clients or customers, agents, third parties, including suppliers, service providers and outsourcers, other external parties, contractors or employees. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties, and other external parties as to the accuracy and completeness of such information. In order to authenticate customers, whether through the Bank's phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication methods which could be subject to fraud. In addition to the risk of material loss (financial loss, misappropriation of confidential information or other assets of the Bank or its customers and counterparties) that could result in the event of a financial crime, the Bank could face legal action and client and market confidence in the Bank could be impacted. The Bank has invested in a coordinated approach to strengthen the Bank's fraud defences and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defences to strengthen the Bank's control posture to combat more complex fraud, including cyber fraud.

Third-Party Service Providers

The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, they may also create reliance upon the provider with respect to continuity, reliability, and security of these relationships, and their associated processes, people and facilities. As the financial services industry and its supply chain become more complex, the need for robust, holistic, and sophisticated controls and ongoing oversight increases. Just as the Bank's owned and operated applications, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, cyber-attacks or other criminal or terrorist acts, or non-compliance with regulations, each of its suppliers may be exposed to similar risks which could in turn impact the Bank's operations. Such adverse effects could limit the Bank's ability to deliver products and services to customers, and/or damage the Bank's reputation, which in turn could lead to disruptions to our businesses and financial loss. Consequently, the Bank has established expertise and resources dedicated to third-party risk management, as well as policies and procedures governing third-party relationships from the point of selection through the life cycle of the business arrangement. The Bank develops and tests robust business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies.

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Introduction of New and Changes to Current Laws and Regulations

The financial services industry is highly regulated. TD's operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, changes to, or changes in interpretation or application of current laws and regulations, and issuance of judicial decisions. These adverse effects could also result from the fiscal, economic, and monetary policies of various regulatory agencies and governments in Canada, the U.S., the United Kingdom, and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete with their pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance. In addition to the adverse impacts described above, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation. The global anti-money laundering and economic sanctions landscape continues to experience regulatory change, with significant, complex new laws and regulations that have, or are anticipated to come into force in the short and medium-term in many of the jurisdictions in which the Bank operates. In addition, the global data and privacy landscape has and continues to experience regulatory change, with significant new legislation that has been passed and will be implemented in the near term in some of the jurisdictions in which the Bank does business and additional new legislation that is anticipated to come into force in the medium-term. In addition, despite the Bank's monitoring and evaluation of the potential impact of rules, proposals, consent orders and regulatory guidance, governments and regulators around the world may introduce, and the issuance of judicial decisions may result in, unanticipated new regulations that are applicable to the Bank. In Europe, there are a number of uncertainties in connection with the future of the United Kingdom and its relationship with the European Union, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to clients in the region. In addition, the Canadian Securities Administrators has proposed regulations relating to over-the-counter derivatives reform. The Bank is monitoring this regulatory initiative which, if implemented, could result in increased compliance costs, and compliance with these standards may impact the Bank's businesses, operations and results. Finally, in Canada, there are a number of government initiatives underway that could impact financial institutions, including regulatory initiatives with respect to payments evolution and modernization, open banking, consumer protection, protection of customer data, and anti-money laundering. In addition, changes relating to interchange in Canada, which will become effective May 2020, may impact the Bank's credit card businesses.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a U.S. federal law enacted in 2010, required significant structural reform to the U.S. financial services industry and affects every banking organization operating in the U.S., including the Bank. In general, in connection with Dodd-Frank the Bank could be negatively impacted by loss of revenue, limitations on the products or services it offers, and additional operational and compliance costs. Due to certain aspects with extraterritorial effect, Dodd-Frank also impacts the Bank's operations outside the U.S., including in Canada. Many parts of Dodd-Frank are in effect and others are in the implementation stage. Certain rules under Dodd-Frank and other regulatory requirements that impact the Bank include: the so-called "Volcker Rule", which generally restricts banking entities from engaging in proprietary trading and from sponsoring or holding ownership interests in or having certain relationships with certain hedge funds and private equity funds; capital planning and stress testing requirements for our top-tier U.S. intermediate holding company; stress testing requirement for TD Bank, N.A.; and various "enhanced prudential standards" under Federal Reserve regulations. The Bank has incurred, and will continue to incur, operational, capital, liquidity, and compliance costs, and compliance with these standards may impact the Bank's businesses, operations, and results in the U.S. and overall.

The current U.S. regulatory environment for banking organizations may be impacted by recent and future legislative or regulatory developments. For example, the recently enacted Economic Growth, Regulatory Relief and Consumer Protection Act (Reform Act) included modifications to the stress testing and other aspects of Dodd-Frank. In addition, the applicable U.S. Federal regulatory agencies have proposed and in some cases, adopted regulatory amendments to certain of these requirements, including with respect to the Volcker Rule regulations and capital planning and stress testing requirements. In October 2019, the Federal Reserve issued a final rule that implements the Reform Act's changes to the application of enhanced prudential standards with respect to U.S. and non-U.S. banking organizations (the "Tailoring Rule"). The Tailoring Rule delineates four categories of enhanced prudential standards applicable to non-U.S. banking organizations based on the risk profile of the organization, with most enhanced prudential standards applying only to non-U.S. banking organizations with combined U.S. assets of at least US$100 billion, such as the Bank, or to U.S. intermediate holding companies of non-U.S. banking organizations with total consolidated assets of at least US$100 billion, such as our top-tier U.S. intermediate holding company.

The ultimate consequences of these developments and their impact on the Bank remain uncertain and it remains unclear whether any other legislative or regulatory proposals relating to these requirements will be enacted or adopted.

Bank Recapitalization "Bail-In" Regime

In 2016, legislation to amend the Bank Act, the Canada Deposit Insurance Corporation Act (the "CDIC Act") and certain other federal statutes pertaining to banks to create a bank recapitalization or bail-in regime for D-SIBs, which include the Bank, was approved. In April 2018, the Government of Canada (GOC) published regulations under the CDIC Act and the Bank Act providing the final details of conversion and issuance regimes for bail-in instruments issued by D-SIBs (collectively, the Bail-in Regulations) which came into force in September 2018.

Pursuant to the CDIC Act, if the Superintendent is of the opinion that a D-SIB has ceased or is about to cease to be viable and its viability cannot be restored through the exercise of the Superintendent's powers, the GOC can, among other things, appoint the Canada Deposit Insurance Corporation (CDIC) as receiver of the Bank and direct CDIC to convert certain shares (including preferred shares) and liabilities of the Bank (including senior debt securities) into common shares of the Bank or any of its affiliates (a Bail-in Conversion). However, under the CDIC Act, the conversion powers of CDIC would not apply to shares and liabilities issued or originated before September 23, 2018 (the date on which the Bail-in Regulations came into force) unless, on or after such date, they are amended or in the case of liabilities, their term is extended.

The Bail-in Regulations prescribe the types of shares and liabilities that are subject to a Bail-in Conversion. In general, any senior debt securities with an initial or amended term-to-maturity greater than 400 days that are unsecured or partially secured and have been assigned a CUSIP, ISIN, or similar identification number are subject to a Bail-in Conversion. Shares, other than common shares, and subordinated debt, that are not NVCC instruments, are also subject to a Bail-in Conversion. However, certain other debt obligations of the Bank such as structured notes (as defined in the Bail-in Regulations), covered bonds, and certain derivatives are not subject to a Bail-in Conversion.

The bail-in regime could adversely affect the Bank's cost of funding.

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Regulatory Oversight and Compliance Risk

Our businesses are subject to extensive regulation and oversight. Regulatory change is occurring in all of the jurisdictions in which the Bank operates. Governments and regulators around the world have demonstrated an increased focus on conduct risk, data control, use and security, and on money laundering and terrorist financing risks and threats. As well, they have continued the trends towards establishing new standards and best practice expectations and a willingness to use public enforcement with fines and penalties when compliance breaches occur.

The Bank continually monitors and evaluates the potential impact of applicable regulatory developments (including rules, proposed rules, standards, and regulatory guidance). However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these developments by their respective effective dates, and also to the consideration of other governmental and regulator expectations, it is possible that the Bank may not be able to accurately predict the impact of final rules implementing such developments, the interpretation or enforcement actions taken by governments and regulators regarding such rules, or may not be able to develop or enhance the platforms, technology, or operational procedures and frameworks necessary to comply with, or adapt to, such rules or expectations in advance of their effective dates. This could require the Bank to take further actions or incur more costs than expected, and may expose the Bank to enforcement and reputational risk. Regulatory changes, as well as uncertainty surrounding the scope and requirements of the final rules implementing such changes, will continue to increase our compliance and operational risks and costs. In addition, if governments or regulators take formal enforcement action, rather than taking informal/supervisory actions, then, despite the Bank's risk management efforts, its operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results.

Also, it may be determined that the Bank has not adequately, completely or timely addressed regulatory developments or enforcement actions to which it is subject, in a manner which meets governmental or regulator expectations. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. In addition, public notifications of enforcement actions are becoming more prevalent which could negatively impact the Bank's reputation.

The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank's financial performance and its reputation.

Level of Competition and Disruptive Technology

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition can be influenced by many factors, including the Bank's reputation as well as the pricing, market differentiation, and overall customer experience of our products and services. Enhanced competition from incumbents and new entrants may impact the Bank's pricing of products and services and may cause us to lose revenue and/or market share. Increased competition requires us to make additional short and long-term investments to remain competitive and continue delivering differentiated value to our customers, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include the domestic institutions in jurisdictions outside of Canada or the U.S., or non-traditional providers (such as Fintech, big technology competitors) of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based services), without facing the same regulatory requirements or oversight. These third parties can seek to acquire customer relationships and disintermediate customers from their primary financial institution, which can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank's earnings. To mitigate these effects and identify how the changing landscape can enhance the Bank's value proposition, including delivering new revenue streams for the Bank and greater value for customers, stakeholders across each of the Bank's business segments constantly seek to understand and leverage emerging technologies and trends. This includes monitoring the competitive environment in which they operate and reviewing or amending their customer acquisition, management, and retention strategies as appropriate and building optionality and flexibility into the products and services offered to keep pace with evolving customer expectations. The Bank is committed to investing in differentiated and personalized experiences for its customers, putting a particular emphasis on mobile technologies, enabling customers to transact seamlessly across their preferred channels. The Bank is also advancing artificial intelligence (AI) capabilities, to help further inform our business decisions and risk management practices. While the Bank is seeking to drive adoption and use of AI in a responsible way, there is no assurance that AI will appropriately or sufficiently replicate certain outcomes or accurately predict future events or exposures. The Bank considers various options to accelerate innovation, including making strategic investments in innovative companies, exploring partnership opportunities, and experimenting with new technologies and concepts internally. Legislative or regulatory action relating to such new technologies could emerge and continue to evolve, potentially increasing compliance costs and risks.

OTHER RISK FACTORS

Legal Proceedings

The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties, including regulatory investigations and enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank's material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank's business, financial condition, results of operations, cash flows, capital and credit ratings; require material changes in the Bank's operations; result in loss of customers; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are often subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory investigations and enforcement proceedings related to its businesses and operations. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and there is no assurance that they will not pursue regulatory settlements or other enforcement actions against the Bank in the future. For additional information relating to the Bank's material legal proceedings, refer to Note 27 of the 2019 Consolidated Financial Statements.

Acquisitions

The Bank regularly explores opportunities to acquire other companies, or parts of their businesses, directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and other approvals,

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and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. If the Bank does not achieve its financial or strategic objectives of an acquisition, or if the Bank does not successfully complete an acquisition, there could be an impact on the Bank's financial performance and the Bank's earnings could grow more slowly or decline.

Ability to Attract, Develop, and Retain Key Executives

The Bank's future performance is dependent on the availability of qualified talent and the Bank's ability to attract, develop, and retain it. The Bank's management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. As a result, the Bank undertakes an annual talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Foreign Exchange Rates, Interest Rates, and Credit Spreads

Foreign exchange rate, interest rate, and credit spread movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada. A change in the level of interest rates, negative interest rates or a prolonged low interest rate environment affects the interest spread between the Bank's deposits and loans, and as a result, impacts the Bank's net interest income. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank's earnings. The Bank manages its structural foreign exchange rate, interest rate, and credit spread risk exposures in accordance with policies established by the Risk Committee through its Asset Liability Management framework, which is further discussed in the "Managing Risk" section of this document.

IBOR Transition

Various interest rates and other indices that are deemed to be "benchmarks" (including IBOR benchmarks) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) on July 27, 2017, indicating that the FCA would no longer compel banks to submit rates for the calculation of London Interbank Offered Rate post December 31, 2021, efforts to transition away from IBORs to alternative reference rates have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients, and the financial services industry. Moreover, the replacement of the IBORs or other benchmark rates could result in market dislocation and have other adverse consequences to market participants.

As the Bank has significant contractual rights, obligations and exposures referenced to IBOR benchmarks, discontinuance of, or changes to, benchmark rates could adversely affect our business and results of operations. The Bank has established an enterprise-wide, cross functional program to evaluate the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions.

In addition to operational challenges, there are also market risks that arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. The difference could result in different financial performance for previously-booked transactions, require different hedging strategies, or affect the Bank's capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank's clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

Accounting Policies and Methods Used by the Bank

The Bank's accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements, and therefore its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, of the 2019 Consolidated Financial Statements.

Environmental and Social Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns, including climate change, and related social risk within the scope of short-term and long-term cycles. The Bank is exposed to environmental and social risks both through its business and operations and through its clients and customers. Environmental and social risks may lead to potential losses, resulting from the Bank's direct and indirect impact on the environment and society, and the impact of environmental and social issues on TD (including climate change). Direct risks are associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, fleet, business operations, and associated services. Indirect risks are associated with environmental performance or environmental events, such as changing climate patterns that may have an impact on the Bank's retail customers and clients to whom the Bank provides financial services or in which the Bank invests. Environmental and related social risks are managed under the Bank's Environment Policy and through related business segment level policies and procedures across the enterprise. Additionally, emerging social risks are managed through governance forums, including Reputational Risk Committees (with the approach being reviewed, including at the policy level).

Climate change risk has emerged as one of the top environmental risks for the Bank as extreme weather events, shifts in climate norms, and the global transition to a low carbon economy risks increase and evolve. Related impacts may include strategic, financial, operational, legal, and reputational related risks for the Bank and its clients in climate sensitive sectors. The Bank continues to assess the potential impacts of climate change and related risks on its operations, lending portfolios, investments, and businesses.

The Bank is developing standardized methodologies and approaches for climate scenario analysis through participation in industry-wide working groups and is working to embed the assessment of climate-related risks and opportunities into relevant Bank processes.

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RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank's Enterprise Risk Framework (ERF) reinforces the Bank's risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank's strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank's risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within the Bank's risk appetite.

RISKS INVOLVED IN TD'S BUSINESSES

The Bank's Risk Inventory sets out the Bank's major risk categories and related subcategories to which the Bank's businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. The Bank's major risk categories are: Strategic Risk; Credit Risk; Market Risk; Operational Risk; Model Risk; Insurance Risk; Liquidity Risk; Capital Adequacy Risk; Legal, Regulatory Compliance and Conduct Risk; and Reputational Risk.

RISK APPETITE

The Bank's RAS is the primary means used to communicate how the Bank views risk and determines the type and amount of risk it is willing to take to deliver on its strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, purpose, strategy, shared commitments, risk philosophy, and capacity to bear risk. The core risk principles for the Bank's RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not 'bet the Bank' on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

The Bank considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. The Bank's RAS describes, by major risk category, the Bank's risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on the Bank's RAS measures. The function also monitors and evaluates the effectiveness of these practices and measures. Compliance with RAS principles and measures is reported regularly to senior management, the Board, and the Risk Committee; other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management's performance against the Bank's RAS measures.

RISK CULTURE

The Bank's risk culture starts with the "tone at the top" set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), and is supported by its vision, purpose, and shared commitments. These governing objectives describe the behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. The Bank's risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. The Bank's employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of the Bank's risk culture. The Bank's Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. The Bank's desired risk culture is reinforced by linking compensation to management's performance against the Bank's risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management's performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee, and is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.

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In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides objective oversight and independent challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of the Bank's RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the Bank's risk culture by increasing the knowledge and understanding of the Bank's expectations for risk taking.

WHO MANAGES RISK

The Bank's risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk control within each business segment. Under the Bank's approach to risk governance, a "three lines of defence" model is employed, in which the first line of defence are the risk owners, the second line provides risk oversight, and the third line is internal audit.

The Bank's risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. The Bank's overall risk and control oversight is provided by the Board and its committees. The CEO and SET determine the Bank's long-term direction which is then carried out by business segments within the Bank's risk appetite. Risk Management, headed by the Group Head and CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.

The Bank has a robust subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank's risk governance structure is illustrated in the following figure.

RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank's strategic direction, the implementation of an effective risk culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, the Audit, Risk, Corporate Governance, and Human Resources Committees. The Board reviews and approves the Bank's RAS and related measures annually, and monitors the Bank's risk profile and performance against risk appetite measures.

The Audit Committee

The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of the Bank's Global Anti-Money Laundering (GAML) group, Compliance group, and Internal Audit.

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The Risk Committee

The Risk Committee is responsible for reviewing and recommending TD's RAS for approval by the Board annually. The Risk Committee oversees the management of TD's risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD's risk appetite, and monitors the management of risks and risk trends.

The Human Resources Committee

The Human Resources Committee, in addition to its other responsibilities, satisfies itself that Human Resources risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank's business objectives.

The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board for approval corporate governance guidelines, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank, and also acts as the conduct review committee for the Bank, including providing oversight of conduct risk.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank's long-term strategic direction and also develop and recommend for Board approval TD's risk appetite. The SET members set the "tone at the top" and manage risk in accordance with the Bank's risk appetite while considering the impact of emerging risks on the Bank's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO determines the Bank's Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•

ALCO – chaired by the Group Head and Chief Financial Officer (CFO), the Asset/Liability and Capital Committee (ALCO) oversees directly and through its standing subcommittees (the Enterprise Capital Committee (ECC) and Global Liquidity Forum (GLF)) the management of the Bank's consolidated non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	OROC – chaired by the Group Head and CRO, the Operational Risk Oversight Committee (OROC) oversees the identification, monitoring, and control of key risks within the Bank's operational risk profile.
•

Disclosure Committee – chaired by the Group Head and CFO, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators with respect to public disclosure, shareholders, and the market.

•	ERRC – chaired by the Group Head and CRO, the Enterprise Reputational Risk Committee (ERRC) oversees the management of reputational risk within the Bank's risk appetite.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control including the setting of risk strategy and policy to manage risk in alignment with the Bank's risk appetite and business strategy. Risk Management's primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with the Bank's risk appetite and monitors and reports on existing and emerging risks and compliance with the Bank's risk appetite. The CRO leads and directs a diverse team of risk management professionals organized to oversee risks arising from each of the Bank's major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC, and approved by the CEO, to align with the Bank's risk appetite and manage risk within approved risk limits.

Internal Audit

The Bank's internal audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank's risk management, internal control, and governance processes.

Compliance

The Compliance Department is responsible for fostering a culture of integrity, ethics, and compliance throughout the Bank; delivering independent regulatory compliance and conduct risk management and oversight throughout the Bank globally to protect its reputation and operate within its risk appetite; and assessing the adequacy of, adherence to, and effectiveness of the Bank's Regulatory Compliance Management controls, enterprise-wide.

Global Anti-Money Laundering

The GAML Department is responsible for Anti-Money Laundering, Anti-Terrorist Financing, Economic Sanctions, and anti-bribery/anti-corruption regulatory compliance and prudential risk management across the Bank in alignment with enterprise policies so that the money laundering, terrorist financing, economic sanctions, and bribery/corruption risks are appropriately identified and mitigated.

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Three Lines of Defence

In order to further the understanding of responsibilities for risk management, the Bank employs the following "three lines of defence" model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL

• Own, identify, manage, measure, and monitor current and emerging risks in day-to-day activities, operations, products, and services.

• Design, implement, and maintain appropriate mitigating controls, and assess the design and operating effectiveness of those controls.

• Assess activities to maintain compliance with applicable laws and regulations.

• Monitor and report on risk profile to ensure activities are within TD's risk appetite and policies.

• Implement risk-based approval processes for all new products, activities, processes, and systems.

• Escalate risk issues and develop and implement action plans in a timely manner.

• Deliver training, tools, and advice to support its accountabilities.

• Promote a strong risk management culture.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE

• Establish and communicate enterprise governance, risk, and control strategies, frameworks, and policies.

• Provide oversight and independent challenge to the first line through an effective objective assessment, that is evidenced and documented where material, including:

–  Challenge the quality and sufficiency of the first line's risk activities;

–  Identify and assess current and emerging risks and controls, using a risk-based approach, as appropriate;

–  Monitor the adequacy and effectiveness of internal control activities;

–  Review and discuss assumptions, material risk decisions and outcomes; and

–  Aggregate and share results across business lines and control areas to identify similar events, patterns, or broad trends.

• Identify and assess, and communicate relevant regulatory changes.

• Develop and implement risk measurement tools so that activities are within TD's Risk Appetite.

• Monitor and report on compliance with TD's Risk Appetite and policies.

• Escalate risk issues in a timely manner.

• Report on the risks of the Bank on an enterprise-wide and disaggregated level to the Board and/or Senior Management, independently of the business lines or operational management.

• Provide training, tools, and advice to support the first line in carrying out its accountabilities.

• Promote a strong risk management culture.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD's ERF is designed and operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.

In support of a strong risk culture, the Bank applies the following principles in governing how it manages risks:

•

Enterprise-Wide in Scope – Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings to the extent they may impact the Bank, and all boundaries both geographic and regulatory.

•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into the Bank's daily routines, decision-making, and strategy formulation.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

The Bank's comprehensive and proactive approach to risk management is comprised of four processes: risk identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and emerging risks from the changing environment. The Bank's objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, the Bank's Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of the Bank's risk management process. The Bank's risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires business segments and corporate oversight functions to assess key risks and internal controls through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether the Bank's internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

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Risk Control

The Bank's risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect its risk appetite and risk tolerances.

The Bank's approach to risk control also includes risk and capital assessments to appropriately capture key risks in its measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank's ICAAP and related economic capital practices. The Bank's performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against its risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank's risk profile.

Stress Testing

Stress testing is an integral component of the Bank's risk management framework and serves as a key component of the Bank's capital, strategic and financial planning processes. Stress testing at the Bank comprises of an annual enterprise-wide stress test, featuring a range of severities, prescribed regulatory stress tests in multiple jurisdictions for various legal entities and various ad-hoc stress tests. The results of these stress tests enable management to assess the impact of geopolitical events and changes to economic and other market factors on the Bank's financial condition including liquidity and capital adequacy. These exercises also compliment the identification and quantification of vulnerabilities, the monitoring of changes in risk profile, the establishment of risk appetite limits and assessing the impact of strategic business decisions and potential management actions.

The Bank utilizes a combination of quantitative modelling and qualitative approaches to estimate the impact on the Bank's performance under both potential and hypothetical stress situations. Stress testing engages senior management across the lines of business, Finance, TBSM, Economics, and Risk Management. Oversight committees range from those at the individual segment/business level to the Bank's Risk Committee of the Board. The results of stress tests are submitted, disclosed or shared with regulators as required or requested.

Enterprise-Wide Stress Testing

The Bank conducts an annual EWST as part of a comprehensive strategic, financial, and capital planning exercise that is a key component of the ICAAP framework and assists in validating the risk appetite of the Bank. The program is subject to a well-defined and rigorous governance structure that facilitates oversight and engagement throughout the organization. The Bank's EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on the balance sheet, income statement, capital, liquidity, and leverage. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities and changes to the risk profile of the Bank Stress scenarios are developed with consideration of the Bank's key business activities, exposures and vulnerabilities. The scenarios cover a wide variety of risk factors meaningful to the Bank's risk profile in both the North American and global economies including unemployment, GDP, home prices, and interest rates. As part of its 2019 program, the Bank developed and assessed two internally generated macroeconomic stress scenarios. One scenario was a repeatable scenario calibrated to historical recessions in Canada and the U.S. and is used to evaluate downside risks. The second scenario was an extremely high severity, low probability scenario targeted towards stressing TD-specific risks and vulnerabilities in support of the ICAAP. The assessment of the scenarios concluded that the Bank operates within risk appetite and has sufficient capital to withstand severe, but plausible, stress conditions.

Other Stress Tests

Stress tests are also conducted on certain legal entities and jurisdictions, in line with prescribed regulatory requirements. The Bank's U.S.-based operating bank subsidiaries' capital planning process includes activities and results from OCC Dodd-Frank Act stress testing requirements. The Bank's U.S. holding company capital planning process includes the stress testing activities and results from the Federal Reserve Board's capital plan rule and related Comprehensive Capital Analysis and Review (CCAR) requirements. In addition, certain Bank subsidiaries in the Netherlands, Ireland, and the United Kingdom conduct stress testing exercises as part of their respective Internal Capital Adequacy Assessment programs. The Bank undertakes other internal and regulatory based stress tests including but not limited to liquidity and market, which are detailed in the respective sections.

The Bank also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies, as required. In addition, the Bank conducts ad-hoc stress tests, which include enterprise or targeted portfolio testing, to evaluate potential vulnerabilities to specific changes in economic and market conditions.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from the choice of sub-optimal or ineffective strategies, the improper implementation of chosen strategies, choosing not to pursue certain strategies, or a lack of responsiveness to changes in the business environment. Strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy and Decision Support group, under the leadership of the Group Head and CFO, is charged with developing the Bank's overall long-term strategy and shorter-term strategic priorities with input and support from senior executives across the Bank.

Each member of the SET is responsible for establishing and managing long-term strategy and shorter-term priorities for their areas of responsibility (business segment or corporate function), and for ensuring such strategies are aligned with the Bank's overall long-term strategy and short-term strategic priorities, and within the enterprise risk appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business strategies.

The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank's strategies, identifying the risks within those strategies, and explaining how those risks are managed.

The ERMC oversees the identification and monitoring of significant and emerging risks related to the Bank's strategies and seeks to ensure that mitigating actions are taken where appropriate.

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HOW TD MANAGES STRATEGIC RISK

The Bank's enterprise-wide strategies and operating performance, and the strategies and operating performance of significant business segments and corporate functions, are assessed regularly by the CEO and the members of the SET through an integrated financial and strategic planning process, operating results reviews and strategic business plans.

The Bank's RAS establishes strategic risk measures at the enterprise and business segment-level.

The Bank's annual integrated financial and strategic planning process establishes enterprise and segment-level long-term and shorter-term strategies that are within the risk appetite, and evaluates concurrence among strategies.

Operating results reviews are conducted on a periodic basis during the year to monitor segment-level performance against the integrated financial and strategic plan. These reviews include an evaluation of the long-term strategy and short-term strategic priorities of each business segment, including but not limited to: the operating environment, competitive position, performance assessment, initiatives for strategy execution and key business risks. The frequency of the operating results reviews depends on the risk profile and size of the business segment or corporate function.

Strategic business plans are prepared at the business line-level; business lines are subsets of business segments. The plans assess the strategy for each business line, including but not limited to: vision, current position, key operating trends, long-term strategy, target metrics, key risks and mitigants, and alignment with enterprise strategy and risk appetite. The frequency of preparation depends on the risk profile and size of the business line.

The Bank's strategic risk, and adherence to its risk appetite, is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, material acquisitions are assessed for their fit with the Bank's strategy and risk appetite in accordance with the Bank's Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, Financial Instruments: Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2019 and 2018. Effective November 1, 2017, the Bank adopted IFRS 9, which replaced the guidance in IAS 39. Refer to Notes 2 and 3 of the 2019 Consolidated Financial Statements for a summary of the Bank's accounting policies and significant accounting judgments, estimates, and assumptions as it relates to IFRS 9.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank's primary objective is to be methodical in its credit risk assessment so that the Bank can understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank's strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but also report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management's approval for credit decisions beyond its discretionary authority.

Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.

The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.

HOW TD MANAGES CREDIT RISK

The Bank's Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's risk appetite for credit risk.

Credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit are centrally approved by Risk Management, and the Board where applicable.

Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In the Bank's Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported and larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management.

The Bank's Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate the associated risk management. Risk ratings are also used to determine the amount of credit exposure the Bank is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank's credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has credit exposure in a number of countries, with

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the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of the Bank's credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to provide for a diversified loan portfolio and to reduce the risk of undue concentration. The Bank manages this risk using limits based on an internal risk rating score that combines TD's industry risk rating model and industry analysis, and regularly reviews industry risk ratings to assess whether internal ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as "entity risk". All entity risk is approved by the appropriate decision-making authority using limits based on the entity's borrower risk rating (BRR) and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate borrower-specific exposure as part of its portfolio risk management techniques.

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.

Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel AIRB Approach for credit risk, effective November 1, 2007. The Bank uses the AIRB Approach for all material portfolios, except in the following areas:

•	TD has approved exemptions to use Standardized Approach (SA) for some credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•

Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB Approach. The non-retail portfolio in the U.S. Retail segment continues to use SA while working to achieve regulatory approval to transition to the AIRB Approach.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank's 2019 Consolidated Financial Statements. The Bank's credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters:

•	Probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon.
•	Loss given default (LGD) – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD).
•	EAD – the total amount the Bank is exposed to at the time of default.

By applying these risk parameters, the Bank can measure and monitor its credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types.

Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default. PD, LGD, and EAD models are calibrated using established statistical methods, such as logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account's previous history and current status; an account's age on book; a customer's credit bureau attributes; and a customer's other holdings with the Bank, and macroeconomic inputs, such as unemployment rate. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer's equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The risk discriminative and predictive power of the Bank's retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation as outlined in the "Model Risk Management" section of this disclosure.

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Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.24 18.25 to 99.99
Default	9	100.00

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a BRR and facility risk rating (FRR). The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994-2018, covering both wholesale and commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and allowance for credit losses.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower's competitive position, financial performance, economic, and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgment, as prescribed within the Bank's credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach. TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgment to the quantitative LGD scale.

The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery. To reflect this, calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 64

by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.

BRR up to one-year prior to default remains a predictor for UGD. Average UGD estimates are calibrated by BRR.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore the UGDs are set at the average calibrated level, by BRR, plus an appropriate adjustment for statistical and model uncertainty.

Credit Risk Exposures Subject to the Standardized Approach

Currently SA to credit risk is used primarily for assets in the U.S. non-retail credit portfolio. The Bank is currently in the process of transitioning this portfolio to the AIRB Approach, subject to regulatory approval. Under SA, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. The Bank uses external credit ratings, including Moody's and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

The Bank applies the following risk weights to on-balance sheet exposures under SA:

Sovereign	0%[1]
Bank	20%[1]

Corporate	100%

[1]	The risk weight may vary according to the external risk rating.

Lower risk weights apply where approved credit risk mitigants exist. Non-retail loans that are more than 90 days past due receive a risk weight of 150%. For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Bank uses the SA-CCR to calculate the EAD amount, which is defined by OSFI as a multiple of the summation of replacement cost and potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Control group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as ongoing stress testing to identify and quantify exposure to extreme events. The Bank establishes various limits, including gross notional limits, to manage business volumes and concentrations. It also regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank's market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral pledging and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2019, after taking into account risk mitigation strategies, the Bank does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank's credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank's Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

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Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank's own assessment of the borrower's or counterparty's credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by the Bank's counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to the AIRB approach, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. AVMs are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third-party appraisals.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 43: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based Approaches1

(millions of Canadian dollars)					As at
		October 31, 2019			October 31, 2018
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,380	$386,840	$391,220	$3,091	$371,450	$374,541
Qualifying revolving retail	–	131,863	131,863	–	112,388	112,388

Other retail	8,015	84,658	92,673	12,835	80,513	93,348
Total retail	12,395	603,361	615,756	15,926	564,351	580,277
Non-retail
Corporate	135,283	401,096	536,379	132,030	346,751	478,781
Sovereign	104,412	140,304	244,716	95,411	136,951	232,362

Bank	18,165	118,418	136,583	18,019	110,295	128,314

Total non-retail	257,860	659,818	917,678	245,460	593,997	839,457
Gross credit risk exposures	$270,255	$1,263,179	$1,533,434	$261,386	$1,158,348	$1,419,734

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

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Other Credit Risk Exposures

Non-trading Equity Exposures

The Bank's non-trading equity exposures are at a level that represents less than 5% of the Bank's combined Tier 1 and Tier 2 Capital. As a result, the Bank uses OSFI-prescribed risk weights to calculate RWA on non-trading equity exposures.

Securitization Exposures

Effective November 1, 2018, the Bank applies risk weights to all securitization exposures under the revised securitization framework published by the BCBS. The revised securitization framework includes a revised hierarchy to determine capital treatment, and preferential capital treatment for transactions that meet the simple, transparent, and comparable requirements.

For externally rated exposures, the Bank uses an External Ratings Based Approach (SEC-ERBA). Risk weights to exposures are assigned using external ratings by external rating agencies, including Moody's and S&P. The SEC-ERBA also takes into account additional factors, including the type of the rating (long-term or short-term), maturity, and the seniority of the position.

For exposures that are not externally rated and are held by an ABCP issuing conduit, the Bank uses the Internal Assessment Approach (IAA).

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody's and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank's IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies' published stressed factor requirements for equivalent external ratings by asset class. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

For exposures that are not externally rated and are not held by an ABCP-issuing conduit, the Bank uses the Standardized Approach (SEC-SA). Under SEC-SA, the primary factors that determine the risk weights include the asset class of the underlying loans, the seniority of the position, the level of credit enhancements, and historical delinquency rates.

Irrespective of the approach being used to determine the risk weights, all exposures are assigned an internal risk rating based on the Bank's assessment, which must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank's internal rating process is subject to all of the key elements and principles of the Bank's risk governance structure, and is managed in the same way as outlined in this "Credit Risk" section.

The Bank uses the results of the internal rating in all aspects of its credit risk management, including performance tracking, control mechanisms, and management reporting.

Market Risk

Trading Market Risk is the risk of loss in financial instruments held in trading positions due to adverse movements in market factors. These market factors include interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and their respective volatilities.

Non-Trading Market Risk is the risk of loss on the balance sheet or volatility in earnings from non-trading activities such as asset-liability management or investments, due to adverse movements in market factors. These market factors are predominantly interest rate, credit spread, foreign exchange rates and equity prices.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. In the Bank's trading and investment portfolios, it is an active participant in the market, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank's non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank's customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2019, using the Internal Models Approach.

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MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 44:  MARKET RISK LINKAGE TO THE BALANCE SHEET1

(millions of Canadian dollars)									As at
	October 31, 2019				October 31, 2018
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$25,583	$215	$25,368	$–	$30,720	$729	$29,991	$–	Interest rate
Trading loans, securities, and other	146,000	143,342	2,658	–	127,897	125,437	2,460	–	Interest rate
Non-trading financial assets at fair value through profit or loss	6,503	–	6,503	–	4,015	–	4,015	–	Equity, foreign exchange, interest rate
Derivatives	48,894	45,716	3,178	–	56,996	53,087	3,909	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,040	–	4,040	–	3,618	–	3,618	–	Interest rate
Financial assets at fair value through other comprehensive income	111,104	–	111,104	–	130,600	–	130,600	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	130,497	–	130,497	–	107,171	–	107,171	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	165,935	4,843	161,092	–	127,379	3,920	123,459	–	Interest rate
Loans, net of allowance for loan losses	684,608	–	684,608	–	646,393	–	646,393	–	Interest rate
Customers' liability under acceptances	13,494	–	13,494	–	17,267	–	17,267	–	Interest rate
Investment in TD Ameritrade	9,316	–	9,316	–	8,445	–	8,445	–	Equity
Other assets[2]	1,774	–	1,774	–	1,751	–	1,751	–	Interest rate

Assets not exposed to market risk	67,542	–	–	67,542	72,651	–	–	72,651
Total Assets	$1,415,290	$194,116	$1,153,632	$67,542	$1,334,903	$183,173	$1,079,079	$72,651
Liabilities subject to market risk
Trading deposits	$26,885	$10,182	$16,703	$–	$114,704	$6,202	$108,502	$–	Interest rate
Derivatives	50,051	45,361	4,690	–	48,270	44,119	4,151	–	Equity foreign exchange, interest rate
Securitization liabilities at fair value	13,058	13,058	–	–	12,618	12,618	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	105,131	9	105,122	–	16	2	14	–	Interest rate
Deposits	886,977	–	886,977	–	851,439	–	851,439	–	interest rate, foreign exchange
Acceptances	13,494	–	13,494	–	17,269	–	17,269	–	Interest rate
Obligations related to securities sold short	29,656	28,419	1,237	–	39,478	37,323	2,155	–	Interest rate
Obligations related to securities sold under repurchase agreements	125,856	2,973	122,883	–	93,389	3,797	89,592	–	Interest rate
Securitization liabilities at amortized cost	14,086	–	14,086	–	14,683	–	14,683	–	Interest rate
Subordinated notes and debentures	10,725	–	10,725	–	8,740	–	8,740	–	Interest rate
Other liabilities[2]	17,597	–	17,597	–	16,134	–	16,134	–	Equity, Interest rate

Liabilities and Equity not exposed to market risk	121,774	–	–	121,774	118,163	–	–	118,163
Total Liabilities and Equity	$1,415,290	$100,002	$1,193,514	$121,774	$1,334,903	$104,061	$1,112,679	$118,163

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Relates to retirement benefits, insurance, and structured entity liabilities.

MARKET RISK IN TRADING ACTIVITIES

The overall objective of the Bank's trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank's trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during the year ended October 31, 2019.

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HOW TD MANAGES MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank's risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with the Bank's Risk Appetite for trading market risk.

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with its trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the year ending October 31, 2019, there were 20 days of trading losses and trading net revenue was positive for 92% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 69

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. In 2019, the Bank implemented a modification to improve historical equity volatility data used in VaR calculations.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2019, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

The following table presents the end of year, average, high, and low usage of TD's portfolio metrics.

 TABLE 45:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	2019				2018
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$8.6	$9.4	$17.2	$4.3	$14.2	$14.0	$25.7	$5.3
Credit spread risk	13.8	13.2	22.5	7.5	17.2	11.8	18.2	7.7
Equity risk	7.1	6.5	11.5	3.6	6.1	7.2	12.9	4.0
Foreign exchange risk	4.3	4.7	10.2	1.0	8.7	4.4	8.7	2.2
Commodity risk	2.2	2.1	4.8	1.0	3.0	2.6	6.8	1.3
Idiosyncratic debt specific risk	16.5	15.6	23.5	10.6	17.2	16.5	22.4	11.3

Diversification effect[1]	(32.1)	(30.3)	n/m2	n/m	(41.9)	(32.7)	n/m	n/m
Total Value-at-Risk (one-day)	20.4	21.2	31.8	13.6	24.5	23.8	33.1	16.9
Stressed Value-at-Risk (one-day)	51.5	47.9	84.4	33.4	54.2	49.8	84.8	28.8
Incremental Risk Capital Charge (one-year)	230.7	225.0	279.6	173.1	237.1	205.8	269.8	156.2

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR decreased year-over-year driven by changes in exposures to interest rate risk. Average Stressed VaR decreased year-over-year from changes in government and financial bond positions.

Average IRC increased year-over-year due to positions in Canadian banks and provinces.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to verify that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank's trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe, but plausible, hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, and the Brexit referendum of June 2016.

Stress tests are produced and reviewed regularly with the Market Risk Control Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in its remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

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Asset/Liability Management

Asset/liability management deals with managing the market risks of TD's traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and high-quality liquid assets (HQLA). Such structural market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The TBSM group measures and manages the market risks of the Bank's non-trading banking activities, with oversight from the ALCO, which is chaired by the Group Head and CFO, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

HOW TD MANAGES ITS ASSET AND LIABILITY POSITIONS

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and generate losses without providing long run expected value. As a result, TBSM's mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank's net interest income and economic value that is consistent with the Bank's RAS.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Interest rate risk management is designed to ensure that earnings are stable and predictable over time. The Bank has adopted a disciplined hedging approach to manage the net interest income contribution from its asset and liability positions, including an assigned target-modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

•

Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;

•	Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.

The Bank is exposed to interest rate risk when asset and liability principal and interest cash flows, determined using contractual cash-flows and the target-modeled maturity profile for non-maturity products, have different interest payment or maturity dates. These are called "mismatched positions" and impact the Bank's earnings when its interest-sensitive assets and liabilities reprice as interest rates change and when there are: final maturities, normal amortizations, or option exercises (such as prepayment, redemption, or conversion).

The Bank's exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate "shock" scenarios. Two of the measures used are Net Interest Income Sensitivity (NIIS) and Economic Value at Risk (EVaR). NIIS is defined as the change in net interest income over the next twelve months resulting from mismatched positions for an immediate and sustained 100 bps interest rate shock. NIIS measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next twelve-month period and reflects how the Bank's net interest income will change over that period from the effect of the interest rate shock on the mismatched positions. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

To the extent that interest rates are sufficiently low and in cases where it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and NIIS exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rates do not become negative.

The methodology used to calculate NIIS and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing, or management actions in response to changes in market conditions.

The Bank policy as approved by the Risk Committee sets overall limits on EVaR and NIIS which are linked to capital and net interest income, respectively. These limits are consistent with the Bank's enterprise risk appetite and are periodically reviewed and approved by the Risk Committee. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits, if any, are escalated to both the ALCO and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM's management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for NIIS and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits, if any, are escalated to the ALCO in a timely manner.

The interest rate risk and other exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. The Bank projects future cash flows by looking at the impact of:

•	A target interest sensitivity profile for its non-maturity assets and liabilities;
•	A target investment profile on its net equity position; and
•	Liquidation assumptions on mortgages other than from embedded prepayment options.

The Bank also measures its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgment. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

The objective of portfolio management within the closed-cash-flow book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose the Bank to a significant financial risk. To manage these exposures the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option.

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•

Rate Commitments: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers' propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.

•

Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by factors, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments, and HQLA. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2019, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $413 million (October 31, 2018 – $238 million decrease) after tax. An immediate and sustained 100 bps decrease in interest rates would have decreased the economic value of shareholders' equity by $418 million (October 31, 2018 – $2 million increase) after tax.

The interest rate exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where the Bank has material exposure.

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TABLE 46:  SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY

(millions of Canadian dollars)		October 31, 2019		October 31, 2018
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(39)	$(43)	$(41)	$(17)

U.S. dollar	(374)	(375)	(197)	19
	$(413)	$(418)	$(238)	$2

For the NIIS measure (not shown on the graph), a 100 bps increase in interest rates on October 31, 2019, would have decreased pre-tax net interest income by $171 million (October 31, 2018 – $73 million decrease) in the next twelve months due to the mismatched positions. A 100 bps decrease in interest rates on October 31, 2019, would have decreased pre-tax net interest income by $73 million (October 31, 2018 – $114 million decrease) in the next twelve months due to the mismatched positions. Reported NIIS remains consistent with the Bank's risk appetite and within established Board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 47:  SENSITIVITY OF PRE-TAX NET INTEREST INCOME SENSITIVITY BY CURRENCY

(millions of Canadian dollars)		October 31, 2019		October 31, 2018
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(103)	$103	$(49)	$49

U.S. dollar	(68)	(176)	(24)	(163)
	$(171)	$(73)	$(73)	$(114)

Future Changes in Interest Rate Risk Measures

In April 2016, the BCBS published a new Standard on Interest Rate Risk in the Banking Book (IRRBB) as an update to the Committee's 2004 publication, to reflect changes in market, methodology and supervisory practices regarding the measurement of IRRBB. OSFI issued a revised Interest Rate Risk Management Guideline (B-12) in May 2019 that largely aligns with the BCBS Standard. The new regulatory guideline prescribes IRRBB measures, standardized stress scenarios, and enhancements to governance and modelling. The Bank will adopt these new standards by January 1, 2020 for reporting in the first quarter of 2020.

As a result, the currently reported EVaR measure will be replaced by an Economic Value of Equity (EVE) measure. The primary difference will be the exclusion of an assumed equity profile. In addition, the Bank's reported NIIS measurement approach will be modified to align with IRRBB requirements and reflect the Bank's earnings risk from fluctuations in interest rates.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk primarily from its investments in foreign operations. When the Bank's foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net income and shareholders' equity, and also its capital ratios.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA denominated in a foreign currency. If the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Other Non-Trading Market Risks

Other market risks monitored on a regular basis include:

•	Basis Risk – The Bank is exposed to risks related to the difference in various market indices.
•

Equity Risk – The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff. The Bank is also exposed to non-trading equity price risk primarily from its share-based compensation plans where certain employees are awarded share units equivalent to the Bank's common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash. Changes in the Bank's share price can impact non-interest expenses. The Bank uses derivative instruments to manage its non-trading equity price risk.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high-quality, low-risk securities in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank's investment portfolio.

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WHY NET INTEREST MARGIN FLUCTUATES OVER TIME

As previously noted, the Bank's approach to asset/liability management is to ensure that earnings are stable and predictable over time, regardless of cash flow mismatches and the exercise of options granted to customers. This approach also creates margin certainty on fixed rate loans and deposits as they are booked. Despite this approach however, the Bank's net interest margin on average earning assets is subject to change over time for the following reasons (among others):

•	Differences in margins earned on new and renewing products relative to the margin previously earned on matured products;
•	The weighted-average margin on average earning assets will shift as the mix of business changes;
•	Changes in the basis between the Prime Rate and the Bankers' Acceptance rate, or the Prime Rate and the London Interbank Offered Rate; and/or
•	The lag in changing product prices in response to changes in wholesale rates.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach to managing these factors tends to moderate their impact over time, resulting in a more stable and predictable earnings stream.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk but excludes strategic and reputational risk.

Operational risk is inherent in all of the Bank's business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in financial loss (direct or indirect), reputational harm, or regulatory censure and penalties.

The Bank actively mitigates and manages operational risk in order to create and sustain shareholder value, successfully execute the Bank's business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

In fiscal 2019, operational risk losses remain within the Bank's risk appetite. Refer to Note 27 of the 2019 Consolidated Financial Statements for further information on material legal or regulatory actions.

WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that owns and maintains the Bank's Operational Risk Management Framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, and report operational risk. Operational Risk Management is designed to ensure that there is appropriate monitoring and reporting of the Bank's operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.

In addition to the framework, Operational Risk Management owns and maintains, or has oversight of the Bank's operational risk policies. These policies govern the activities of the corporate areas responsible for the management and appropriate oversight of business continuity and crisis management, third-party management, data management, financial crime and fraud management, project management, and technology and cyber security management. Examples of operational risks that are owned and maintained by another function, but over which Operational Risk Management has oversight, include fraud risk management, third-party management, and project management.

The senior management of individual business units and corporate areas is responsible for the day-to-day management of operational risk following the Bank's established operational risk management framework and policies and the three lines of defence model. An independent risk management oversight function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

HOW TD MANAGES OPERATIONAL RISK

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the operational risk appetite, governance processes, and policies. The Operational Risk Management Framework supports alignment with the Bank's ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area's operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal controls are one of the primary methods of safeguarding the Bank's employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank's policies.

Operational Risk Event Monitoring

In order to reduce the Bank's exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank's policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to facilitate the Bank's analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks itself against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

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Scenario Analysis

Scenario Analysis is a systematic and repeatable process used to assess the likelihood and loss impact for significant and infrequent operational risk events (tail risks). The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank's operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of new scenarios and risk mitigation action plans to minimize tail risk.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.

Insurance

TD's Corporate Insurance team, with oversight from TD Risk Management, utilizes insurance and other risk transfer arrangements to mitigate and reduce potential future losses related to operational risk. Risk Management includes oversight of the effective use of insurance aligned with the Bank's risk management strategy and risk appetite. Insurance terms and provisions, including types and amounts of coverage, are regularly assessed so that the Bank's tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of the Bank's risk to third parties where appropriate. The Bank transacts with external insurers that satisfy its minimum financial rating requirements.

Technology and Cyber Security

Virtually all aspects of the Bank's business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities. The Bank manages these risks to support adequate and proper day-to-day operations; and protect against unauthorized access of the Bank's technology, infrastructure, systems, information, or data. To achieve this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs and industry-accepted cyber threat management practices to enable rapid detection and response. The Bank's Cybersecurity Subcommittee provides dedicated senior executive oversight, direction and guidance regarding managing of risk relating to cybersecurity, including cyber terrorism and activism, cyber fraud, extortion and theft, as well as, identity and data theft. The Cybersecurity Subcommittee endorses actions and makes recommendations to the CEO and the ERMC as appropriate, including in some instances, supporting onward recommendations to the Risk Committee. Together with the Bank's operational risk management framework, technology and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.

Data Management

The Bank's data is a strategic asset that is governed and managed to preserve value and support business objectives. Inconsistent data governance and management practices may compromise the Bank's data and information assets which could result in financial and reputational impacts. The Bank's Office of the Chief Data Officer (OCDO), Corporate and Technology partners develop and implement enterprise wide standards and practices that describe how data and information assets are managed, governed, used, and protected.

Business Continuity and Crisis Management

The Bank maintains an enterprise-wide Business Continuity and Crisis Management Program that supports management's ability to operate the Bank's businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to facilitate the continuity and recovery of business operations. The Bank's Program is supported by formal crisis management measures so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.

Third-Party Management

A third-party supplier/vendor is an entity that supplies a particular product or service to or on behalf of the Bank. While these relationships bring benefits to the Bank's businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and provide an appropriate level of risk management and senior management oversight which is appropriate to the size, risk, and criticality of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank's Enterprise Project Delivery Excellence Group. This approach involves senior management governance and oversight of the Bank's project portfolio and leverages leading industry practices to guide the Bank's use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime and Fraud Management

The Bank develops and implements enterprise-wide financial crime and fraud management strategies, policies, and practices. The Bank employs prevention, detection and monitoring capabilities to strengthen the Bank's defences and enhance governance, oversight, and collaboration across the enterprise to protect customers, shareholders, and employees from increasingly sophisticated financial crimes and fraud.

Operational Risk Capital Measurement

The Bank's operational risk capital is determined using the AMA, a risk-sensitive capital model, along with the standardized approach (TSA). OSFI approved the Bank to use AMA in the third quarter of 2016. Entities not reported under AMA, use TSA methodology. Effective the first quarter of 2019, all entities are reported under AMA.

The Bank's AMA Capital Model uses a Loss Distribution Approach (LDA) and incorporates Internal Loss Data and Scenario Analysis results. External Loss Data is indirectly considered through the identification and assessment of Scenario Analysis estimations. Business, Environment and Internal Control Factors (BEICF) are used as a post-model adjustment to capital estimates to reflect forward-looking indicators of risk exposure.

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The Bank's AMA model includes the incorporation of a diversification benefit, which considers correlations across risk types and business lines as extreme loss events may not occur simultaneously across all categories. The capital is estimated at the 99.9% confidence level.

Although the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements to provide additional protection from loss, the Bank's AMA model does not consider risk mitigation through insurance.

Model Risk

Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and other estimation approaches and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.

WHO MANAGES MODEL RISK

Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee of the Board, and regulators on the state of model risk at TD and alignment with the Bank's Model Risk Appetite. The Risk Committee of the Board approves the Bank's Model Risk Management Framework and Model Risk Policy.

HOW TD MANAGES MODEL RISK

The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model performance monitoring. The Bank's Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.

Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank's policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank's Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank's policies.

Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank's Model Risk Policy, validate and approve new and existing models on a pre-determined schedule depending on model complexity, materiality and criticality, set model performance monitoring standards, and provide training to all stakeholders. The validation process varies in rigour, depending on the model risk rating, but at a minimum contains a detailed determination of:

•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity, materiality and criticality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on an alternative modelling approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model's methodology and its use. As with traditional model approaches, machine-learning models are also subject to the same rigorous standards and risk management practices.

At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.

Model risk exists on a continuum from the most complex and material models to analytical tools (also broadly referred to as non-models) that may still expose the Bank to risk based on their incorrect use or inaccurate outputs. The Bank has policies and procedures in place designed to ensure that the level of independent challenge and oversight corresponds to the materiality and complexity of both models and non-models.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing and/or design, underwriting, claims or reserving than expected at the inception of an insurance contract. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

HOW TD MANAGES INSURANCE RISK

The Bank's risk governance practices are designed to support strong independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its sub committees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank's Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank's risk appetite for insurance risk.

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The assessment of policy (premium and claims) liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims or terminations/surrenders of premium arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future payments. As such, the Bank regularly monitors estimates against actual and emerging experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim and premium liabilities are governed by the Bank's general insurance and life and health reserving policies.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in insurance legislation, the regulatory environment, judicial environment, trends in court awards, climate patterns, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.

There is also exposure to concentration risk associated with general insurance and life and health coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business' reinsurance programs are governed by catastrophe and reinsurance risk management policies.

Strategies are in place to manage the risk to the Bank's reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long-term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD'S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% and beginning January 2020 will be required to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank's funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's ALCO oversees the Bank's liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management and Wholesale Banking, identifies and monitors the Bank's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS, as TD's U.S. IHC, and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•

Risk Management is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes which are established to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. Risk Management jointly owns the liquidity risk management framework, along with the Chief Financial Officer. Enterprise Market Risk Control provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk. Capital Markets Risk Management is responsible for independent liquidity risk metric reporting.

•

TBSM Liquidity Management manages the liquidity position of the Canadian Retail (including wealth businesses), Corporate, the Wholesale Banking, and U.S. Retail businesses, as well as the liquidity position of CUSO.

•

Other regional operations, including those within TD's insurance, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk in compliance with their own policies, local regulatory requirements and are in alignment with the enterprise framework.

HOW TD MANAGES LIQUIDITY RISK

The Bank manages the liquidity profile of its businesses to be within the defined liquidity risk appetite, and maintains target requirements for liquidity survivability using a combination of internal and regulatory measures. The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect the Bank's access to funding or destabilize its deposit base.

The Bank maintains an internal view for measuring and managing liquidity that uses an assumed Severe Combined Stress Scenario (SCSS). The SCSS considers potential liquidity requirements during a crisis resulting from a loss of confidence in the Bank's ability to meet obligations as they come due. In addition to this bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions and a decrease in the marketability of assets. The Bank's liquidity policy stipulates that the Bank must maintain a sufficient level of liquid assets to support business growth, and to cover identified stressed liquidity requirements under the SCSS up to 90 days. The Bank calculates stressed liquidity requirements for the SCSS related to the following conditions:

•	wholesale funding maturing in the next 90 days (assumes maturing debt will be repaid instead of rolled over);
•	accelerated attrition or "run-off" of deposit balances;
•	increased utilization of available credit and liquidity facilities; and

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 77

•	increased collateral requirements associated with downgrades in the Bank's credit rating and adverse movement in reference rates for derivative and securities financing transactions.

The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (the LCR, the NSFR, and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain minimum liquidity coverage of 100% over a 30-day stress period, the NSFR requires that banks maintain available stable funding in excess of required stable funding starting January 2020 (a minimum NSFR of 100%), and the NCCF monitors the Bank's detailed cash flow gaps for various time bands. As a result, the Bank's liquidity is managed to the higher of its internal liquidity requirements and the target buffers over the regulatory minimums.

The Bank considers potential regulatory restrictions on liquidity transferability in the calculation of enterprise liquidity positions. Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity positions as appropriate.

The Bank's Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost or credit of funds to the retail and wholesale bank businesses. Liquidity costs applied to loans and trading assets are determined based on the cash flow or stressed liquidity profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent obligations like undrawn lines of credit provided to customers.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TABLE 48:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)		As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		October 31, 2019
Cash and due from banks	$5,140	$–	$5,140	1%	$566	$4,574
Canadian government obligations	13,872	77,275	91,147	14	56,337	34,810
NHA MBS	38,138	15	38,153	6	3,816	34,337
Provincial government obligations	15,679	25,151	40,830	6	31,287	9,543
Corporate issuer obligations	11,149	3,623	14,772	2	3,882	10,890
Equities	13,636	2,770	16,406	3	11,225	5,181

Other marketable securities and/or loans	2,512	311	2,823	–	1,078	1,745
Total Canadian dollar-denominated	100,126	109,145	209,271	32	108,191	101,080
Cash and due from banks	19,225	–	19,225	3	33	19,192
U.S. government obligations	34,103	47,803	81,906	13	37,367	44,539
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	58,222	11,873	70,095	11	20,939	49,156
Other sovereign obligations	47,854	49,304	97,158	15	39,500	57,658
Corporate issuer obligations	84,835	1,856	86,691	13	7,070	79,621
Equities	40,550	34,607	75,157	12	39,403	35,754

Other marketable securities and/or loans	4,658	667	5,325	1	712	4,613

Total non-Canadian dollar-denominated	289,447	146,110	435,557	68	145,024	290,533
Total	$389,573	$255,255	$644,828	100%	$253,215	$391,613

		October 31, 2018
Cash and due from banks	$3,002	$–	$3,002	1%	$1,098	$1,904
Canadian government obligations	18,256	63,463	81,719	14	47,572	34,147
NHA MBS	39,649	42	39,691	6	3,057	36,634
Provincial government obligations	12,720	19,241	31,961	5	23,651	8,310
Corporate issuer obligations	6,622	3,767	10,389	2	3,769	6,620
Equities	10,554	1,637	12,191	2	6,028	6,163

Other marketable securities and/or loans	2,655	349	3,004	1	277	2,727
Total Canadian dollar-denominated	93,458	88,499	181,957	31	85,452	96,505
Cash and due from banks	24,046	–	24,046	4	28	24,018
U.S. government obligations	30,163	37,691	67,854	12	32,918	34,936
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	47,150	927	48,077	8	7,522	40,555
Other sovereign obligations	56,034	45,912	101,946	18	41,993	59,953
Corporate issuer obligations	78,160	1,576	79,736	14	7,234	72,502
Equities	33,514	37,666	71,180	12	32,206	38,974

Other marketable securities and/or loans	4,786	4	4,790	1	191	4,599

Total non-Canadian dollar-denominated	273,853	123,776	397,629	69	122,092	275,537
Total	$367,311	$212,275	$579,586	100%	$207,544	$372,042

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 78

The increase of $18 billion in total unencumbered liquid assets from October 31, 2018, was mainly due to regular wholesale business activity and deposit volume growth in the Canadian Retail and U.S. Retail segments. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 49:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	October 31 2019	October 31 2018
The Toronto-Dominion Bank (Parent)	$139,550	$136,544
Bank subsidiaries	228,978	217,565

Foreign branches	23,085	17,933
Total	$391,613	$372,042

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2019, and October 31, 2018, are summarized in the following table.

TABLE 50:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the years ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets

	October 31, 2019
Cash and due from banks	$3,404	$–	$3,404	1%	$457	$2,947
Canadian government obligations	13,779	69,160	82,939	13	49,895	33,044
NHA MBS	41,436	32	41,468	7	3,607	37,861
Provincial government obligations	14,042	23,145	37,187	6	27,559	9,628
Corporate issuer obligations	8,311	3,907	12,218	2	4,038	8,180
Equities	10,742	3,876	14,618	2	9,540	5,078

Other marketable securities and/or loans	3,130	397	3,527	1	566	2,961

Total Canadian dollar-denominated	94,844	100,517	195,361	32	95,662	99,699
Cash and due from banks	27,019	–	27,019	4	34	26,985
U.S. government obligations	32,168	44,473	76,641	12	37,573	39,068
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	51,854	7,139	58,993	10	16,393	42,600
Other sovereign obligations	51,841	45,645	97,486	16	36,818	60,668
Corporate issuer obligations	80,482	2,391	82,873	13	7,028	75,845
Equities	37,818	36,572	74,390	12	39,191	35,199

Other marketable securities and/or loans	4,680	770	5,450	1	955	4,495

Total non-Canadian dollar-denominated	285,862	136,990	422,852	68	137,992	284,860
Total	$380,706	$237,507	$618,213	100%	$233,654	$384,559

	October 31, 2018
Cash and due from banks	$3,115	$–	$3,115	1%	$573	$2,542
Canadian government obligations	15,548	54,782	70,330	12	42,407	27,923
NHA MBS	41,365	48	41,413	7	4,517	36,896
Provincial government obligations	11,160	17,390	28,550	5	21,266	7,284
Corporate issuer obligations	6,347	3,729	10,076	2	2,018	8,058
Equities	10,360	2,279	12,639	2	4,965	7,674

Other marketable securities and/or loans	2,216	348	2,564	1	278	2,286

Total Canadian dollar-denominated	90,111	78,576	168,687	30	76,024	92,663
Cash and due from banks	34,805	–	34,805	6	127	34,678
U.S. government obligations	30,349	40,533	70,882	13	38,668	32,214
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	44,929	677	45,606	8	8,731	36,875
Other sovereign obligations	53,068	55,008	108,076	19	38,663	69,413
Corporate issuer obligations	71,142	1,579	72,721	13	5,864	66,857
Equities	29,341	30,034	59,375	10	24,974	34,401

Other marketable securities and/or loans	4,977	14	4,991	1	557	4,434

Total non-Canadian dollar-denominated	268,611	127,845	396,456	70	117,584	278,872
Total	$358,722	$206,421	$565,143	100%	$193,608	$371,535

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 79

TABLE 51:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the years ended
	October 31, 2019	October 31, 2018
The Toronto-Dominion Bank (Parent)	$140,192	$124,181
Bank subsidiaries	224,533	217,036

Foreign branches	19,834	30,318
Total	$384,559	$371,535

ASSET ENCUMBRANCE

In the course of the Bank's day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 52:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars, except as noted)	As at
	October 31, 2019
	Encumbered[1]		Unencumbered
	Pledged as collateral[2]	Other[3]	Available as collateral[4]	Other[5]	Total assets	Encumbered assets as a % of total assets
Cash and due from banks	$185	$–	$–	$4,678	$4,863	–%
Interest-bearing deposits with banks	5,394	90	17,798	2,301	25,583	0.5
Securities, trading loans, and other[6]	73,165	12,342	283,384	29,253	398,144	6.0
Derivatives	–	–	–	48,894	48,894	–
Securities purchased under reverse repurchase agreements[7]	–	–	–	165,935	165,935	–
Loans, net of allowance for loan losses	25,851	61,633	83,598	513,526	684,608	6.2
Customers' liability under acceptances	–	–	–	13,494	13,494	–
Investment in TD Ameritrade	–	–	–	9,316	9,316	–
Goodwill	–	–	–	16,976	16,976	–
Other intangibles	–	–	–	2,503	2,503	–
Land, buildings, equipment, and other depreciable assets	–	–	–	5,513	5,513	–
Deferred tax assets	–	–	–	1,799	1,799	–

Other assets[8]	580	–	–	37,082	37,662	–

Total on-balance sheet assets	$105,175	$74,065	$384,780	$851,270	$1,415,290	12.7%
Off-balance sheet items[9]
Securities purchased under reverse repurchase agreements	143,664	–	32,397	(165,935)
Securities borrowing and collateral received	60,941	3,707	17,328	–

Margin loans and other client activity	8,900	–	20,439	(14,149)

Total off-balance sheet items	213,505	3,707	70,164	(180,084)

Total	$318,680	$77,772	$454,944	$671,186

	October 31, 2018
Total on-balance sheet assets	$100,719	$72,086	$377,068	$785,030	$1,334,903	12.9%

Total off-balance sheet items	185,323	559	57,845	(142,072)
Total	$286,042	$72,645	$434,913	$642,958

[1]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[2]

Represents assets that have been posted externally to support the Bank's day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[3]	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[4]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[5]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).

[6]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI, and DSAC.

[7]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[8]	Other assets include amounts receivable from brokers, dealers, and clients.
[9]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank's risk profile. Liquidity assessments are also part of the Bank's EWST program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in the foreign jurisdictions ("Regional CFP"). The Bank's CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank's CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 80

CREDIT RATINGS

Credit ratings impact the Bank's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 53:  CREDIT RATINGS1

As at

October 31, 2019

	Moody's	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)
Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries' ratings are available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody's Long-Term Deposits Ratings and Counterparty Risk Rating, S&P's Issuer Credit Rating, and DBRS' Long-Term Issuer Rating
[3]

Includes a) Senior debt issued prior to September 23, 2018; and b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization "bail-in" regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD's credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrades in the Bank's legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 54:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the years ended

	October 31, 2019	October 31, 2018
One-notch downgrade	$98	$92
Two-notch downgrade	118	120

Three-notch downgrade	648	462

[1]	The above collateral requirements are based on trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank's LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign issued or guaranteed securities, high-quality securities or equities issued by non-financial entities, and certain covered bonds.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 81

The following table summarizes the Bank's daily LCR position for the fourth quarter of 2019.

TABLE 55:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	October 31, 2019
	Total unweighted value (average)[2]	Total weighted value (average)[3]
High-quality liquid assets
Total high-quality liquid assets	$ n/a	$228,860
Cash outflows
Retail deposits and deposits from small business customers, of which:	$486,895	$34,569
Stable deposits[4]	201,722	6,052
Less stable deposits	285,173	28,517
Unsecured wholesale funding, of which:	252,326	129,771
Operational deposits (all counterparties) and deposits in networks of cooperative banks[5]	96,617	23,001
Non-operational deposits (all counterparties)	112,943	64,004
Unsecured debt	42,766	42,766
Secured wholesale funding	n/a	20,466
Additional requirements, of which:	207,875	59,827
Outflows related to derivative exposures and other collateral requirements	29,191	21,757
Outflows related to loss of funding on debt products	5,786	5,786
Credit and liquidity facilities	172,898	32,284
Other contractual funding obligations	16,112	10,221

Other contingent funding obligations[6]	588,405	9,223
Total cash outflows	$ n/a	$264,077

Cash inflows
Secured lending	$206,652	$27,156
Inflows from fully performing exposures	16,882	8,000

Other cash inflows	56,864	56,864
Total cash inflows	$280,398	$92,020

	Average for the three months ended
	October 31, 2019	July 31, 2019
	Total adjusted value	Total adjusted value
Total high-quality liquid assets[7]	$228,860	$220,622
Total net cash outflows[8]	172,057	166,520

Liquidity coverage ratio	133%	132%

[1]	The LCR for the quarter ended October 31, 2019, is calculated as an average of the 60 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by OSFI LAR guideline.
[4]

As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.

[5]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct activities such as clearing, custody, or cash management services.

[6]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[7]	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[8]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank's average LCR of 133% for the quarter ended October 31, 2019, continues to meet the regulatory requirement.

The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended October 31, 2019, was $229 billion (July 31, 2019 – $221 billion), with level 1 assets representing 81% (July 31, 2019 – 82%). The Bank's reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 82

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank's funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank's large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of the Bank's total funding.

TABLE 56:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	October 31, 2019	October 31, 2018
P&C deposits – Canadian Retail	$382,252	$359,473
P&C deposits – U.S. Retail	360,761	346,624

Other deposits	23	36
Total	$743,036	$706,133

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, Canada Mortgage Bonds, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($55 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding as at October 31, 2019, was $129.8 billion (October 31, 2018 – $127.7 billion).

TABLE 57:  LONG-TERM FUNDING

	As at
Long-term funding by currency	October 31, 2019	October 31, 2018
Canadian dollar	32%	32%
U.S. dollar	37	39
Euro	21	19
British pound	6	7

Other	4	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	54%	55%
Covered bonds	31	29
Mortgage securitization[1]	11	12

Term asset backed securities	4	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not over-dependent on individual depositors for funding. The Bank also limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 83

The following table represents the remaining maturity of various sources of funding outstanding as at October 31, 2019, and October 31, 2018.

TABLE 58: WHOLESALE FUNDING

(millions of Canadian dollars)	As at

								October 31 2019	October 31 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$6,931	$3,378	$1,480	$104	$11,893	$–	$–	$11,893	$14,176
Bearer deposit note	359	939	1,520	2,624	5,442	–	–	5,442	3,872
Certificates of deposit	6,839	13,572	11,607	29,620	61,638	357	–	61,995	51,401
Commercial paper	18,227	11,606	5,472	13,567	48,872	–	–	48,872	55,570
Covered bonds	907	–	2,296	1,835	5,038	13,713	21,122	39,873	36,284
Mortgage securitization	–	1,181	1,686	1,579	4,446	3,754	18,944	27,144	27,301
Legacy senior unsecured medium-term notes[2]	2,305	13	2,099	16,219	20,636	18,046	16,595	55,277	69,518
Senior unsecured medium-term notes[3]	–	–	–	–	–	1,645	12,762	14,407	–
Subordinated notes and debentures[4]	–	–	–	–	–	–	10,725	10,725	8,740
Term asset backed securitization	–	–	748	986	1,734	2,901	1,222	5,857	5,626

Other[5]	6,774	1,500	130	344	8,748	342	2,082	11,172	6,534
Total	$42,342	$32,189	$27,038	$66,878	$168,447	$40,758	$83,452	$292,657	$279,022

Of which:
Secured	$907	$1,181	$4,730	$4,400	$11,218	$20,368	$41,298	$72,884	$69,225

Unsecured	41,435	31,008	22,308	62,478	157,229	20,390	42,154	219,773	209,797
Total	$42,342	$32,189	$27,038	$66,878	$168,447	$40,758	$83,452	$292,657	$279,022

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization "bail-in" regime. Excludes $2.2 billion of structured notes subject to conversion under the "bail-in" regime (October 31, 2018 – nil).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $11.2 billion (October 31, 2018 – $6.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total 2019 mortgage-backed securities issuance was $2.3 billion (2018 – $2.6 billion), and other asset-backed securities was $2.7 billion (2018 – $1.8 billion). The Bank also issued $19.3 billion of unsecured medium-term notes (2018 – $29.1 billion) and $8.9 billion of covered bonds (2018 – $9.9 billion), in various currencies and markets during the year ended October 31, 2019.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In July 2019, OSFI published proposed changes to Guideline B-6: Liquidity Principles for public consultation. The changes proposed aim to ensure that this guideline remains relevant and current, and include additional clarity with respect to OSFI's expectations regarding institutions' liquidity risk management practices. OSFI has targeted an implementation date of January 2020.

In April 2019, OSFI published its final guidelines for Canadian application of NSFR as part of its LAR. The NSFR requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in less than one year to support their businesses. OSFI implementation of NSFR for D-SIBs will be in January 2020 and the public disclosure requirement will begin in January 2021.

In April 2019, OSFI also published changes to the LAR guideline with an implementation date of January 2020. The changes increase reserve requirements on certain retail deposit types that, in the view of OSFI, may have higher risk of withdrawals in periods of stress. The regulation also introduces new liquidity monitoring requirements.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank's maturity transformation or the Bank's exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank's non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 84

TABLE 59:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	October 31, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,857	$6	$–	$–	$–	$–	$–	$–	$–	$4,863
Interest-bearing deposits with banks	19,892	1,137	77	–	–	–	–	–	4,477	25,583
Trading loans, securities, and other[1]	1,197	3,990	3,916	3,171	2,873	15,672	25,939	19,014	70,228	146,000
Non-trading financial assets at fair value through profit or loss	147	2	37	668	314	1,301	1,803	1,488	743	6,503
Derivatives	5,786	8,472	3,255	2,109	2,222	5,610	8,652	12,788	–	48,894
Financial assets designated at fair value through profit or loss	195	696	156	82	83	404	1,725	699	–	4,040
Financial assets at fair value through other comprehensive income	1,431	3,818	4,161	6,339	6,426	18,205	40,289	28,594	1,841	111,104
Debt securities at amortized cost, net of allowance for credit losses	1,878	5,233	2,254	1,050	764	8,791	45,127	65,401	(1)	130,497
Securities purchased under reverse repurchase agreements[2]	98,904	34,839	24,000	6,331	1,765	44	52	–	–	165,935
Loans
Residential mortgages	2,006	5,595	8,013	9,832	11,719	34,029	101,591	62,855	–	235,640
Consumer instalment and other personal	850	1,819	3,170	3,620	3,544	17,256	61,736	28,236	60,103	180,334
Credit card	–	–	–	–	–	–	–	–	36,564	36,564

Business and government	29,460	5,573	7,970	9,496	8,830	21,078	71,071	61,266	21,773	236,517

Total loans	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	118,440	689,055

Allowance for loan losses	–	–	–	–	–	–	–	–	(4,447)	(4,447)

Loans, net of allowance for loan losses	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	113,993	684,608
Customers' liability under acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,316	9,316
Goodwill[3]	–	–	–	–	–	–	–	–	16,976	16,976
Other intangibles[3]	–	–	–	–	–	–	–	–	2,503	2,503
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,513	5,513
Deferred tax assets	–	–	–	–	–	–	–	–	1,799	1,799
Amounts receivable from brokers, dealers, and clients	20,575	–	–	–	–	–	–	–	–	20,575

Other assets	2,548	1,391	2,830	168	103	169	157	97	9,624	17,087
Total assets	$200,853	$74,782	$59,991	$42,870	$38,643	$122,559	$358,142	$280,438	$237,012	$1,415,290

Liabilities
Trading deposits	$5,837	$3,025	$4,166	$2,606	$3,185	$2,430	$4,014	$1,622	$–	$26,885
Derivatives	7,180	7,968	3,603	2,062	1,763	5,546	8,148	13,781	–	50,051
Securitization liabilities at fair value	–	668	412	494	387	1,656	7,499	1,942	–	13,058
Financial liabilities designated at fair value through profit or loss	22,193	25,370	15,799	20,496	20,907	356	1	9	–	105,131
Deposits[4,5]
Personal	5,218	8,990	9,459	7,691	7,583	9,374	9,670	21	445,424	503,430
Banks	6,771	1,459	150	1	6	–	3	7	8,354	16,751

Business and government[6]	18,576	10,049	7,569	10,482	10,670	34,130	46,188	7,594	221,538	366,796

Total deposits	30,565	20,498	17,178	18,174	18,259	43,504	55,861	7,622	675,316	886,977
Acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Obligations related to securities sold short[1]	384	654	398	819	1,171	3,351	9,882	12,115	882	29,656
Obligations related to securities sold under repurchase agreements[2]	101,856	20,224	2,993	694	30	47	12	–	–	125,856
Securitization liabilities at amortized cost	–	513	1,274	355	342	2,098	6,586	2,918	–	14,086
Amounts payable to brokers, dealers, and clients	23,746	–	–	–	–	–	–	–	–	23,746
Insurance-related liabilities	190	315	388	330	318	940	1,612	874	1,953	6,920
Other liabilities[7]	2,845	3,142	1,334	1,293	641	3,339	1,663	138	6,609	21,004

Subordinated notes and debentures	–	–	–	–	–	–	–	10,725	–	10,725

Equity	–	–	–	–	–	–	–	–	87,701	87,701
Total liabilities and equity	$205,923	$84,588	$47,697	$47,327	$47,003	$63,267	$95,278	$51,746	$772,461	$1,415,290
Off-balance sheet commitments
Credit and liquidity commitments[8,9]	$19,388	$21,652	$18,391	$13,537	$12,034	$27,207	$111,281	$5,856	$1,294	$230,640
Operating lease commitments[10]	82	165	250	247	244	936	2,332	3,365	–	7,621
Other purchase obligations	82	182	185	206	177	753	1,031	556	–	3,172

Unconsolidated structured entity commitments	408	793	1,360	461	97	81	–	–	–	3,200
Total off-balance sheet commitments	$19,960	$22,792	$20,186	$14,451	$12,552	$28,977	$114,644	$9,777	$1,294	$244,633

[1]  Amount has been recorded according to the remaining contractual maturity of the underlying security.

[2]  Certain contracts considered short-term are presented in 'less than 1 month' category.

[3]  For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.

[4]  As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.

[5]  Includes $40 billion of covered bonds with remaining contractual maturities of $1 billion in less than 1 month, $2 billion in over 3 months to 6 months, $2 billion in over 6 months to 9 months, $14 billion in 'over 1 to 2 years', $18 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[6]  On June 30, 2019, TD Capital Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 at a redemption price of 100% of the principal amount plus any accrued and unpaid interest payable on the date of redemption.

[7]  Includes $83 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $4 million in '1 month to 3 months', $5 million in '3 months to 6 months', $5 million in '6 months to 9 months', $5 million in '9 months to 1 year', $22 million in 'over 1 to 2 years', $39 million in 'over 2 to 5 years', and $1 million in 'over 5 years'.

[8]  Includes $374 million in commitments to extend credit to private equity investments.

[9]  Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

[10]  Includes rental payments, related taxes, and estimated operating expenses.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 85

TABLE 59:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at

	October 31, 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,733	$2	$–	$–	$–	$–	$–	$–	$–	$4,735
Interest-bearing deposits with banks	28,332	924	154	21	16	–	–	–	1,273	30,720
Trading loans, securities, and other[2]	1,971	5,244	2,111	3,653	3,998	9,683	25,772	25,895	49,570	127,897
Non-trading financial assets at fair value through profit or loss	–	12	99	460	906	227	841	848	622	4,015
Derivatives	7,343	9,263	5,275	3,276	2,321	7,130	12,436	9,952	–	56,996
Financial assets designated at fair value through profit or loss	30	95	535	243	90	297	1,532	796	–	3,618
Financial assets at fair value through other comprehensive income	1,111	4,214	4,150	5,354	3,962	19,777	57,922	31,936	2,174	130,600
Debt securities at amortized cost, net of allowance for credit losses	881	2,577	3,010	3,594	4,059	8,103	34,032	50,990	(75)	107,171
Securities purchased under reverse repurchase agreements [3]	77,612	30,047	14,426	3,807	1,458	29	–	–	–	127,379
Loans
Residential mortgages	908	3,234	6,614	11,166	11,061	43,063	113,852	35,293	–	225,191
Consumer instalment and other personal	753	1,332	2,628	3,724	4,131	14,313	56,632	26,321	62,245	172,079
Credit card	–	–	–	–	–	–	–	–	35,018	35,018

Business and government	23,052	4,320	5,539	7,131	9,269	19,637	67,922	59,251	21,533	217,654

Total loans	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	118,796	649,942

Allowance for loan losses	–	–	–	–	–	–	–	–	(3,549)	(3,549)

Loans, net of allowance for loan losses	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	115,247	646,393
Customers' liability under acceptances	14,984	2,145	132	6	–	–	–	–	–	17,267
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	8,445	8,445
Goodwill[4]	–	–	–	–	–	–	–	–	16,536	16,536
Other intangibles[4]	–	–	–	–	–	–	–	–	2,459	2,459
Land, buildings, equipment, and other depreciable assets[4]	–	–	–	–	–	–	–	–	5,324	5,324
Deferred tax assets	–	–	–	–	–	–	–	–	2,812	2,812
Amounts receivable from brokers, dealers, and clients	26,940	–	–	–	–	–	–	–	–	26,940

Other assets	3,432	854	1,926	120	142	136	301	90	8,595	15,596
Total assets	$192,082	$64,263	$46,599	$42,555	$41,413	$122,395	$371,242	$241,372	$212,982	$1,334,903

Liabilities
Trading deposits	$16,145	$37,337	$31,081	$12,954	$11,739	$1,183	$3,260	$1,005	$–	$114,704
Derivatives	6,195	8,684	4,230	3,103	2,263	5,510	9,282	9,003	–	48,270
Securitization liabilities at fair value	–	981	194	661	272	1,822	6,719	1,969	–	12,618
Financial liabilities designated at fair value through profit or loss	10	5	–	–	–	–	–	1	–	16
Deposits[5,6]
Personal	4,330	7,094	7,541	6,245	7,718	10,222	9,876	38	424,580	477,644
Banks	6,499	1,941	255	24	54	–	3	8	7,928	16,712

Business and government	18,840	19,337	7,033	9,984	11,299	21,345	54,780	8,000	206,465	357,083

Total deposits	29,669	28,372	14,829	16,253	19,071	31,567	64,659	8,046	638,973	851,439
Acceptances	14,986	2,145	132	6	–	–	–	–	–	17,269
Obligations related to securities sold short[2]	2,621	3,679	1,500	387	904	4,330	13,771	11,474	812	39,478
Obligations related to securities sold under repurchase agreements [3]	73,759	15,508	3,516	428	108	43	27	–	–	93,389
Securitization liabilities at amortized cost	22	1,240	625	503	575	2,496	6,232	2,990	–	14,683
Amounts payable to brokers, dealers, and clients	28,385	–	–	–	–	–	–	–	–	28,385
Insurance-related liabilities	213	294	353	309	310	937	1,624	903	1,755	6,698
Other liabilities[7]	2,916	2,631	538	1,326	1,394	2,205	2,308	152	5,704	19,174

Subordinated notes and debentures	–	–	–	–	–	–	–	8,740	–	8,740

Equity	–	–	–	–	–	–	–	–	80,040	80,040
Total liabilities and equity	$174,921	$100,876	$56,998	$35,930	$36,636	$50,093	$107,882	$44,283	$727,284	$1,334,903
Off-balance sheet commitments
Credit and liquidity commitments[8,9]	$18,341	$16,732	$17,222	$13,105	$9,159	$25,720	$101,210	$5,260	$1,293	$208,042
Operating lease commitments [10]	79	159	240	237	233	902	2,188	3,229	–	7,267
Other purchase obligations	64	181	169	159	166	591	1,081	549	–	2,960

Unconsolidated structured entity commitments	–	1,079	940	329	–	7	408	–	–	2,763
Total off-balance sheet commitments	$18,484	$18,151	$18,571	$13,830	$9,558	$27,220	$104,887	$9,038	$1,293	$221,032

[1]  Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

[2]  Amount has been recorded according to the remaining contractual maturity of the underlying security.

[3]  Certain contracts considered short-term are presented in 'less than 1 month' category.

[4]  For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.

[5]  As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.

[6]  Includes $36 billion of covered bonds with remaining contractual maturities of $1 billion in '3 months to 6 months', $3 billion in '6 months to 9 months', $2 billion in '9 months to 1 year', $5 billion in 'over 1 to 2 years', $22 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[7]  Includes $60 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $6 million in '6 months to 9 months', $6 million in '9 months to 1 year', $12 million in 'over 1 to 2 years', $17 million in 'over 2 to 5 years', and $5 million in 'over 5 years'.

[8] Includes $205 million in commitments to extend credit to private equity investments.

[9] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

[10]  Includes rental payments, related taxes, and estimated operating expenses.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 86

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital being available in relation to the amount of capital required to carry out the Bank's strategy and/or satisfy regulatory and internal CAR.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Managing capital levels requires that the Bank holds sufficient capital, in normal and stress environments, to avoid the risk of breaching minimum capital levels prescribed by regulators.

WHO MANAGES CAPITAL ADEQUACY RISK

The Board reviews the adherence to capital targets and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework and oversees management's actions to maintain an appropriate ICAAP framework, commensurate with the Bank's risk profile. The CRO and CFO oversee that the Bank's ICAAP is effective in meeting CAR.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.

TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by ALCO. TBSM updates the capital forecast, including appropriate changes to capital issuance, repurchase and redemption. The capital forecast is reviewed by ALCO. TBSM also leads the ICAAP and EWST processes. The Bank's business segments are responsible for managing to the allocated capital limits.

Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of these subsidiaries are also required to conform with those of the Bank. U.S.-regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board's Regulation YY establishing Enhanced Prudential Standards for FBOs and the stress test rule and capital plan rule both applicable to U.S. Bank Holding Companies. Refer to the sections on "Future Regulatory Capital Developments", "EWST", and "Top and Emerging Risks That May Affect the Bank and Future Results" for further details.

HOW TD MANAGES CAPITAL ADEQUACY RISK

Capital resources are managed in a manner designed so that the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, so that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer so that the Bank meets minimum capital requirements under stress conditions. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The results of the EWST are considered in the determination of capital targets.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst-case unexpected losses over a one-year period.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to maintain capital adequacy through periods of bank-specific or systemic market stress. The Capital Contingency Plan outlines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital targets. It also outlines potential management actions that may be taken to prevent such a breach from occurring.

Legal, Regulatory Compliance and Conduct Risk

Legal, Regulatory Compliance and Conduct (LRCC) risk is the risk associated with the failure to meet the Bank's legal obligations from legislative, regulatory or contractual perspectives, obligations under the Bank's Code of Conduct and Ethics, or requirements of fair business conduct or market conduct practices. This includes risks associated with the failure to identify, communicate, and comply with current and changing laws, regulations, rules, regulatory guidance or self-regulatory organization standards, and codes, including the prudential risk management of Money Laundering, Terrorist Financing, Economic Sanctions, and Bribery and Corruption risk (the "LRCC Requirements"). Potential consequences of failing to mitigate LRCC risk include financial loss, regulatory sanctions, and loss of reputation, which could be material to the Bank.

The Bank is exposed to LRCC risk in virtually all of its activities. Failure to mitigate LRCC risk and meet regulatory and legal requirements can impact the Bank's ability to meet strategic objectives, poses a risk of censure or penalty, may lead to litigation, and puts the Bank's reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings, and unfavourable judicial or regulatory determinations may also adversely affect the Bank's business, results of operations and financial condition. LRCC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return and also because LRCC risk generally cannot be effectively mitigated by trying to limit its impact to any one business or jurisdiction, as realized LRCC risk may adversely impact unrelated business or jurisdictions. LRCC risk is inherent in the normal course of operating the Bank's businesses.

WHO MANAGES LEGAL, REGULATORY COMPLIANCE, AND CONDUCT RISK

The proactive and effective management of LRCC risk is complex given the breadth and pervasiveness of exposure. The LRCC Risk Management Framework applies enterprise-wide to the Bank and to all of its corporate functions, business segments, its governance, risk, and oversight functions. Each of the Bank's businesses is responsible for compliance with LRCC requirements applicable to their jurisdiction and specific business requirements, and for adhering to LRCC requirements in their business operations, including setting the appropriate tone for legal, regulatory compliance, and conduct risk management. This accountability involves assessing the risk, designing and implementing controls, and monitoring and reporting their ongoing effectiveness to safeguard the businesses from operating outside of the Bank's risk appetite. The Legal, Compliance, and Global Anti-Money Laundering departments, together with the Regulatory Risk and Regulatory Relationships and Government Affairs groups, provide objective guidance, advice, and

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oversight with respect to managing LRCC risk. Representatives of these groups interact regularly with senior executives of the Bank's businesses. Also, the senior management of the Legal, Compliance, and GAML departments have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of policies and programs that are reasonably designed to achieve and maintain the Bank's compliance with the laws and regulations that apply to it. Senior management of the Compliance Department also reports regularly to the Corporate Governance Committee, which oversees conduct risk management in the Bank. In addition, senior management of the Regulatory Risk group has established periodic reporting to the Board and its committees.

HOW TD MANAGES LEGAL, REGULATORY COMPLIANCE AND CONDUCT RISK

Effective management of LRCC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRCC risk, (b) objective guidance and advisory services to identify, assess, control, and monitor LRCC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. While each business line is accountable for operating in compliance with applicable laws and regulations and for effectively managing LRCC risk. Each of the Legal, Compliance, and GAML departments plays a critical role in the management of LRCC risk at the Bank. Depending on the circumstances, they play different roles at different times: 'trusted advisor', provider of objective guidance, independent challenge, and oversight and control (including 'gatekeeper' or approver).

In particular, the Compliance department performs the following functions: it acts as an independent regulatory compliance and conduct risk management oversight function; it assesses the adequacy of, adherence to, and effectiveness of the Bank's Regulatory Compliance Management (RCM) controls; it is accountable for leading the enterprise conduct risk governance and reporting framework; and it supports the Chief Compliance Officer in providing an opinion to the Audit Committee as to whether the RCM controls are sufficiently robust in achieving compliance with applicable regulatory requirements. The Compliance department works in partnership with Human Resources and Operational Risk Management to provide oversight and challenge to the businesses in their management of conduct risk.

The GAML department: acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of the GAML, Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs (the "GAML Programs"), including their design, content, and enterprise-wide implementation; develops standards, monitors, evaluates, and reports on GAML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the GAML Programs, including program design and operation. In addition, the Compliance and GAML departments have developed methodologies and processes to measure and aggregate regulatory compliance risks and conduct risks on an ongoing basis as a baseline to assess whether the Bank's internal controls are effective in adequately mitigating such risks and determine whether individual or aggregate business activities are conducted within the Bank's risk appetite.

The Legal department acts as an independent provider of legal services and advice, and protects the Bank from unacceptable legal risk. The Legal department has also developed methodologies for measuring litigation risk for adherence to the Bank's risk appetite.

Processes employed by the Legal, Compliance, and GAML departments (including policies and frameworks, training and education, and the Code of Conduct and Ethics) support the responsibility of each business to adhere to LRCC requirements.

Finally, the Bank's Regulatory Risk and Government Affairs groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, support regulatory discussions on new or proposed products or business initiatives, and advance the public policy objectives of the Bank.

Reputational Risk

Reputational risk is the potential that stakeholder perceptions, whether true or not, regarding the Bank's business practices, actions or inactions, will or may cause a significant decline in TD's value, brand, liquidity or customer base, or require costly measures to address.

A company's reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative perceptions about the Bank's business practices involving any aspect of the Bank's operations and usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. Since all risk categories can have an impact on a company's reputation, reputational risk is not managed in isolation from the Bank's other major risk categories and can ultimately impact its brand, earnings, and capital.

WHO MANAGES REPUTATIONAL RISK

Responsibility for managing risks to the Bank's reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The ERRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the RRC is to oversee the management of reputational risk within the Bank's risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation and the management of reputational risk. This means that every Bank employee is responsible for following ethical practices at all times, complying with applicable policies, legislation, and regulations and are also supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance its reputation.

HOW TD MANAGES REPUTATIONAL RISK

The Bank's approach to the management of reputational risk combines the experience and knowledge of individual business segments, corporate shared service areas and governance, risk and oversight functions. It is based on enabling TD's businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately in line with the Bank's strategy and reputational risk appetite. The Bank's Reputational Risk Management Framework provides a comprehensive overview of its approach to the management of this risk. Amongst other significant policies, the Bank's Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO and sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These requirements include implementing procedures and designating a business-level committee (where required by the Policy) to review and assess reputational risks and escalation to the ERRC as appropriate.

The Bank also has an enterprise-wide New Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard practices to support consistent processes for approving new businesses, products, and services across the Bank. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and consider all aspects of a new product, including reputational risk.

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Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns, including climate change, and related social risk within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, business operations, and associated services; (2) indirect risks associated with environmental performance or environmental events, such as changing climate patterns that may impact the Bank's customers and clients to whom TD provides financing or in which TD invests, as well as social risks; (3) identification and management of new or emerging environmental regulatory issues; and (4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK

The Executive Vice President and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Vice President of Global Corporate Citizenship who provides management oversight, and the Head of Environment who has management responsibility and leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. In addition, the Bank's Risk Management group has environment risk oversight accountabilities, including for establishing risk policies, processes and governance to monitor and report on these risks at the Bank. The Bank's various business-specific and enterprise risk committees are also involved in monitoring material risks and acting as governance bodies for escalation of material environmental and social risk issues.

HOW TD MANAGES ENVIRONMENTAL RISK

The Bank manages environmental risks through an Environmental Policy, which is supported with several business segment level policies and procedures across the Bank. The Bank's Environmental Policy reflects the global scope of its activities.

The Bank's environmental metrics, targets, and performance are publicly reported within its annual ESG Report. Key performance measures are reported according to the Global Reporting Initiative (GRI) and is independently assured.

The Bank applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale and commercial businesses. These procedures include assessment of TD's clients' policies, procedures, and performance on material environmental and related social issues, such as air, land, and water risk, biodiversity, stakeholder engagement, and free prior and informed consent (FPIC) of Indigenous Peoples. Within Wholesale and Commercial Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. The Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within its annual ESG Report.

The Bank reports on climate-related risk in its ESG Report. In the 2018 ESG Report, the Bank provided disclosure on its alignment with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) which seek to provide a more consistent approach in assessing and reporting climate-related risks and opportunities. The Bank is a member of the United Nations Environment Programme Finance Initiative (UNEP-FI) and is participating in TCFD pilot studies led by UNEP-FI that seek to develop harmonized industry-wide approaches for climate scenario analysis in bank lending, investments, and insurance portfolios.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate ESG issues into investment analysis and decision-making. TDAM has adopted its Sustainable Investing Policy across its operations since 2009. The Policy provides a high level overview of how TDAM fulfils its commitment to the six guiding principles set out by the UNPRI. In 2015, TD Insurance became a signatory to the UNEP-FI Principles for Sustainable Insurance, which provides a global framework for managing ESG risks within the insurance industry.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an 'open door' approach with environmental and community organizations, industry associations, and responsible investment organizations.

Additional information on TD's environmental policy, management and performance is included in the ESG Report, which is available on the Bank's website.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board, particularly through the latter's Risk and Audit Committees. TD monitors the risk management process at TD Ameritrade through management governance, protocols and interaction guidelines and also participates in TD Ameritrade's Board.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent the Bank requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes, protocols and guidelines between the Bank and TD Ameritrade are designed to coordinate necessary intercompany information flow. The Bank has designated the Group Head and Chief Financial Officer to have responsibility for the TD Ameritrade investment. The Group President and Chief Executive Officer and the Group Head and Chief Financial Officer have regular meetings with TD Ameritrade's Chief Executive Officer and Chief Financial Officer. In addition to regular communication at the Chief Executive Officer and Chief Financial Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. In addition, certain functions including Internal Audit, Treasury, Finance, and Compliance have relationship protocols that allow for access to and the sharing of information on risk and control issues. TD evaluates risk factors, vendor matters, and business issues as part of TD's oversight of its investment in TD Ameritrade. As with other material risk issues, where required, material risk issues associated with TD Ameritrade are reported up to TD's Board or an appropriate Board committee.

As required pursuant to the Federal Reserve Board's "enhanced prudential standards" under Regulation YY, TD's investment in TD Ameritrade is held by TDGUS, the IHC. The activities and interactions described above are inclusive of those that fulfil TDGUS' risk management responsibilities under Regulation YY.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board, which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other exceptions. Currently, the directors the Bank designates serve as members on a number of TD Ameritrade Board committees, including

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chairing the Audit Committee and the Human Resources and Compensation Committee, as well as serving on the Risk Committee and Corporate Governance Committee.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Policies and Estimates

The Bank's accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies and estimates are presented in the Notes of the 2019 Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include the classification and measurement of financial assets, accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, the consolidation of structured entities, and accounting for revenue from contract with customers.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's 2019 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies and significant judgments, estimates, and assumptions under IFRS, refer to Notes 2 and 3 of the Bank's 2019 Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank's business models. In determining its business models, the Bank considers the following:

•	Management's intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows are solely payments of principal and interest (SPPI), the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank's claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure's credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector-specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

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Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the point-in-time PD, updated quarterly based on the Bank's historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure's BRR to point-in-time PD over the expected life. LGD estimates are determined by mapping the exposure's facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

Forward-Looking Information

In calculating the ECL, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Three forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base forecast, an upside forecast, and a downside forecast. The base forecast is updated quarterly. Upside and downside forecasts are generated quarterly using realistically possible outcomes that are statistically derived relative to the base forecast based on historical distribution. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk Management, Finance, and the Business. ECLs calculated under each of the three forecasts are applied against the respective probability weightings to determine the probability-weighted ECLs. Refer to Note 8 of the Consolidated Financial Statements for further details on the macroeconomic variables and ECL sensitivity.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management's best estimate of risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

Management's judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, IBOR reform may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank's 2019 Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected

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cash flows. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is determined by reference to market yields on high-quality corporate bonds with terms matching the plans' specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

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The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank's performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.

The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.

The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

IMPAIRMENT OF FINANCIAL ASSETS PRIOR TO NOVEMBER 1, 2017 UNDER IAS 39

The following is applicable to periods prior to November 1, 2017 for financial instruments accounted for under IAS 39.

Available-for-Sale Securities

Impairment losses were recognized on AFS securities if there was objective evidence of impairment as a result of one or more events that occurred after initial recognition and the loss event(s) resulted in a decrease in the estimated cash flows of the instrument. The Bank individually reviewed these securities at least quarterly for the presence of these conditions. For AFS equity securities, a significant or prolonged decline in fair value below cost was considered objective evidence of impairment. For AFS debt securities, a deterioration of credit quality was considered objective evidence of impairment. Other factors considered in the impairment assessment included financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses were recognized on held-to-maturity securities if there was objective evidence of impairment as a result of one or more events that occurred after initial recognition and the loss event(s) resulted in a decrease in the estimated cash flows of the instrument. The Bank reviewed these securities at least quarterly for impairment at the counterparty-specific level. If there was no objective evidence of impairment at the counterparty-specific level then the security was grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considered losses incurred but not identified. A deterioration of credit quality was considered objective evidence of impairment. Other factors considered in the impairment assessment included the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan, including a debt security classified as a loan, was considered impaired when there was objective evidence that there had been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer had reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assessed loans for objective evidence of impairment individually for loans that were individually significant, and collectively for loans that were not individually significant. The allowance for credit losses represented management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercised judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that would be recovered once the borrower defaulted. Changes in the amount that management expected to recover would have a direct impact on the provision for credit losses and may have resulted in a change in the allowance for credit losses.

If there was no objective evidence of impairment for an individual loan, whether significant or not, the loan was included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employed internally developed models that utilized parameters for PD, LGD, and EAD. Management's judgment was used to determine the point within the range that was the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that were not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may have resulted in a change in the incurred but not identified allowance for credit losses.

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ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

CURRENT CHANGES IN ACCOUNTING POLICIES

The following new and amended standards have been adopted by the Bank.

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, of which the Bank adopted the applicable amendments to IFRS 7 relating to hedge accounting and will apply the remaining amendments related to IAS 39 as and when applicable to the Bank's hedging relationships. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing interest rate benchmark with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 for further details.

Revenue from Contracts with Customers

On November 1, 2018, the Bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope, revenue arising from items such as financial instruments, insurance contracts, and leases. The Bank adopted the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings without restating comparative period financial information.

The adoption of IFRS 15 resulted in a reduction to Shareholders' Equity of $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items is changed due to IFRS 15 and reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

In addition to the above changes related to the adoption of IFRS 15, the Bank also changed its accounting policy on securities lending and borrowing transactions. Where securities are received or pledged as collateral, securities lending income and securities borrowing fees are recorded in Non-interest income and Non-interest expenses, respectively, on the Consolidated Statement of Income. This change has been applied retrospectively.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which was November 1, 2018 for the Bank. These amendments have been applied prospectively and did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank. The Bank will adopt the new standard using the modified retrospective approach by recognizing the cumulative effect of the transitional impact in opening retained earnings within the Consolidated Balance Sheet at November 1, 2019, with no restatement of the comparative periods. The Bank's IFRS 16 program is governed by a formal multi-functional enterprise-wide governance structure and project delivery plan. Additional processes and internal controls over financial reporting have also been developed.

In adopting IFRS 16, the Bank will apply certain practical expedients as permitted by IFRS 16, including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate a lease, measuring the right-of-use asset retrospectively on a selection of leases, not reassessing under IFRS 16, contracts that were previously identified as leases under the previous accounting standards (IAS 17, Leases, and IFRIC 4, Determining whether an arrangement contains a lease), and applying the exemption for short-term leases to be expensed.

The Bank's real estate leases, previously classified as operating leases, will be impacted the most by the adoption of IFRS 16. The Bank also leases certain equipment and other assets under similar payment terms. On November 1, 2019, the Bank estimates increases of $4.4 billion of new right-of-use assets, $5.5 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.6 billion. The decrease of retained earnings is approximately $0.5 billion after tax. Based on the current regulatory requirements, the expected impact to Common Equity Tier 1 (CET1) capital is a decrease of 24 basis points (bps).

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 94

November 1, 2021. In June 2019, the IASB issued an Exposure Draft which proposes targeted amendments to IFRS 17 including, amongst other matters, a deferral of the effective date by one year. It is expected that the IASB will finalize the amendments to the standard in mid-2020. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently in the final stages of its planning activities, which includes developing the project plan based on results from business impact assessments, reviewing resource requirements to support this approach, and monitoring the impact of IASB changes to the IFRS 17 standard.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank. The interpretation can be applied using either full retrospective application or modified retrospective application without restatement of comparatives and is not expected to have a significant impact on the Bank.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted and is to be applied prospectively. The Bank will assess the impact of the amendments on future acquisitions.

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, which clarify the definition of "material". Specifically, the amendments clarify that information is material if omitting, misstating, or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accompanying explanations to the definition have also been clarified. The amendments are effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, and are to be applied prospectively with early application permitted. The Bank is currently assessing the impact of adopting these amendments.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2019. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2019.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2019, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of, and for the year ended October 31, 2019. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2019.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2019, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 95

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 60:  INVESTMENT PORTFOLIO – Securities Maturity Schedule1,2

(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total		Total
							October 31 2019	October 31 2018	October 31 2017

Securities at fair value through other comprehensive income (available-for-sale securities under IAS 39)
Government and government- related securities
Canadian government debt
Federal
Fair value	$4,165	$4,104	$283	$607	$504	$–	$9,663	$12,731	$16,225
Amortized cost	4,163	4,090	282	605	463	–	9,603	12,740	16,200
Yield	1.95%	2.18%	2.58%	2.65%	2.70%	–%	2.15%	2.12%	1.91%
Provinces
Fair value	1,168	2,255	2,199	7,091	214	–	12,927	9,507	7,922
Amortized cost	1,166	2,239	2,181	7,089	215	–	12,890	9,443	7,859
Yield	2.19%	2.64%	3.37%	3.52%	2.27%	–%	3.20%	3.12%	2.71%
U.S. federal government debt
Fair value	3,618	17,904	1,352	2,302	–	–	25,176	27,060	27,258
Amortized cost	3,615	17,893	1,355	2,303	–	–	25,166	26,898	27,087
Yield	1.12%	1.76%	2.10%	1.57%	–%	–%	1.67%	1.58%	1.58%
U.S. states, municipalities, and agencies
Fair value	4,180	1,629	1,836	700	7,216	–	15,561	18,706	21,022
Amortized cost	4,161	1,619	1,842	694	7,221	–	15,537	18,959	20,995
Yield	2.20%	2.47%	2.19%	2.43%	2.39%	–%	2.33%	2.44%	2.17%
Other OECD government-guaranteed debt
Fair value	5,162	8,524	250	471	–	–	14,407	20,096	21,122
Amortized cost	5,161	8,508	250	475	–	–	14,394	20,034	21,067
Yield	1.05%	2.00%	2.04%	2.55%	–%	–%	1.68%	1.53%	1.35%
Canadian mortgage-backed securities
Fair value	907	4,370	160	–	–	–	5,437	6,633	8,812
Amortized cost	901	4,347	159	–	–	–	5,407	6,575	8,757
Yield	1.41%	1.65%	2.18%	–%	–%	–%	1.63%	1.67%	1.72%
Other debt securities
Asset-backed securities
Fair value	61	4,188	4,490	2,490	4,659	–	15,888	21,969	29,981
Amortized cost	61	4,189	4,476	2,487	4,677	–	15,890	21,901	29,879
Yield	2.19%	1.93%	2.12%	2.42%	2.65%	–%	2.27%	2.37%	1.85%
Non-agency CMO
Fair value	–	–	–	–	247	–	247	472	1,715
Amortized cost	–	–	–	–	247	–	247	471	1,706
Yield	–%	–%	–%	–%	2.52%	–%	2.52%	3.06%	2.51%
Corporate and other debt
Fair value	1,021	4,016	895	1,879	23	–	7,834	8,507	9,790
Amortized cost	1,020	3,995	894	1,893	30	–	7,832	8,534	9,753
Yield	2.14%	2.55%	2.92%	2.66%	2.30%	–%	2.56%	2.82%	2.48%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,598	1,598	1,804	1,922
Amortized cost	–	–	–	–	–	1,594	1,594	1,725	1,821
Yield	–%	–%	–%	–%	–%	3.07%	3.07%	3.43%	2.88%
Preferred shares
Fair value	–	–	–	–	–	242	242	370	365
Amortized cost	–	–	–	–	–	302	302	376	313
Yield	–%	–%	–%	–%	–%	4.07%	4.07%	4.17%	4.44%
Debt securities reclassified from trading
Fair value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	277
Amortized cost	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	250
Yield	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	5.51%
Total securities at fair value through other comprehensive income (available-for-sale securities under IAS 39)
Fair value	$20,282	$46,990	$11,465	$15,540	$12,863	$1,840	$108,980	$127,855	$146,411
Amortized cost	20,248	46,880	11,439	15,546	12,853	1,896	108,862	127,656	145,687
Yield	1.62%	1.98%	2.44%	2.84%	2.50%	3.23%	2.17%	2.13%	1.88%

[1]

Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

[2]

As at October 31, 2019, includes securities issued by Government of Japan of $9.6 billion (as at October 31, 2018, includes securities issued by Government of Japan of $9.5 billion), where the book value was greater than 10% of the shareholders' equity.

[3]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 96

TABLE 60:  INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)1,2

(millions of Canadian dollars)										As at
	Remaining terms to maturities[3]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total			Total
							October 31 2019	October 31 2018		October 31 2017

Debt securities at amortized cost (held-to-maturity securities under IAS 39)
Government and government-related securities
Canadian government debt
Federal
Fair value	$992	$515	$871	$422	$1,959	$–	$4,759	$4,914		$661
Amortized cost	992	515	872	435	1,957	–	4,771	4,922		661
Yield	1.60%	1.84%	2.45%	2.23%	2.47%	–%	2.19%	1.97%		1.87%
Provinces
Fair value	–	40	766	1,241	221	–	2,268	783	$	n/a
Amortized cost	–	40	766	1,243	222	–	2,271	782		n/a
Yield	–%	2.76%	3.16%	4.07%	5.93%	–%	3.92%	3.07%		n/a	%
U.S. federal government and agencies debt
Fair value	16	69	1,040	1,684	–	–	2,809	111		–
Amortized cost	16	67	1,039	1,684	–	–	2,806	114		–
Yield	1.83%	1.54%	1.63%	1.70%	–%	–%	1.67%	0.03%		–%
U.S. states, municipalities, and agencies
Fair value	1,347	3,686	8,305	10,395	16,616	–	40,349	28,372		22,417
Amortized cost	1,349	3,677	8,247	10,489	16,646	–	40,408	29,034		22,531
Yield	1.99%	2.35%	2.25%	2.84%	2.28%	–%	2.42%	2.47%		2.15%
Other OECD government-guaranteed debt
Fair value	7,165	10,197	9,574	1,254	–	–	28,190	25,768		22,629
Amortized cost	7,161	10,138	9,512	1,208	–	–	28,019	25,683		22,431
Yield	0.08%	0.60%	1.10%	0.49%	–%	–%	0.63%	0.72%		0.43%
Other debt securities
Asset-backed securities
Fair value	11	5,052	8,945	4,045	10,645	–	28,698	23,728		n/a
Amortized cost	11	5,053	8,950	4,049	10,700	–	28,763	23,709		n/a
Yield	2.27%	2.50%	2.69%	2.78%	2.74%	–%	2.69%	2.91%		n/a	%
Non-agency CMO
Fair value	–	–	–	–	16,384	–	16,384	15,525		n/a
Amortized cost	–	–	–	–	16,236	–	16,236	15,867		n/a
Yield	–%	–%	–%	–%	2.83%	–%	2.83%	2.85%		n/a	%
Canadian issuers
Fair value	–	–	–	99	–	–	99	–		n/a
Amortized cost	–	–	–	99	–	–	99	–		n/a
Yield	–%	–%	–%	2.56%	–%	–%	2.56%	–%		n/a	%
Other issuers
Fair value	1,653	2,472	2,629	433	2	–	7,189	7,064		n/a
Amortized cost	1,649	2,454	2,601	418	2	–	7,124	7,060		n/a
Yield	1.21%	0.91%	1.25%	0.27%	5.80%	–%	1.07%	1.17%		n/a	%
Total debt securities at amortized cost (held-to-maturity securities under IAS 39)
Fair value	$11,184	$22,031	$32,130	$19,573	$45,827	$–	$130,745	$106,265		$71,426
Amortized cost	11,178	21,944	31,987	19,625	45,763	–	130,497	107,171		71,363
Yield	0.62%	1.40%	1.96%	2.59%	2.61%	–%	2.07%	2.09%		1.59%

[1]

Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

[2]

As at October 31, 2019, includes securities issued by Government of Japan of $9.6 billion (as at October 31, 2018, includes securities issued by Government of Japan of $9.5 billion), where the book value was greater than 10% of the shareholders' equity.

[3]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 97

TABLE 61: LOAN PORTFOLIO – Maturity Schedule

(millions of Canadian dollars)								As at
	Remaining term-to-maturity
	Under 1 year	1 to 5 years	Over 5 years	Total				Total
				October 31 2019	October 31 2018	October 31 2017	October 31 2016	October 31 2015
Canada
Residential mortgages	$37,363	$157,902	$5,687	$200,952	$193,829	$190,325	$189,299	$185,009
Consumer instalment and other personal
HELOC	45,530	45,509	14	91,053	86,159	74,937	65,068	61,317
Indirect Auto	574	13,180	11,943	25,697	24,216	22,282	20,577	19,038
Other	16,612	921	922	18,455	18,574	17,355	16,456	16,075

Credit card	18,428	–	–	18,428	18,046	18,028	18,226	17,941

Total personal	118,507	217,512	18,566	354,585	340,824	322,927	309,626	299,380
Real estate
Residential	8,299	7,621	3,898	19,818	18,364	17,981	16,001	14,862
Non-residential	9,214	3,881	2,837	15,932	13,635	12,832	12,780	11,330

Total real estate	17,513	11,502	6,735	35,750	31,999	30,813	28,781	26,192

Total business and government (including real estate)	76,712	32,094	10,227	119,033	111,145	97,033	91,054	84,155

Total loans – Canada	195,219	249,606	28,793	473,618	451,969	419,960	400,680	383,535
United States
Residential mortgages	716	168	33,617	34,501	31,128	31,460	27,662	26,922
Consumer instalment and other personal
HELOC	9,924	7	1,595	11,526	12,334	12,434	13,208	13,334
Indirect Auto	352	18,329	13,773	32,454	29,870	29,182	28,370	24,862
Other	166	932	15	1,113	874	846	745	693

Credit card	18,129	–	–	18,129	16,964	14,972	13,680	12,274

Total personal	29,287	19,436	49,000	97,723	91,170	88,894	83,665	78,085
Real estate
Residential	1,641	3,199	4,023	8,863	8,050	7,316	6,852	5,691
Non-residential	2,937	11,705	9,508	24,150	22,426	22,163	21,675	18,317

Total real estate	4,578	14,904	13,531	33,013	30,476	29,479	28,527	24,008

Total business and government (including real estate)	24,201	58,463	48,554	131,218	124,090	119,350	116,713	97,217

Total loans – United States	53,488	77,899	97,554	228,941	215,260	208,244	200,378	175,302
Other International
Personal	12	–	–	12	14	14	16	5

Business and government	924	789	76	1,789	2,258	1,579	1,513	1,978

Total loans – Other international	936	789	76	1,801	2,272	1,593	1,529	1,983
Other loans
Debt securities classified as loans	n/a	n/a	n/a	n/a	n/a	3,209	1,674	2,187

Acquired credit-impaired loans	7	40	266	313	453	665	974	1,414

Total other loans	7	40	266	313	453	3,874	2,648	3,601
Total loans	$249,650	$328,334	$126,689	$704,673	$669,954	$633,671	$605,235	$564,421

TABLE 62: LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)										As at

	October 31, 2019		October 31, 2018		October 31, 2017		October 31, 2016		October 31, 2015
	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed rate	$228,904	$91,698	$218,098	$84,450	$197,483	$84,080	$212,257	$82,507	$176,316	$66,949

Variable rate	99,430	34,991	95,861	34,018	79,447	36,093	85,139	34,260	72,663	32,208
Total	$328,334	$126,689	$313,959	$118,468	$276,930	$120,173	$297,396	$116,767	$248,979	$99,157

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 98

The changes in the Bank's allowance for credit losses for the years ended October 31 are shown in the following table.

TABLE 63:  ALLOWANCE FOR LOAN LOSSES1

(millions of Canadian dollars, except as noted)	2019	2018	2017	2016	2015
Allowance for loan losses – Balance at beginning of year	$3,549	$3,475	$3,873	$3,434	$3,028
Provision for credit losses	3,030	2,472	2,216	2,330	1,683
Write-offs
Canada
Residential mortgages	17	15	22	18	23
Consumer instalment and other personal
HELOC	11	8	11	11	13
Indirect Auto	284	251	337	334	224
Other	256	216	216	221	218

Credit card	585	557	595	623	638
Total personal	1,153	1,047	1,181	1,207	1,116
Real estate
Residential	2	2	1	3	4
Non-residential	1	1	2	2	3

Total real estate	3	3	3	5	7

Total business and government (including real estate)	96	75	75	107	74
Total Canada	1,249	1,122	1,256	1,314	1,190
United States
Residential mortgages	14	16	19	22	16
Consumer instalment and other personal
HELOC	15	22	39	38	47
Indirect Auto	450	387	315	232	206
Other	204	192	152	121	101

Credit card	1,114	958	777	530	454
Total personal	1,797	1,575	1,302	943	824
Real estate
Residential	2	1	3	3	5
Non-residential	7	10	6	11	22
Total real estate	9	11	9	14	27

Total business and government (including real estate)	129	79	91	76	124
Total United States	1,926	1,654	1,393	1,019	948
Other International
Personal	–	–	–	–	–

Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	n/a	n/a	9	14	13

Acquired credit-impaired loans[2,3]	3	2	1	4	6
Total other loans	3	2	10	18	19

Total write-offs against portfolio	3,178	2,778	2,659	2,351	2,157
Recoveries
Canada
Residential mortgages	–	1	2	1	1
Consumer instalment and other personal
HELOC	–	1	1	–	2
Indirect Auto	54	58	90	91	78
Other	36	37	41	52	58

Credit card	87	87	98	118	124
Total personal	177	184	232	262	263
Real estate
Residential	–	–	1	1	1
Non-residential	–	–	–	3	1
Total real estate	–	–	1	4	2

Total business and government (including real estate)	20	17	20	27	33
Total Canada	197	201	252	289	296
United States
Residential mortgages	1	2	4	9	11
Consumer instalment and other personal
HELOC	4	4	11	5	5
Indirect Auto	132	116	100	85	83
Other	26	35	24	26	23

Credit card	210	173	154	114	113
Total personal	373	330	293	239	235
Real estate
Residential	2	2	2	4	9
Non-residential	2	7	8	4	9
Total real estate	4	9	10	8	18

Total business and government (including real estate)	23	42	58	54	50
Total United States	396	372	351	293	285
Other International
Personal	–	–	–	–	–

Business and government	–	–	–	–	1
Total other international	–	–	–	–	1
Other loans
Debt securities classified as loans	n/a	n/a	–	–	–

Acquired credit-impaired loans[2,3]	16	16	22	20	19
Total other loans	16	16	22	20	19

Total recoveries on portfolio	609	589	625	602	601
Net write-offs	(2,569)	(2,189)	(2,034)	(1,749)	(1,556)
Disposals	(3)	(46)	(83)	(2)	(3)

Foreign exchange and other adjustments	(4)	49	(122)	47	321
Total allowance for loan losses, including off-balance sheet positions	4,003	3,761	3,850	4,060	3,473

Less: Change in allowance for off-balance sheet positions[4,5]	(444)	212	67	187	39

Total allowance for loan losses, at end of period[5]	$4,447	$3,549	$3,783	$3,873	$3,434

Ratio of net write-offs in the period to average loans outstanding	0.38%	0.34%	0.33%	0.30%	0.30%

[1]	Opening balance of allowance for loan losses effective November 1, 2017 was booked in accordance with IFRS 9. Allowance for loan losses prior to November 1, 2017 was booked in accordance with IAS 39.
[2]	Includes all FDIC covered loans and other ACI loans.
[3]	Other adjustments are required as a result of the accounting for FDIC covered loans.
[4]	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
[5]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 99

TABLE 64:  AVERAGE DEPOSITS

(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2019			October 31, 2018			October 31, 2017
	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada[1]
Non-interest-bearing demand deposits	$14,058	$–	–%	$13,156	$–	–%	$11,201	$–	–%
Interest-bearing demand deposits	75,709	1,579	2.09	57,030	1,094	1.92	57,521	648	1.13
Notice deposits	222,249	786	0.35	222,394	567	0.25	209,939	321	0.15

Term deposits	246,078	5,609	2.28	223,295	4,215	1.89	176,345	2,730	1.55
Total deposits booked in Canada	558,094	7,974	1.43	515,875	5,876	1.14	455,006	3,699	0.81

Deposits booked in the United States
Non-interest-bearing demand deposits	9,745	1	0.01	10,037	–	–	10,405	–	–
Interest-bearing demand deposits	5,147	43	0.84	2,859	16	0.56	3,152	11	0.35
Notice deposits	330,301	3,795	1.15	317,218	3,233	1.02	298,639	1,695	0.57

Term deposits	59,534	1,435	2.41	52,461	958	1.83	79,090	973	1.23
Total deposits booked in the United States	404,727	5,274	1.30	382,575	4,207	1.10	391,286	2,679	0.68

Deposits booked in the other international
Non-interest-bearing demand deposits	162	–	–	155	–	–	(7)	–	–
Interest-bearing demand deposits	627	1	0.16	1,025	1	0.10	1,442	3	0.21
Notice deposits	–	–	–	–	–	–	–	–	–

Term deposits	26,449	426	1.61	37,435	405	1.08	28,153	234	0.83

Total deposits booked in other international	27,238	427	1.57	38,615	406	1.05	29,588	237	0.80
Total average deposits	$990,059	$13,675	1.38%	$937,065	$10,489	1.12%	$875,880	$6,615	0.76%

[1]	As at October 31, 2019, deposits by foreign depositors in TD's Canadian bank offices amounted to $152 billion (October 31, 2018 – $152 billion, October 31, 2017 – $100 billion).

TABLE 65:  DEPOSITS – Denominations of $100,000 or greater1

(millions of Canadian dollars)					As at
	Remaining term-to-maturity
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
	October 31, 2019
Canada	$64,039	$17,069	$43,559	$97,659	$222,326
United States	19,616	12,220	28,143	2,755	62,734

Other international	17,234	2,880	3,601	–	23,715

Total	$100,889	$32,169	$75,303	$100,414	$308,775
	October 31, 2018
Canada	$65,253	$22,761	$37,652	$92,105	$217,771
United States	20,203	16,547	11,654	2,166	50,570

Other international	20,225	2,016	2,787	–	25,028

Total	$105,681	$41,324	$52,093	$94,271	$293,369
	October 31, 2017
Canada	$41,862	$19,392	$20,623	$79,649	$161,526
United States	34,955	15,607	11,821	1,390	63,773

Other international	20,037	9,058	3,714	–	32,809
Total	$96,854	$44,057	$36,158	$81,039	$258,108

[1]	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 66:  SHORT-TERM BORROWINGS

(millions of Canadian dollars, except as noted)			As at
	October 31 2019	October 31 2018	October 31 2017
Obligations related to securities sold under repurchase agreements
Balance at year-end	$125,856	$93,389	$88,591
Average balance during the year	119,782	95,286	76,136
Maximum month-end balance	126,115	98,539	88,986
Weighted-average rate at October 31	1.54%	1.63%	0.87%

Weighted-average rate during the year	1.98	1.65	0.92

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 100

TABLE 67:  NET INTEREST INCOME ON AVERAGE EARNING BALANCES1,2,3

(millions of Canadian dollars, except as noted)			2019			2018			2017
	Average balance	Interest[4]	Average rate	Average balance	Interest[4]	Average rate	Average balance	Interest[4]	Average rate

Interest-earning assets
Interest-bearing deposits with Banks
Canada	$6,846	$128	1.87%	$5,204	$102	1.96%	$5,629	$21	0.37%
U.S.	24,078	532	2.21	34,424	592	1.72	42,899	405	0.94
Securities
Trading
Canada	62,433	1,973	3.16	55,519	1,684	3.03	47,985	1,332	2.78
U.S.	20,254	506	2.50	20,496	517	2.52	20,186	403	2.00
Non-trading
Canada	46,854	1,387	2.96	47,761	1,219	2.55	48,109	949	1.97
U.S.	169,275	4,641	2.74	155,892	3,719	2.39	130,611	2,378	1.82
Securities purchased under reverse repurchase agreements
Canada	66,015	1,250	1.89	41,518	665	1.60	33,725	371	1.10
U.S.	45,423	1,381	3.04	44,238	1,020	2.31	43,087	496	1.15
Loans
Residential mortgages[5]
Canada	207,289	6,133	2.96	201,772	5,656	2.80	200,251	4,916	2.45
U.S.	32,821	1,253	3.82	29,514	1,110	3.76	27,982	1,041	3.72
Consumer instalment and other personal
Canada	130,719	5,762	4.41	120,273	5,215	4.34	106,614	4,704	4.41
U.S.	43,372	2,015	4.65	41,762	1,711	4.10	41,263	1,455	3.53
Credit card
Canada	19,197	2,422	12.62	18,708	2,323	12.42	18,571	2,270	12.22
U.S.	17,679	2,913	16.48	15,853	2,550	16.09	13,771	2,213	16.07
Business and government[5]
Canada	100,408	3,506	3.49	92,348	2,943	3.19	80,673	2,187	2.71
U.S.	125,914	4,800	3.81	115,147	4,203	3.65	112,416	3,795	3.38

International	105,401	1,397	1.33	102,855	1,193	1.16	88,963	896	1.01

Total interest-earning assets	1,223,978	41,999	3.43	1,143,284	36,422	3.19	1,062,735	29,832	2.81

Interest-bearing liabilities
Deposits
Personal[6]
Canada	224,374	1,634	0.73	215,320	1,228	0.57	208,027	983	0.47
U.S.	246,986	3,179	1.29	238,005	2,788	1.17	221,560	1,426	0.64
Banks[7],8
Canada	11,414	169	1.48	11,612	135	1.16	10,686	71	0.66
U.S.	2,346	44	1.88	7,214	135	1.87	9,460	115	1.22
Business and government[7],8
Canada	279,571	6,171	2.21	248,013	4,513	1.82	199,236	2,645	1.33
U.S.	101,874	2,051	2.01	84,575	1,284	1.52	108,078	1,138	1.05
Subordinated notes and debentures	9,589	395	4.12	7,946	337	4.24	9,045	391	4.32
Obligations related to securities sold short and under repurchase agreements
Canada	60,173	1,281	2.13	46,981	1,091	2.32	34,719	540	1.56
U.S.	57,028	1,602	2.81	57,384	1,274	2.22	56,587	696	1.23
Securitization liabilities[9]	27,023	524	1.94	27,805	586	2.11	29,761	472	1.59
Other liabilities
Canada	5,669	154	2.72	5,706	132	2.31	5,306	92	1.73
U.S.	35	4	11.43	34	4	11.76	34	4	11.76

International[7],8	67,833	860	1.27	68,074	676	0.99	48,787	412	0.84

Total interest-bearing liabilities	1,093,915	18,068	1.65	1,018,669	14,183	1.39	941,286	8,985	0.95
Total net interest income on average earning assets	$1,223,978	$23,931	1.96%	$1,143,284	$22,239	1.95%	$1,062,735	$20,847	1.96%

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Net interest income includes dividends on securities.
[3]	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[4]	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
[5]	Includes average trading loans of $12 billion (2018 – $11 billion, 2017 – $12 billion).
[6]	Includes charges incurred on the TD Ameritrade IDA of $2.2 billion (2018 – $1.9 billion, 2017 – $1.5 billion).
[7]	Includes average trading deposits with a fair value of $61 billion (2018 – $102 billion, 2017 – $87 billion).
[8]	Includes average deposit designated at fair value through profit or loss of $59 billion.
[9]

Includes average securitization liabilities at fair value of $13 billion (2018 – $12 billion, 2017 – $13 billion) and average securitization liabilities at amortized cost of $14 billion (2018 –$16 billion, 2017 – $17 billion).

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 101

The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 68:  ANALYSIS OF CHANGE IN NET INTEREST INCOME1,2,3

(millions of Canadian dollars)	2019 vs. 2018			2018 vs. 2017
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Interest-earning assets
Interest-bearing deposits with banks
Canada	$32	$(6)	$26	$(2)	$83	$81
U.S.	(178)	118	(60)	(80)	267	187
Securities
Trading
Canada	210	79	289	210	142	352
U.S.	(6)	(5)	(11)	6	108	114
Non-trading
Canada	(23)	191	168	(7)	277	270
U.S.	319	603	922	460	881	1,341
Securities purchased under reverse repurchase agreements
Canada	392	193	585	86	208	294
U.S.	27	334	361	13	511	524
Loans
Residential mortgages
Canada	154	323	477	38	702	740
U.S.	124	19	143	57	12	69
Consumer instalment and other personal
Canada	453	94	547	603	(92)	511
U.S.	66	238	304	17	239	256
Credit card
Canada	60	39	99	17	36	53
U.S.	294	69	363	334	3	337
Business and government
Canada	257	306	563	316	440	756
U.S.	393	204	597	92	316	408

International	112	92	204	182	115	297

Total interest income	2,686	2,891	5,577	2,342	4,248	6,590

Interest-bearing liabilities
Deposits
Personal
Canada	52	354	406	34	211	245
U.S.	106	285	391	106	1,256	1,362
Banks
Canada	(2)	36	34	6	58	64
U.S.	(92)	1	(91)	(27)	47	20
Business and government
Canada	574	1,084	1,658	648	1,220	1,868
U.S.	263	504	767	(247)	393	146
Subordinated notes and debentures	70	(12)	58	(48)	(6)	(54)
Obligations related to securities sold short and under repurchase agreements
Canada	306	(116)	190	191	360	551
U.S.	(7)	335	328	9	569	578
Securitization liabilities	(17)	(45)	(62)	(31)	145	114
Other liabilities
Canada	(1)	23	22	7	33	40
U.S.	–	–	–	–	–	–

International	(15)	199	184	195	69	264

Total interest expense	1,237	2,648	3,885	843	4,355	5,198
Net interest income	$1,449	$243	$1,692	$1,499	$(107)	$1,392

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[3]	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

TD BANK GROUP • 2019 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 102